Exhibit 99.1

FURY GOLD MINES LIMITED

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2025

DATED MARCH 31, 2026

TABLE OF CONTENTS

introductory notes	1
Cautionary Note Regarding Forward-Looking Statements	1
Cautionary Note to United States Investors Regarding Mineral Disclosure	2
Change in Reporting Forms for United States Investors	4
Canadian Resource Category (Classification) Definitions	4
Corporate Structure	5
Name, Address and Incorporation	5
Inter-corporate Relationships	6
General Development of the Business	7
Business of Fury Gold and Three-year History	7
Three-year Overview	7
2022 Acquisition of Shares of Dolly Varden Silver Corporation	7
2022 to 2024 Unification of the Éléonore South Gold Project	7
2025 Acquisition of Quebec Precious Metals Corp. and its Projects	7
2025 Preliminary Economic Assessment of Eau Claire Project	7
Fiscal 2023	8
Eau Claire Exploration Program	8
2023 Changes to Management and the Board	8
2023 Financings	9
2023 Corporate developments	9
Fiscal 2024	9
2024 Eau Claire Exploration	9
2024 Éléonore South Exploration Program	10
2024 Committee Bay Exploration	11
2024 Management and Board Changes	11
2024 Financing	11
Fiscal 2025 – March 2026	11
2025 Acquisition of Quebec Precious Metals (“QPM”)	11
2025 Eau Claire Exploration	12
2025 Éléonore South Exploration	12
2025 Sakami and Elmer East	13
2025 Elmer East Project	14
2025 Committee Bay (Nunavut Territory, Canada) Exploration	15
2025 Financings	15
2025 Changes to the Board	16
Business Description	16
General	16
Specialized Skill and Knowledge	17
Competitive Conditions	17
Cyclical and Seasonal	17
Intangible Properties	17
Environmental Protection	17
Employees	18
Social and Environmental Policies	18
Indigenous and Local Community Engagement	18
Cultural Awareness	19
Ecologo Certificate	19
THE COMPANY’S MINERAL PROJECTS	19
Overview of Four Material Mineral Properties	19
Eau Claire Property	20

Land Tenure	20
Local Resources and Infrastructure	21
Accessibility and Climate, Physiography	21
History	22
Pre 2002 Exploration	22
2002 – 2019 Eastmain Resources Exploration	23
Geology and Mineralization	24
Exploration	25
Historical Drilling	25
Extension Drilling	26
Percival Drilling	27
Historical QA/QC Sample Preparation, Analyses and Security	27
Fury Sampling, Analysis, Data Management and QA/QC	28
Mineral Processing and Metallurgical Testing	29
2024 Mineral Resource Estimate	30
Drill Hole Database	31
Total Drill Hole and Channel Sample Database for the Eau Claire Project	31
Combined Mineral Resource Estimate for the Eau Claire Project, May 10, 2024	31
Eau Claire Deposit Mineral Resource Estimate, May 10, 2024	31
Highlights of the 2024 Percival Mineral Resource Estimate are as follows	32
2024 Eau Claire and Percival Deposits Mineral Resource Estimate Notes:	33
Eau Claire Project 2025 Preliminary Economic Assessment (“PEA”)	34
Highlights of the PEA	34
Eau Claire PEA Sensitivity Analysis to Economic Inputs	38
Qualified Person (“QP”) Recommendations from PEA	39
Estimated Budget for Eau Claire Resource Expansion Drilling	40
Post-PEA Eau Claire Exploration	41
Eau Claire Regional Exploration- Serendipity Prospect	41
Committee Bay Project	42
2023 Technical Report	42
Description and Location	42
Access, Climate, Local Resources, Infrastructure and Physiography	42
Geology, Mineralization and Deposit Types	43
History	43
Committee Bay Sampling, Analyses and Data Verification	44
Mineral Processing and Metallurgical Testing	45
2023 Committee Bay Mineral Resource Estimate	46
Exploration Program Recommendations	48
2015 through 2021 Committee Bay Exploration by Fury	49
Raven Prospect	50
Three Bluffs Deposit	50
2022 and 2023 Committee Bay Project Exploration Program	51
2024 Committee Bay Project Exploration Program	51
2025 Committee Bay Project Exploration Program	52
Éléonore South Property, Québec, Canada	52
2024 Technical Report	52
Location and Size	53
Access, Climate, Local Resources, Infrastructure and Physiography	54
Geology, Mineralization and Deposit Types	55
Property History	55
Royalties	56
Sampling, Analyses and Data Verification	56
Mineral Processing and Metallurgical Testing	57
Mineral Resource Estimates	57
2024 Éléonore South Exploration Program	57
Éléonore South Future Exploration	58

Sakami Property, Québec, Canada	60
2025 Technical Report	60
Property Description, Location	60
Geology and Mineralization	61
Location of the Project with Regional Geology	61
Methodology	62
Drilling and Exploration	62
Mineral Resource Estimate MRE)	62
Risk Factors	64
Exploration Activities May Not Be Successful	64
Commodity Price Fluctuations and Cycles	65
Additional Funding Requirements and Shareholder Equity Dilution	65
Negative Cash Flow	66
Indirect Economic Interest in the Homestake Ridge Project	66
Price Volatility of Publicly Traded Securities	66
Mineral Resource Estimates	66
Inflation	67
Property Commitments	67
Environmental Regulatory, Health & Safety Risks	67
Relationships with Local Communities and Indigenous Organizations	68
Environmental Protection	68
Climate Change	69
Changes in Government Mining, Permitting, Environmental Regulation	69
Competitive Conditions	69
Local Community Uncertainties	70
Acquisitions May Not Be Successfully Integrated	70
Changes in the Market Price of Common Shares	70
Properties May Be Subject to Defects in Title	70
Reliance on Contractors and Experts	71
Qualified and Experienced Employees, Management, and Board Members	71
Legal and Litigation Risks	71
Risks Relating to Statutory and Regulatory Compliance	71
Under-insured or Uninsurable Insurance Risks	72
Limited Business History and No History of Earnings	72
Claims by Investors Outside of Canada	72
No-Dividends Policy	72
Disclosure and Internal Controls	72
Cybersecurity Risks	73
Social Media Risks	74
Liabilities relating to Past Issuances of Flow-Through Shares	74
Description of Capital Structure	74
Attributes of Common Shares	74
Authorized Preferred Shares- Nil issued	75
Market for Securities	75
Trading Price and Volume on TSX	75
Trading Price and Volume of Common Shares on the NYSE American	75
Prior Sales-2025 Issuances of Common Shares or Equivalents	76
Directors and Executive Officers	76
Name, Principal Occupation and Province or State of Residence	76
Directors and Executive Officers	77
Management Security Holdings	78
No Management History of Cease Trade Orders, Bankruptcies etc.	78

Potential Conflicts of Interest	79
Audit Committee	79
Audit Committee Charter	79
Composition of the Audit Committee	80
Relevant Education and Experience of Audit Committee Members	80
Pre-Approval Policies and Procedures	80
External Auditor Service Fees	80
Other Board Committees	81
No Legal Proceedings	81
Interest of Management and Others in Material Transactions	81
SHARED SERVICES PROVIDER	81
Transfer Agent and Registrar	82
Auditor	82
Material Contracts	82
Interests of Experts	83
Additional Information	83

Graphics

Graphic 1 Fury Gold Mines Limited, Subsidiaries and Mineral Projects Organization Chart

Graphic 2 Eau Claire Project Location Map and Claims

Graphic 3: Long Section and Cross Section views of the proposed Eau Claire OP and UG mine plan.

Graphic 4: Eau Claire PEA Base Case Sensitivities.

Graphic 5: Eau Claire Hybrid Case Sensitivities.

Graphic 6: Eau Claire PEA Toll Milling Case Sensitivities.

Graphic 7: Committee Bay Project Location and Claims

Graphic 8: Three Bluffs Drilling - Long Section

Graphic 9: Éléonore South Project Location and Claims

Graphic 10: Sakami Local Geology

Tables

Table 1: Eau Claire Project Drill Hole Database

Table 2: 2024 Eau Claire Combine Mineral Resource Estimate

Table 3: 2024 Eau Claire Deposit Mineral Resource Estimate

Table 4: 2024 Percival Deposit Mineral Resource Estimate

Table 5: Eau Claire PEA Key Economic Assumptions and Results

Table 6: Potentially Mineable Portion of the Eau Claire Resource

Table 7: Eau Claire PEA Capital and Operating Cost Summary

Table 8: Eau Claire PEA Sensitivity Analysis

Table 9: Estimated Budget for Eau Claire Resource Expansion Drilling

Table 10: 2023 Committee Bay Mineral Resources

Table 11: CommitteeBay Future Drilling Budget

Table 12: Éléonore South Future Exploration Budget

Table 13: 2025 Sakami Inferred Resource Estimate

Table 14: 2025 TSX Trading Summary

Table 15: 2025 NYSE American Trading Summary

Table 16: 2025 Issuances of Treasury Shares or Equivalents

Table 17: Directors and Officers Summary Information

Table 18: 2024/25 External Auditor Fees

Table 19: 2023-2025 Shared Service Provider Costs

INTRODUCTORY NOTES

In this Annual Information Form (the “AIF”) the “Company”, “Fury Gold”, “we”, “us” or “our” refers to Fury Gold Mines Limited on a consolidated basis together with its subsidiaries unless otherwise expressly provided.

This AIF is dated March 31, 2026. Except as otherwise indicated, all information contained herein is as at December 31, 2025. In this AIF, unless otherwise indicated, all dollar amounts and references to “C$” or “$” are to Canadian dollars and references to “US$” are to U.S. dollars. All dollar amounts are expressed in thousands (000s) of Canadian dollars unless otherwise indicated.

Cautionary Note Regarding Forward-Looking Statements

Certain statements made in this AIF contain forward-looking information within the meaning of applicable Canadian and United States securities laws (“forward-looking statements”). These forward-looking statements are presented for the purpose of assisting the Company’s securityholders and prospective investors in understanding management’s intentions and views regarding future outcomes and are inherently uncertain and should not be heavily relied upon. When used in this AIF, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “seek”, “propose”, “estimate”, “expect”, and similar expressions, as they relate to the Company, identify such forward-looking statements. Specific forward-looking statements in this AIF include:

●	exploration and financing plans and potential sources of financing;

●	estimated mineral resources or their potential economics;

●	estimates which reference future price of minerals, especially gold and other precious metals;

●	the potential for resource expansion and ultimately mine development of the Company’s projects,

●	ability to use harmonized disclosure forms for U.S. purposes (see 40F discussion below)

●	exploration permitting timelines and possible delays;

●	local indigenous and other affected communities engagement; and

●	any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements;

The forward-looking statements contained in this AIF represent the Company’s views as of the date hereof. The assumptions related to these plans, estimates, projections, beliefs and opinions may change without notice and in unanticipated ways. Many assumptions may prove to be incorrect, including:

●	budgeting plans, expected costs, assumptions regarding capital and commodity market conditions and other factors upon which the Company has based its expenditure and funding expectations;

●	ability to raise additional capital to proceed with its exploration, development and operations plans and attracting finance for exploration studies will be possible;

●	ability to obtain or renew the licenses, permits and regulatory approvals necessary for its planned exploration and securing support of locally affected communities;

●	exploration plans will not be adversely impacted by declines in prices of precious metals, investment ,market conditions, and consequent impairment of the Company’s ability to finance its operations

●	that operations and financial markets will not in the long term be adversely impacted by wars, pandemics or other natural or man-made disasters;

●	extreme weather events, water scarcity, and seismic events, and the Company’s strategies to deal with these issues;

●	ability to recruit and retain qualified personnel to pursue its business operations;

●	mineral resource estimates, and the assumptions upon which they are based, are reasonably accurate;

●	ability to comply with current and future environmental, safety and other regulatory requirements and to obtain and maintain local community support.

Risks and other factors are discussed in more detail in the section entitled “Risk Factors” in this AIF. Investors and others should carefully consider these risks and other factors and not place heavy reliance on the forward-looking statements. The Company only updates its forward-looking statements, to the extent required by applicable securities laws.

Cautionary Note to United States Investors Regarding Mineral Disclosure

This AIF uses the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource”, which are Canadian mining terms as defined in, and required to be disclosed in accordance with, National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), which references the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on mineral resources and mineral reserves (“CIM Definition Standards”), adopted by the CIM Council, as amended. Mining disclosure under U.S. securities law was previously required to comply with SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Exchange Act of 1934, as amended. The SEC has adopted rules to replace SEC Industry Guide 7 with mining disclosure rules under sub-part 1300 of Regulation S-K of the U.S. Securities Act (“Regulation S-K 1300”). Under Regulation S-K 1300, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to CIM and other similar international standards. Readers are cautioned that despite efforts to harmonize U.S. mining disclosure rules with NI 43-101 and other international requirements, there remain differences between the terms and definitions used in Regulation S-K 1300 and mining terms defined by CIM and used in NI 43 101. There is no assurance that any mineral reserves or mineral resources that an owner or operator may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the owner or operator prepared the reserve or resource estimates under the standards of Regulation S-K 1300.

The following is a summary of certain material differences between NI 43-101 and S-K 1300:

1.	Qualified Person / Qualified Person Requirements

Under NI 43-101, all scientific and technical disclosure must be based on, and prepared by or under the supervision of, a "Qualified Person" as defined under NI 43-101. A Qualified Person under NI 43-101 is an individual who is a member or licensee in good standing of a professional organization and has at least five years of relevant experience in the field of activity for which they are assuming responsibility. S-K 1300 also requires disclosure to be prepared by, or under the supervision of, a "Qualified Person," as defined therein; however, the specific qualifications, professional association requirements, and definitions differ between the two regimes, and the two terms are not necessarily equivalent.

2.	Classification of Mineral Resources and Mineral Reserves

Both NI 43-101 and S-K 1300 use the mineral resource and mineral reserve classification terminology of the CIM Definition Standards on Mineral Resources and Mineral Reserves ("CIM Standards") and the SEC's own corresponding standards, respectively. While S-K 1300 was largely modeled on and harmonized with international standards (including those developed by the Committee for Mineral Reserves International Reporting Standards ("CRIRSCO")), and uses categories of Measured, Indicated, and Inferred Mineral Resources, and Proven and Probable Mineral Reserves, there remain differences in the specific definitions, thresholds, and methodologies applied. Canadian issuers should note that classification and categorization of resources and reserves under NI 43-101 may not be directly comparable to those disclosed by issuers subject to S-K 1300.

3.	Preliminary Economic Assessments

NI 43-101 permits the disclosure of a "Preliminary Economic Assessment" ("PEA"), which is a study that includes an economic analysis of the potential viability of mineral resources that is prepared prior to, and without the need for, Mineral Reserve estimation. S-K 1300 does not recognize a PEA as a distinct category of technical study for purposes of SEC disclosure. Under S-K 1300, technical studies that are roughly analogous to a PEA may be disclosed only in limited circumstances and are subject to different requirements. Accordingly, PEA disclosure that may be included herein may not have a directly corresponding disclosure category under S-K 1300. The Company has filed a PEA in regards to its Eau Claire Project discussed herein.

4.	Inferred Mineral Resources

Both NI 43-101 and S-K 1300 permit the disclosure of Inferred Mineral Resources. Under NI 43-101, Inferred Mineral Resources may be cited in a PEA, subject to certain cautionary statements. Under S-K 1300, Inferred Mineral Resources may not be included in technical studies for economic analysis purposes. Accordingly, any economic analysis that includes Inferred Mineral Resources may not meet the requirements for corresponding disclosure under S-K 1300.

5.	Technical Report Requirements

NI 43-101 prescribes detailed requirements for the preparation and filing of a technical report (a "Technical Report") in specified circumstances, including upon initial disclosure of mineral resources or mineral reserves, upon the completion of certain studies, and in connection with certain securities transactions. While S-K 1300 requires an initial assessment or a pre-feasibility or feasibility study to support disclosure of mineral resources and mineral reserves, respectively, the form, content, filing trigger events, and other requirements applicable to technical reports under NI 43-101 differ materially from those applicable to technical study summaries filed under S-K 1300.

6.	Feasibility and Pre-Feasibility Studies

Under S-K 1300, disclosure of Proven or Probable Mineral Reserves must be supported by a pre-feasibility or feasibility study. Under NI 43-101, Mineral Reserves must similarly be supported by a study demonstrating, among other things, a Qualified Person's determination that economic extraction can be reasonably justified; however, the specific levels of study, definitions, and criteria applicable under the two regimes may differ in certain respects.

7.	Materiality and Disclosure Thresholds

The materiality standards and thresholds applicable to the disclosure of mineral resource and mineral reserve estimates, as well as other technical information, may differ between NI 43-101 and S-K 1300.

The Company has no mineral reserves (which require that the estimated resources be demonstrated to be economic in at least a pre-feasibility study). Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” that the Company reports are or will be economically or legally mineable. Although in Canada, “inferred mineral resources” are subject to an expectation that there must be a reasonable probability of upgrading a majority of an inferred resource into a measured or indicated category, inferred resources have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the “inferred mineral resources” exist. In accordance with Canadian securities laws, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101. Accordingly, information contained in this AIF describing the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Change in Reporting Forms for United States Investors

Previously, the Company filed its annual report with the U.S. Securities and Exchange Commission (the “SEC”) on Form 20-F as a foreign private issuer. Effective December 31, 2025, the Company determined that it satisfies the eligibility requirements to register its securities and file its annual report under the Multijurisdictional Disclosure System (“MJDS”) established jointly by the SEC and the Canadian Securities Administrators (“CSA”).

Accordingly, the Company has transitioned from filing its annual report on Form 20-F to filing on Form 40-F under the MJDS. Commencing with the annual report for the fiscal year ended December 31, 2025 the Company will file its annual report with the SEC on Form 40-F, which permits eligible Canadian issuers to satisfy their SEC reporting obligations primarily by incorporating by reference disclosure documents prepared in accordance with Canadian securities laws and filed on the System for Electronic Document Analysis and Retrieval (“SEDAR+”).

To qualify for the MJDS and file on Form 40-F, the Company must, among other things, be incorporated or organized under the laws of Canada or a Canadian province or territory, be a "reporting issuer," or the equivalent, in at least one Canadian province or territory for a minimum period of 12 months prior to filing, have an aggregate market value of its public float of at least US $75 million (as measured by the applicable threshold under General Instruction B(1) of Form 40-F); and not be an "ineligible issuer" as defined under SEC rules. The Company has confirmed that it meets each of these criteria as of the date of this filing.

Under the MJDS, the Company's annual disclosure will continue to be prepared in accordance with applicable Canadian securities laws and will be filed on SEDAR+ in Canada. That disclosure will be incorporated by reference into the Company's Form 40-F filed with the SEC and will therefore be available to U.S. investors through the SEC's Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”). The transition from Form 20-F to Form 40-F is not expected to result in any material change to the nature or scope of the Company's public disclosure obligations except that for the fiscal years for which the Company filed using form 20-F, it was required to provide disclosure on its mineral properties under US Regulation S-K 1300 and will now provide technical disclosure compliant with Canadian NI 43-101 and the Canadian Institute of Mining and Metallurgy (CIM) Standards. The Company remains subject to the continuous and timely disclosure requirements of applicable Canadian securities laws, as well as the reporting obligations arising from the registration of its securities under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Company's common shares are registered under Section 12(g) of the Exchange Act. The Company will continue to comply with all applicable obligations arising under the Exchange Act, including the filing of annual reports on Form 40-F, the filing of Reports on Form 6-K to furnish material information to the SEC on an ongoing basis; and compliance with the applicable provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder, to the extent applicable to MJDS filers.

Canadian Resource Category (Classification) Definitions

The discussion of mineral deposit classifications in this AIF adheres to the CIM Definition Standards developed by the CIM. Estimated mineral resources fall into two broad categories dependent on whether the economic viability of them has been established and these are “mineral resources” (potential for economic viability) and “mineral reserves” (viable economic production is feasible). Resources are sub-divided into categories depending on the confidence level of the estimate based on level of detail of sampling and geological understanding of the deposit. The categories, from lowest confidence to highest confidence, are inferred mineral resource, indicated mineral resource and measured mineral resource. Reserves are similarly sub-divided by order of confidence into probable (lowest) and proven (highest). The Company at this time has not classified any of its mineral deposits as mineral reserves. These classifications can be more particularly described as follows:

A “mineral resource” is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. The Company has no projects for which mineral reserves are claimed.

An “inferred mineral resource” is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. It has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. It is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration.

An “indicated mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. It has a lower level of confidence than that applying to a measured mineral resource and may only be converted to a probable mineral reserve.

A “measured mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. It has a higher level of confidence than that applying to either an indicated mineral resource or an inferred mineral resource. It may be converted to a proven mineral reserve or to a probable mineral reserve.

A “mineral reserve” is the economically mineable part of a measured and/or indicated mineral resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of modifying factors, which are considerations used to convert mineral resources to mineral reserves and include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which mineral reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a mineral reserve must be demonstrated by a pre-feasibility study or feasibility study.

A “probable mineral reserve” is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource. The confidence in the modifying factors applying to a probable mineral reserve is lower than that applying to a proven mineral reserve. The Company has not determined that any of its properties contain any probable mineral reserves.

A “proven mineral reserve” is the economically mineable part of a measured mineral resource. A proven mineral reserve implies a high degree of confidence in the modifying factors. The Company has not determined that any of its properties contain any proven mineral reserves.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated under the Business Corporations Act (British Columbia) (the “BCBCA”) on June 9, 2008 the Common Shares began trading on the TSXV in 2011. On October 15, 2013, the Company changed its name to Auryn Resources Inc. On November 1, 2016, the Company completed its graduation to the TSX and the Common Shares began trading on the TSX. In connection with the Company’s graduation to the TSX, the Common Shares were voluntarily delisted from the TSXV. On July 17, 2017, the Common Shares also commenced trading on the NYSE American. On October 9, 2020 Auryn resources were renamed Fury Gold Mines Limited as part of a reorganization and acquisition transaction that closed on the same day.

Fury Gold is a reporting issuer in all of the provinces and territories of Canada. In addition, the Common Shares are registered under Section 12(b) of the U.S. Exchange Act by virtue of being listed on the NYSE American. The Company’s legal registered and records office is in care of its attorneys at 1500-1055 West Georgia Street, Vancouver, BC, V6E 4N7, and its mailing office is located at 401 Bay Street, 16th Floor, Toronto, ON M5H 2Y4.

Inter-corporate Relationships

Fury Gold conducts its business through a number of wholly-owned subsidiaries The following diagram depicts the Company’s corporate structure as of December 31, 2025, and its material subsidiaries, including the name, jurisdiction of incorporation. Each is 100% owned (graphic does not show immaterial investments in two service provider entities see- Shared Service Provider herein).

Graphic 1: Fury Subsidiaries and Mineral Projects Organization Chart

GENERAL DEVELOPMENT OF THE BUSINESS

Business of Fury Gold and Three-year History

Fury Gold Mines is a Canadian-focused high-grade gold exploration company strategically positioned in two prolific mining regions: the Eeyou Istchee James Bay Region of Quebec and the Kitikmeot Region in Nunavut. Fury Gold has a portfolio of mineral properties of which four are considered material at this time: the Eau Claire property located in the Eeyou Istchee James Bay Region of Northern Quebec (the “Eau Claire Project”), the Committee Bay gold project located in the Kitikmeot Region of Nunavut (the “Committee Bay Project”) and the Éléonore South property (“Éléonore South Project”) and Sakami project (the “Sakami Project”) both located in the Eeyou Istchee James Bay Region of Northern Quebec.

Three-year Overview

2022 Acquisition of Shares of Dolly Varden Silver Corporation

On February 25, 2022, the Company announced the completion of the sale of the Homestake Ridge project to Dolly Varden Silver Corporation (“Dolly Varden”), a publicly traded corporation listed on the TSX Venture Exchange. Pursuant to the Homestake Purchase Agreement entered into on December 6, 2021, Dolly Varden acquired 100% of Homestake Resource Corporation from Fury in exchange for a $5M cash payment and the issuance of 76,504,590 common shares of Dolly Varden. Since then, the Company has sold a number of these shares for total proceeds of $20.6M and holds as of December 31, 2025 common shares representing a 12.3% interest in Dolly Varden.

On March 17, 2026, an earlier announced merger of equals between Dolly Varden and Contango ORE Inc (“Contango”) was approved at a shareholders meeting. Dolly Varden received regulatory approval on March 23, 2026 while the merger closed on March 26, 2026. The Company’s shareholding in Dolly Varden was converted into shares of Contango at a rate of 0.1652 Contango shares for each Dolly Varden share while converting from an investment in associate to marketable securities. The fair value of the Contango shares was $43.3M as at March 23, 2026. The carrying value of the Dolly Varden investment in associate was $25.9M as at December 31, 2025. The Company's shareholding in Contango represents roughly 5.8% ownership and does not constitute significant influence.

2022 to 2024 Unification of the Éléonore South Gold Project

On September 12, 2022, the Company and its joint venture partner Newmont Corporation (“Newmont”), through their respective subsidiaries, completed the acquisition of the remaining approximately 23.77% participating interest of Azimut Exploration Inc. in the Éléonore South Joint Venture (“ESJV”), on a pro-rata basis. Following the completion of the transaction, the 100% ESJV participating interests were then held 50.022% by the Company and 49.978% by Newmont. On February 29, 2024, the Company completed the purchase of Newmont’s 49.978% interest in the Éléonore South Gold Project in Quebec (“Éléonore South”) for $3,000,000. As a result of the consolidation, Fury Gold is the 100% owner of Éléonore South.

The Company also acquired Newmont’s 30,392,372 common shares or 10.98% of Sirios Resources Inc. (“Sirios”) as part of the transaction for an additional $1,300,000. Sirios shares have been acquired for investment purposes, and Fury will evaluate its investment in Sirios on an ongoing basis with respect to any possible additional purchases or dispositions. In March 2024, the Company sold 1,514,000 common shares of Sirios, resulting in the Company’s interest in Sirios being reduced to 10.4%. Following further dilutive equity financings completed by Sirios in 2024, the Company’s holding interest in Sirios as at December 31, 2024 was less than 9.9%.

2025 Acquisition of Quebec Precious Metals Corp. and its Projects

On April 28, 2025, the Company announced the completion of its acquisition of Quebec Precious Metals Corporation (QPM), initially announced on February 26, 2025. Fury acquired all outstanding common shares of QPM by issuing 8,349,045 Fury shares at closing, valued at approximately $4.533 million. As part of the acquisition the Company paid $750,000 in cash. Through this acquisition, the Company gained three prospective projects: the Sakami gold project in Eeyou Istchee James Bay, Québec; the Elmer East gold and lithium project, also in Eeyou Istchee James Bay; and a 68% interest in the Kipawa rare earths project and full ownership of the Zeus heavy rare earths project, both located in the Témiscamingue region of Québec. These projects were not individually material to Fury at the time. Since the QPM acquisition did not meet the thresholds for a significant acquisition under National Instrument 51-102, no business acquisition report was required to be filed.

2025 Preliminary Economic Assessment of Eau Claire Project

See below under Eau Clair Project.

A more detailed three-year history is as follows:

Fiscal 2023

Eau Claire Exploration Program

On February 13, 2023, Fury Gold provided an update on targeting the wholly owned Lac Clarkie project immediately to the east of its 100% owned Eau Claire project in the Eeyou Istchee Territory in the James Bay region of Quebec. The Company has defined a total of eight gold targets through the completion of a B-horizon soil sampling program (Figure 1). Six of the targets lie along the Cannard Deformation Zone, which hosts numerous gold occurrences along its >100 kilometre (km) mapped extent, including Fury’s Eau Claire Deposit and Percival Property. Fury prioritized these newly defined targets for follow-up in 2023 with the aim of advancing a number of these targets.

In April 2023, Fury Gold commenced a drilling program at the Eau Claire Deposit, comprising of 10,000 to 15,000 metres (m), with the goals of i) continuing expansion of the high-grade Eau Claire resource; ii) following up on the 2022 success at the Percival Prospect 14 km to the east of Eau Claire; and iii) advancing several early-stage exploration targets along the Cannard Deformation Zone to the drill ready stage.

On July 10, 2023, the Company announced its 2023 summer exploration program and the restart of all exploration activities, which had been interrupted since June 5, 2023, due to a governmental emergency fire evacuation order.

On August 3, 2023, Fury announced results for the first three 2023 core drill holes at the high-grade Eau Claire gold project. The 2023 drill program focused on the continued expansion of the Hinge Target located immediately west of the Eau Claire Deposit. Drilling at the Hinge Target continues to return multiple stacked zones of gold mineralization from each drill hole, including 5.0m of 3.6 g/t Au within a broader interval of 14.0m of 2.37 g/t Au. Additional drill intercepts include 6.5m of 2.66 g/t Au, 6.0m of 2.77 g/t Au and 1.0m of 10.35 g/t Au.

On October 3, 2023, the Company reported the results for an additional two infill core drill holes from the Hinge Target at the Eau Claire Project. The 2023 drill program continued to focus on infill drilling at the Hinge Target located immediately west of the Eau Claire Deposit. Every hole completed at the Hinge Target to date had intercepted two corridors of stacked gold-bearing quartz tourmaline veins and alteration, including 3.5m of 5.73 g/t gold and 11.27 g/t Tellurium and 7.43g/t gold over 2.5m within a broader interval of 4.65g/t gold and 8.72 g/t Tellurium over 4.5m. Drill holes 23EC-065 and 23EC-068 represent the continuation of a series of infill drill holes designed to tighten up the spacing of the 2022 Hinge Target drilling to a nominal spacing of 60-80m. The stacked intercepts through these new holes continued to exhibit the overall strength of the mineralized system within the Hinge Target.

On November 28, 2023, the Company reported additional results from the 2023 infill drilling program at the Hinge Target at the Eau Claire Project. Drilling continued to intercept multiple zones of gold mineralization, including 5.5m of 4.52 g/t gold and 3.0m of 3.34 g/t gold from 23-EC-069; 1.0m of 20.20 g/t gold and 3.5m of 3.51 g/t gold from 23EC-070; 1.0m of 19.55 g/t gold from 23EC-066; and 3.5m of 3.82 g/t gold from 23EC-067.

2023 Changes to Management and the Board

On February 22, 2023, the Company announced that its Board of Directors appointed Brian Christie as an Independent Director, effective immediately. Mr. Christie most recently served as Vice President, Investor Relations at Agnico Eagle Mines Limited, prior to which Mr. Christie worked for over 17 years as a precious and base metals mining analyst and brings with him extensive experience in the capital markets and the mining industry. On May 15, 2023, the Company announced the appointment of Mr. Christie as Board Chair, replacing Mr. Jeffrey Mason, who was appointed Board Chair on January 11, 2023 and continued to serve as independent Director of Fury Gold until his resignation on June 26, 2024. The Company also announced that Michael Henrichsen, Chief Geological Officer, resigned from his role to pursue other interests.

On June 23, 2023, Phil van Staden, having previously served as the Company’s Corporate Controller since 2020, was appointed Interim Chief Financial Officer of the Company and brings over 15 years of diverse international experience in various accounting roles and industries throughout South Africa and Canada. He holds B. Commerce and B. Commerce Honours degrees, respectively, from the University of Pretoria and the University of South Africa. Mr. van Staden, took over from Dr. Lynsey Sherry, who had been the Chief Financial Officer since November 2020. Mr. van Staden was appointed (permanent) Chief Financial Officer effective January 1, 2024.

On September 5, 2023 Fury announced that it had appointed Ms. Isabelle Cadieux as an Independent Director, and she served until her resignation from the Board on March 24, 2025.

2023 Financings

In March 2023, the Company closed a bought-deal private placement of 6,076,500 Common Shares of the Company that qualify as “flow-through shares” (the “FT Shares”) at a price of C$1.44 per FT Share for aggregate gross proceeds of approximately $8.750 million. The proceeds from the March 2023 Offering are being used to incur “flow-through mining expenditures” in connection with the exploration of the Company’s Eau Claire and ESJV projects. As at December 31, 2023, the Company had approximately $544,000 available to incur flow-through mining expenditures before December 31, 2024.

2023 Corporate developments

On October 12, 2023, the Company filed a short form base shelf prospectus (the "Shelf Prospectus") with the securities commissions or similar regulatory authorities in all of the provinces and territories of Canada and has filed a corresponding registration statement on Form F-10 with the United States Securities and Exchange Commission. As a result of the completion of these filings, the Company is permitted to publicly offer up to $75 million of common shares, subscription receipts, warrants, and units or any combination thereof to investors in Canada and the United States during the 25-month period from October 12, 2023, that the Shelf Prospectus is effective.

Fiscal 2024

2024 Eau Claire Exploration

On January 17, 2024, the Company reported results from the 2023 drilling program at the Hinge Target at the Eau Claire Project. Highlights from the seven drill holes include 31.77 g/t gold over 3.50m from 23EC-077; 65.0 g/t gold over 0.50m and 14.25 g/t gold over 1.0m from 23EC-074; 2.56 g/t gold over 7.50m from 23EC-068; and 3.41 g/t gold over 6.50m and 5.0 g/t gold over 3.50m from 23EC-075.

On February 6, 2024, the Company announced the final set of results from the 12,000m 2023 drilling program at the Hinge Target, part of the high-grade Eau Claire Project. Highlights from these last five drill holes include 17.62 g/t gold over 3.50m, including 29.80 g/t gold over 2m, and 22.20 g/t gold over 0.50m from 23EC-079; and 5.49 g/t gold over 3.50m from 23-EC-078. The reported intercepts from drill hole 23EC-082 of 17.62 g/t gold over 3.50m is within 135m of surface and is completely open to surface and to the west, above the rest of the Hinge Target.

On March 13, 2024, Fury Gold announced the results for the five remaining 2023 core drill holes from the Percival

Prospect located 14 kilometers east of the Eau Claire Project. Highlights from the drill holes include 15.0 m of 0.88 g/t Au including 3.0 m of 2.81 g/t Au from 23KP-016; 18.0m of 0.50 g/t Au from 23KP-014; and 14.50m of 1.05 g/t Au including 1.0m of 10.70 g/t Au from 23KP-013.

On May 14, 2024, the Company announced an updated Mineral Resource Estimate for the high-grade Eau Claire deposit as well as a Maiden Mineral Resource Estimate for the Percival deposit. The Eau Claire project now contains a combined mineral resource of 1.16Moz gold (Au) at a grade of 5.64 g/t Au in the Measured and Indicated category as well as an additional 723koz gold at a grade of 4.13 g/t Au in the Inferred Category. The 2024 updated Mineral Resource Estimate indicates an increase in the Measured and Indicated category by 307koz (a 36.0% increase) and adds 223koz Au (a 44.6% increase) to the Inferred category.

On June 19, 2024, the Company commenced a 3,500m drill program at the Serendipity Project at Eau Claire, focusing on three target areas.

On June 28, 2024, the Company announced the filing of a Technical Report for the Increased Mineral Resource Estimate for the high-grade Eau Claire deposit as well as a Maiden Mineral Resource Estimate for the Percival deposit located in the Eeyou Istchee Territory of the James Bay region of Quebec. The Eau Claire project now contains a combined mineral resource of 1.16Moz gold (Au) at a grade of 5.64 g/t Au in the Measured and Indicated category as well as an additional 723koz gold at a grade of 4.13 g/t Au in the Inferred Category. Gold mineralization remains open for expansion in all directions at both the Eau Claire and Percival deposits through additional drilling.

On September 9, 2024, the Company announced results from the diamond drilling program at the greenfield Serendipity Prospect on its wholly owned Eau Claire project in the Eeyou Istchee Territory in the James Bay region of Quebec. The Serendipity Prospect lies within the same prospective geological setting as the Company’s Percival Deposit. In total 3,871 metres (m) were drilled in 10 holes across five distinct targets at Serendipity. Drill hole 24SD-009 targeted a biogeochemical anomaly overlying the easterly extension of the structure controlling the mineralization at Serendipity and intercepted 12.16 g/t gold over 3.0 m (Figures 1 and 2, Table 1). Drill hole 24SD-002 targeted a biogeochemical anomaly at the hinge of an interpreted fold within volcanic stratigraphy and intercepted 5.27 g/t gold over 1.0 m. The two noted intercepts above are separated by over 2 kilometres (km) indicating the potential for a large mineralizing system at Serendipity. The Company is in the process of planning follow-up drilling at Serendipity for 2025.

2024 Éléonore South Exploration Program

On March 5, 2024, Fury Gold announced that is had identified a robust geochemical gold anomaly within the same sedimentary rock package that hosts Newmont’s Éléonore Mine at the Éléonore South gold project located in the Eeyou Istchee Territory in the James Bay region of Quebec. The orientation level biogeochemical sampling survey was designed to target an interpreted fold nose within the Low Formation sediments in an area where conventional soil or till sampling was not possible due to the ground conditions. The targeted area exhibited similar geological, geophysical, and structural characteristics to those present at the nearby Éléonore Mine. The identified anomaly is up to 200x the background value in gold and outlines the folded sedimentary package

On March 20, 2024, the Company announced a drilling program at its owned Éléonore South gold project located in the Eeyou Istchee Territory in the James Bay region of Quebec, in early April 2024, comprising of 2,000 metres (m) focusing on the Moni showing trend. Previous drilling intercepted up to; 53.25 m of 4.22 g/t gold (Au); 6.0 m of 49.50 g/t Au including 1.0 m of 294 g/t Au and 23.8 m of 3.08 g/t Au including 1.5 m of 27.80 g/t Au, several of which remain open.

On June 4, 2024, Fury announced the results of its spring 2024 diamond drilling program and the summer 2024 exploration plans for the project. The 2,331.4 metres (m) drilling program was completed with seven diamond drill holes testing 2.3 kilometres (km) of strike along the JT – Moni Trend. The drilling targeted 100 to 125 m downdip extensions from historical drilling. All seven drill holes intercepted anomalous gold mineralization including 137.5 m of 0.44 g/t gold and 18.7 m of 0.97 g/t from drill hole 24ES-161, 115.5 m of 0.50 g/t gold from drill hole 24ES-162 and, 28.0 m of 0.47 g/t gold from drill hole 24ES-160. During the summer of 2024, Fury plans to complete the biogeochemical sampling grid where a robust geochemical gold anomaly within the same sedimentary rock package that hosts Newmont’s Éléonore Mine has been identified. The completion of the biogeochemical grid will allow Fury to finalize drill targeting.

On October 7, 2024, the Company announced the discovery of high-grade lithium outcrop on the western claim block of its 100% owned Éléonore South project in the Eeyou Istchee Territory in the James Bay region of Quebec. The outcrop sampling program targeted the historical Fliszar showing lepidolite bearing pegmatite as well as new rock exposures over an area of approximately 1000 x 500 metres (m) resulting in the collection of 34 samples. Seven samples returned high-grade values above 1.75% lithium oxide (Li2O) with a peak value of 4.67% Li2O. The Company’s focus remains on the gold prospectivity of the Éléonore South project. However, the announced lithium results provide additional exploration targets as the overall project is advanced.

On November 12, 2024, the Company announced the finalization of drill targeting at the Éléonore South gold project in the Eeyou Istchee Territory in the James Bay Region of Quebec. Drilling will target robust geochemical gold anomalies within the same sedimentary rock package that hosts Newmont’s Éléonore Mine. The completed biogeochemical sampling survey covered an interpreted fold nose within the Low Formation sediments where an orientation level study identified a large-scale gold anomaly in a similar geological, geophysical, and structural setting to that of the nearby Éléonore Mine. Six priority drill targets across over 3 kilometres (km) of prospective folded sedimentary stratigraphy have been identified. These six targets encompass multi point gold anomalies above the 90th percentile of the data and correlate with moderate pathfinder elemental anomalies, most notably arsenic which is associated with gold mineralization at the Éléonore Mine. The Company intends to mobilize crews in Q1 2025 for an initial fully funded 3,000 – 5,000 metre (m) diamond drilling program.

On November 20, 2024, the Company announced that it has finalized drill targeting after completing a surficial geochemical survey at the Éléonore South gold project located in the Eeyou Istchee Territory in the James Bay region of Quebec. Six priority drill targets across over 3 kilometres (km) of prospective folded sedimentary stratigraphy have been identified. These six targets encompass multi point gold anomalies above the 90th percentile of the data and correlate with moderate pathfinder elemental anomalies, most notably arsenic, which is associated with gold mineralization at the Éléonore Mine.

2024 Committee Bay Exploration

On October 24, 2024, the Company announced the results from the summer exploration program at its 100% Committee Bay project in the Kitikmeot Region of Nunavut. The 2024 exploration program defined three drill ready shear zone hosted targets advanced through a combination of till sampling, rock sampling and geological mapping:

■	Three Bluffs Shear, where drilling in 2021 intercepted 13.93 g/t Au over 10 metres (m) (see news release dated December 1, 2021);

■	Raven Shear where 7 rock samples have averaged 16.12 g/t gold; and

■	Burro West where a 300 by 300 m discrete >90th percentile gold in till anomaly has been defined with a peak value of 50 ppb gold.

2024 Management and Board Changes

On January 10, 2024, the Company announced the appointment of Phil van Staden, then Interim CFO of the Company, to the position of Chief Financial Officer effective as of January 1, 2024.

On June 27, 2024, as a result of the voting at its Annual General Meeting (“AGM”) of Shareholders held on June 26, 2024, the Company confirmed that each director nominee listed in the Company’s management information circular dated May 14, 2024, pertaining to the AGM were re-elected as directors of the Company and that Deloitte LLP was re-appointed as the Company’s auditor. Mr. Mason did not stand for re-election as a director in 2024.

2024 Financing

On June 13, 2024, the Company closed the $5 million financing announced on May 23, 2024. The Company issued 5,320,000 common shares of the Company that qualify as “flow-through shares” as defined under subsection 66(15) of the Income Tax Act (Canada) and section 359.1 of the Taxation Act (Québec) (the “FT Shares”) at a price of C$0.94 per FT Share for total gross proceeds to the Company of C$5,001.

Fiscal 2025 – March 2026

2025 Acquisition of Quebec Precious Metals (“QPM”)

On April 28, 2025, the Company announced the completion of the corporate acquisition of QPM originally announced on February 26, 2025. Fury acquired all of the issued and outstanding common shares of QPM by issuing an aggregate of 8,349,045 Fury shares on close, valued at $4.533M. As part of the acquisition the Company paid $750,000 in cash. The Company thereby acquired three prospective projects (one precious metal, one critical mineral and one base metal) which were not individually material to Fury at the time. The QPM acquisition is not a significant acquisition in accordance with National Instrument 51-102 and therefore, no business acquisition report was filed.

On October 27, 2025 Benz Mining Corp (“Benz”) exercised their option to acquire the remaining 25% of the Eastmain Gold and Ruby Hill project from the Company. The additional 25% of the Eastmain Mine property was acquired by settling a cash payment of $750 and issuing common shares of Benz to the value of $250, while the acquisition of the remaining 25% of Ruby Hill was settled by a $100 cash payment.

2025 Eau Claire Exploration

On September 2, 2025, the Company announced the results of a PEA for the Eau Claire gold deposit. The PEA represents an initial conceptual evaluation of the economic potential of Eau Claire’s mineral resources and was prepared in accordance with National Instrument 43-101 (“NI 43-101”) by SGS Geological Services. Three scenarios, all based on the same mine plan, were evaluated, each returning an after-tax net present value at a 5% discount rate (“NPV5”) and after-tax internal rate of return (“IRR”) at a gold price of US$2,400 per ounce (“oz”). The authors of this report are further described below.

The first scenario, a full standalone operation with processing conducted entirely on site (the “Base Case”), has an after-tax net present value at a 5% discount rate (NPV5) of $554 million and an after-tax internal rate of return (IRR) of 41%. The second scenario, a hybrid case involving two years of toll milling followed by full onsite crushing, milling, and processing, resulted in an after-tax NPV5 of $610 million and an IRR of 53%. The third scenario, a full toll milling operation processing mineralized material off-site at a third-party facility, produced an after-tax NPV5 of $639 million and an IRR of 84%. On October 17, 2025, the Company filed on SEDAR.com a Technical Report in support of the September 2, 2025 PEA news release.

On October 21, 2025, the Company announced that it had commenced a 10,000m drilling program at Eau Claire and provided an update on the Kipawa Rare Earths Project. The 10,000m drilling program was based on recommendations from the Eau Claire Preliminary Economic Assessment (PEA) focusing on resource growth and enhancing the mine plan.

On March 17, 2026, the Company announced initial results from its Phase 1 13,000-metre exploration drill program at Eau Claire. The key highlight was infill drill hole 26EC-099, which targeted an inferred portion of the Eau Claire resource and intercepted 11.74 g/t gold over 6.63m approximately 40m down plunge from previous drilling. The company also announced the Phase 2 program which is anticipated to comprise of an additional 15,000 – 25,000m of drilling and is expected to continue through the spring and summer of 2026.

At Kipawa, the Company is currently reviewing the project and engaging with local stakeholders.

2025 Éléonore South Exploration

On February 3, 2025, the Company announced the commencement of a diamond drilling program on the greenfield exploration Éléonore South gold project located in the Eeyou Istchee Territory in the James Bay region of Northern Quebec. Drilling targeted robust multi-faceted geological, geophysical, and geochemical gold anomalies within the same sedimentary rock package that hosts the Éléonore Mine. The fully funded first phase drilling campaign comprised approximately 4,000 – 6,000 metres (m) targeting an interpreted fold nose within the Low Formation sediments. Within the prospective folded stratigraphy were six undrilled priority targets spanning over 3 kilometres (km) of strike length that had been identified through a combination of biogeochemical sampling and interpretation of magnetics and electromagnetics survey data. The first phase of drilling was focused within a northwest-southeast structural corridor where a strong correlation between anomalous gold, stratigraphy, and structure had been identified. The drill targets occurred in a structurally complex setting with little to no outcrop exposure and the targeting model evolved with each hole drilled. The Company planned to complete approximately 15 of the 77 permitted drill holes as part of the first phase of drilling and guided additional drilling based on the results and observations from this phase.

On June 16, 2025, the Company announced the results of the Spring 2025 diamond drilling program. The first phase of drilling targeted axial planar structures within the core of a fold within the prospective Low Formation sediments. The program comprised 12 diamond drill holes totaling approximately 4,930 m of drilling within a 2x3 km target area. Four of the twelve drill holes intercepted low-grade gold mineralization across widths of up to 5 m with up to five zones in a single drill hole (25ES-170). The low-grade gold mineralization intercepted lies within an east-west, steeply southerly dipping structural corridor with quartz veining and associated strong, broad zones of carbonate + silica + tourmaline +/- diopside alteration. The structural corridor is interpreted to be an axial planar feature related to broad regional scale folding within the favourable Low Formation sedimentary package. Gold is associated with bismuth and tellurium within altered bedded wackes and argillites of the Low Formation.

The first phase of drilling did not intercept arsenopyrite, which is a primary indicator of gold mineralization at the Éléonore Mine. Moderate arsenic anomalism was used in the targeting of the initial drilling in order to filter out the high background arsenic in the regional sedimentary package. Future drilling will target moderate to high arsenic anomalism with associated gold anomalism within the identified structural corridor in order to filter out the right concentration of arsenic associated with mineralization and not primary arsenic associated with lithology.

In addition to the Éléonore style biogeochemical targets, several gold in-till anomalies remain undrilled throughout the project. These gold in-till anomalies have similar geological and geochemical characteristics to the Cheechoo style of mineralization.

2025 Sakami and Elmer East

The Sakami project was acquired as part of the Quebec Precious Metals Corp acquisition completed in 2025. The winter road accessible Sakami project covers approximately 14,250 hectares (ha), 30 km to the east of the paved Billy Diamond Highway. The Project straddles the prospective structural corridor marking the contact between the Opinaca and La Grande Geological sub-provinces, where gold mineralization has been identified across over 23 km. Gold mineralization is located at the base of a sulphide rich horizon located along and proximal to regional-scale shearing, marking the contact between the two geological sub-provinces.

On June 16, 2025, the Company announced that it had finalized a number of drill targets at the Sakami gold project. The initial phase of drilling is scheduled to start in late June 2025, with approximately 3,000 to 5,000 metres planned. The three priorities include evaluating a 23-kilometre-long gold-bearing structural corridor at the Juliette target, confirming previous mineralized intercepts at the La Pointe and La Pointe Extension targets, and conducting step-out drilling along strike and down plunge of a high-grade corridor identified at La Pointe Extension.

On August 12, 2025, the Company announced the initial results from the inaugural drill campaign at the Sakami gold project. Drill hole 25SK-001, the first of six holes drilled to date, was designed to test the down plunge extension of gold mineralization intercepted in historical drilling and intercepted five distinct zones of gold mineralization across a 140-metre drilled length; 4.7 m of 2.72 g/t gold; 0.5 m of 10.2 g/t gold; 1.5 m of 5.17 g/t gold and; 11.8 m of 1.28 g/t gold and; 41.5 m of 1.23 g/t gold. Within the two broader intercepts of 11.8 m and 41.5 m, hosted within intense pervasive silicification, there is a high-grade core that includes intercepts of up to 7 m of 3.15 g/t gold.

On September 4, 2025, the Company announced the results from two additional drill holes at the Sakami gold project. Drill hole 25SK-002 was drilled 140 m below drill hole 25SK-001, where drill hole 25SK-003 was drilled 200 m below previous shallow drilling and 100 m to the west of the previously announced drill hole 25SK-001. Highlights from the additional two drill holes include 49.5 m of 0.6 g/t gold and 22.7 m at 1.47 g/t gold from drill hole 25SK-002, as well as 59 m of 1.59 g/t gold and 9.1 m of 0.92 g/t gold from drill hole 25SK-003. The reported intercepts leave the mineralization at La Pointe Extension open at depth and along strike to the west. Results from the remaining four drill holes are pending.

On November 24, 2025, the Company announced final results from its inaugural drill campaign at the Sakami gold project located in the Eeyou Istchee Territory of the James Bay region of Northern Quebec. The 2025 diamond drill program resulted in the completion of 3,685m in seven holes of which six drill holes totaling 2,965m targeted extensions and gaps at the La Pointe Extension prospect and one hole (720m) targeted an induced Polarization chargeability anomaly at the Juliette prospect. Drill hole 25SK-005, the southwestern most drill hole completed by the Company, intercepted 26.0m of 0.71 g/t gold including 6.5m of 1.76g/t gold. The intercept in drill hole 25SK-005 is 185m to the SW of drill hole 25SK-003, which intercepted 59m of 1.59 g/t gold. Drill hole 25SK-007 intercepted 22.2m of 0.83g/t gold including 2.9m of 1.71g/t gold and 1m of 8.62g/t gold in a shallow gap between two pods of mineralization.

In addition to the drilling results the Company also announced the results of the regional 2025 soil sampling program which was completed along a regional fault splay some 10km to the west of La Pointe Extension. The soil grid resulted in the collection of 237 samples identifying six structurally controlled gold anomalies for potential follow up.

On December 8, 2025, the Company announced an initial inferred mineral resource estimate for the La Pointe Extension target on the Sakami gold project, located in the Eeyou Istchee Territory of the James Bay region in Northern Quebec. The initial inferred mineral resource comprised 23.9 million tonnes grading 1.07 g/t gold for 825,000 gold ounces. The entirety of the inferred mineral resource is contained within a conceptual open pit with a maximum depth of 400m. The La Pointe inferred resource remains open in all directions with immediate opportunities for expansion to the NE and SW as well as below the shallow portion of the conceptual open pit where drilling is limited to 175m below surface.

In addition to the inferred mineral resource at La Pointe Extension, the Company released a Mineral Exploration Target for the La Pointe prospect which ranges between 8.1 and 14.7 million tonnes grading from 1.11 to 1.57 g/t gold.

La Pointe Extension Resource Estimate technical report: The La Pointe Extension resource estimation was completed in a technical report authored by Olivier Vadnai-Leblanc, P. Geo., Geologist with SGS Geological Services (“Initial Mineral Resource Estimate for the Sakami Project, Eeyou Istchee Territory, James Bay Region of Quebec, Canada” which is dated January 21, 2026, has an effective date of November 11, 2025, and is filed on SEDAR+).

2025 Elmer East Project

The Elmer East property, also acquired as part of the QPM acquisition, covers approximately 45,735 ha and is easily accessible from the paved Billy Diamond highway. The project is located approximately 60 km north of the “km 381” rest stop where accommodations, fuel catering and power are available. The property is host to an undrilled 4.2 km long east–west oriented gold and base metal bearing structural trends known as the Lloyd showing where grab samples have returned results of up to 68.10 g/t gold, 7.99% Zinc and 7,660 ppm Copper.

Spodumene bearing pegmatites have been identified throughout the QPM land package with a recently completed drilling campaign at the Ninaaskumuwin project where +20 m spodumene bearing pegmatites with vertical continuity of up to 150 m were intercepted in drilling late 2024.

On July 9, 2025, the Company announced the results of the 2024 diamond drilling campaign targeting spodumene bearing pegmatites at Elmer East. The program comprised 825 m of diamond drilling in 5 drill holes. The drilling targeted a spodumene-bearing pegmatite outcrop, which returned surface samples of up to 3.92% Li2O. Highlights from the drill campaign include 32.35 m of 1.16% Li2O from EE24-003 and 22.48 m of 1.19% Li2O from EE24-002. Drilling confirmed the vertical continuity of lithium mineralization from surface down to 150 m. The lithium mineralized spodumene-bearing pegmatite intercepted remains open at depth and along strike. This new lithium discovery sits approximately 50 km north of Rio Tinto plc’s Galaxy Lithium project, acquired in March 2025 as part of the broader acquisition of Arcadium Lithium plc for US$ 6.7 billion.

On July 22, 2025, the Company announced the results from metallurgical test work completed on the lithium mineralized pegmatite intercepted in the 2024 drill campaign. The objective of the metallurgical test work was to characterize the mineralogy and metallurgical properties of the spodumene-bearing pegmatite intercepted in drilling. Results from the preliminary test work indicate that the Ninaaskumuwin lithium mineralization is amenable to conventional lithium extraction techniques with Heavy Liquid Separation resulting in recovery of 62.2% Lithium and a concentrate grade of 5.59% Li2O from a single composite sample.

Results from the recent test work indicate that the analyzed samples contain up to 42% spodumene, with spodumene identified as the sole lithium-bearing mineral. The intercepted pegmatite is free of impurities, suggesting that lithium concentrates suitable for lithium carbonate and lithium hydroxide battery-grade products could potentially be produced. The Ninaaskumuwin pegmatite is characterized as a highly fractionated and fertile lithium-cesium-tantalum (LCT) pegmatite. The grades of the 85 samples analyzed range from 0.02% to 3.71% Li₂O and from 0.36% to 6.30% Fe₂O₃. Additionally, a single composite sample yielded lithium recoveries of 62.2% with a concentrate grade of 5.59% Li₂O.

The drilling program completed in 2024, along with the metallurgical test work carried out in 2025, was partially funded through a government grant covering 50% of eligible costs awarded to QPM.

2025 Committee Bay (Nunavut Territory, Canada) Exploration

The Committee Bay project comprises of a series of mineral claims and leases covering approximately 250,000 hectares situated along the entire 300 km long Committee Bay Greenstone Belt, located in the eastern Kitikmeot region of Nunavut, Canada and located 180 km northeast of the Meadowbank mine operated by Agnico Eagle Mines Limited. The Committee Bay belt comprises one of a number of Archean-aged greenstone belts occurring within the larger Western Churchill province of northeastern Canada. The Committee Bay project is held 100% by the Company, subject to a 1% Net Smelter Return (“NSR”), and an additional 1.5% NSR payable on only 7,596 hectares which may be purchased within two years of the commencement of commercial production for $2,000 for each one-third (0.5%) of the NSR.

Three Bluffs MRE was completed by APEX Geoscience Ltd. (“APEX”) (see the Technical Report on the Committee Bay Project, Nunavut Territory, Canada, dated September 11, 2023, and filed under Fury’s SEDAR+ profile). It supersedes all previous Committee Bay technical reports.

On June 3, 2025, the Company announced its 2025 exploration plans for the Committee Bay project, which commenced in early July 2025 and comprised of 7 – 10 diamond drill holes totaling approximately 5,000 metres (m).

Drilling had three primary goals, including the expansion of the Three Bluffs Shear Zone target, testing regional shear zones along the southern contact of the 8 kilometre (km) long Raven shear zone, and testing regional shear zones at Burro West.

On July 14, 2025 Fury announced that the 2025 exploration drilling program had commenced at the Committee Bay project, located in the eastern Kitikmeot region of Nunavut, Canada. The 2025 drilling program comprised 7 – 10 diamond drill holes totaling approximately 5,000 metres (m) focused on: expansion of the Three Bluffs Shear Zone target, testing regional shear zones along the southern contact of the 8 kilometre (km) long Raven shear zone, and testing regional shear zones at Burro West.

On November 10, 2025, the Company announced the results from the 2025 exploration drilling program at the Committee Bay project. The 2025 drilling program comprised six (6) diamond drill holes totaling approximately 2,778 metres (m). Four of the drill holes (2,041m), targeting expansion of the Three Bluffs Shear Zone intercepted gold mineralization across 315m of strike with mineralized widths of up to 19.5m, including 5.73 grams per tonne (g/t) gold across 3.0m within a broader interval of 1.18 g/t gold over 19.5m (Hole 25TB155), which ended in the mineralized zone. The remaining two drill holes, which totaled 737m, tested the southern contact of the 8 kilometre (km) long Raven Shear Zone, which historically returned drill intercepts of up to 12.60 g/t gold over 5.49m and 31.1 g/t gold across 2.8m with outcropping gold mineralization defined over 1.4 km. Hole 25RV015, which was a 330m step-out from previous drilling intercepted 4.59 g/t gold over 1.5m.

2025 Financings

On May 27, 2025, the Company entered into a subscription agreement with Agnico Eagle pursuant to which Agnico Eagle had acquired, on a non-brokered private placement basis, 6,728,000 units in the capital of the Company (“Units”) at C$0.64 per Unit for gross proceeds of $4,306 (the “AEM Private Placement”). Each Unit consists of one common share of Fury and one common share purchase warrant. Each common share purchase warrant is exercisable to purchase one Share at C$0.80 for a 36-month period from the date of issuance on May 26, 2025, subject to accelerated expiry after 24 months if the market price of the Shares closes above C$0.80 for twenty consecutive trading days. This investment increased Agnico Eagle’s basic ownership to 6.3% of Fury’s issued shares and its defined “ownership interest” to 9.9% calculated on a “partially diluted” basis. $3.9 Million of this investment is allocated for exploration under the Company’s 2025 exploration program at the Committee Bay project and the remainder is available for other projects and general corporate purposes.

On June 20, 2025, the Company closed a $3.08 Million financing (the “June 2025 Offering”) previously announced on June 5, 2025. The Company issued 3,999,701 common shares of the Company that qualify as “flow-through shares” as defined under subsection 66(15) of the Income Tax Act (Canada) (“FT Shares”) at a price of C$0.77 per FT Share.

In connection with the June 2025 Offering, Agnico Eagle Mines Limited (“Agnico Eagle”) exercised its existing participation right and acquired 440,000 common shares of the Company at a price of C$0.67 per Share for gross proceeds of $295 (“AEM June Private Placement”). The Common Shares acquired in AEM June Private Placement do not qualify as “flow-through shares”. AEM June Private Placement, together with the June 2025 Offering, resulted in the Company raising aggregate gross proceeds of $3,375. The proceeds from AEM June Private Placement was used to advance the Company’s Committee Bay exploration program.

On October 14, 2025, the Company closed a brokered private placement which it initially announced on September 22, 2025. There was 9,915,000 flow-through units sold to charity purchasers (the “Charity FT Units”) at a price per Charity FT Unit of C$1.21; and 6,003,000 flow-through shares (the “FT Shares”) at a price per FT Share of C$1.00, for total aggregate gross proceeds of $18 million. The Charity FT Units are comprised of one “flow-through” share (each, a “Charity FT Share”), and one-half of one common share purchase warrant (each whole warrant, a “Warrant”). Each Warrant will entitle the holder to purchase one non-flow through common share (a “Warrant Share”) at a price of $1.20 per Warrant Share for a period of 24 months from the date of the closing.

On November 12, 2025 the Company closed a private placement of 1,494,253 units of the Company (the “Units”) at a price of $0.87 per Unit for gross proceeds of $1.3 million. The Units were comprised of one share, and one-half of one common share purchase warrant (each whole warrant, a “Warrant”). Each Warrant entitles the holder to purchase one common share (a “Warrant Share”) at a price of $1.20 per Warrant Share for a period of 24 months from the date of the closing.

2025 Changes to the Board

On March 26, 2025, the Company announced that director Isabelle Cadieux had resigned from the Fury Board of directors to pursue other opportunities. On June 27, 2025, the Company announced the voting results from its Annual General Meeting (“Meeting”) of Shareholders held on June 26, 2025. The Company confirmed that each director nominee listed in the Company’s management information circular dated May 12, 2025 were re-elected as directors of the Company and that Deloitte LLP was re-appointed as the Company’s auditor.

On January 26, 2026, the Company announced the appointment of Mr. Phillips Baker to its Board of Directors as an independent director.

BUSINESS DESCRIPTION

General

Fury Gold Mines is a Canadian-focused high-grade gold exploration company strategically positioned in two prolific mining regions: the Eeyou Istchee James Bay Region of Quebec and the Kitikmeot Region in Nunavut.

Fury Gold has a portfolio of mineral properties, four of which are currently considered material: the Eau Claire property (the “Eau Claire Project”), the Éléonore South property (the “Éléonore South Project”), and the Sakami property (the “Sakami Project”), all situated in the Eeyou Istchee James Bay Region of Northern Quebec, and the Committee Bay gold project located in the Kitikmeot Region of Nunavut (the “Committee Bay Project”). Fury’s portfolio of mineral properties also includes the Elmer East gold and lithium project, located in Eeyou Istchee James Bay territory in Québec; and the Kipawa-Zeus rare earths project, both situated in the Témiscamingue region of Québec, which are currently not considered material.

The Company has been actively exploring its mineral projects with the goal of identifying new areas of significant mineralization. As discussed in relevant project sections below, the majority of this work has taken place away from the known deposit areas in the form of regional exploration and prospect drilling at satellite targets. Though this work has yet to lead to the discovery of any commercial mineral deposits, it has strengthened the Company’s understanding of the geological systems and provided new evidence with respect to the projects’ continued perspectivity. The Company expects to continue its exploration on the Eau Claire Project and Committee Bay this year.

The Company has not yet determined whether any of its mineral property interests contain economically recoverable mineral reserves. The Company’s continuing operations and the underlying value of the Company’s mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration of its mineral property interests, obtaining the necessary mining permits, and on future profitable production or the proceeds from the disposition of the exploration and evaluation assets. See “Risk Factors” for further information.

Specialized Skill and Knowledge

Most aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, mining, metallurgy, engineering, environment issues, permitting, social issues, capital markets, financing and accounting. While competition in the resource mining industry can make it difficult to locate and retain competent employees in such fields, the Company has been successful in finding and retaining personnel for the majority of its key processes. See “Risk Factors – Specialized Skill and Knowledge”.

In addition, Fury Gold’s technical and management teams have a track record of successfully monetizing assets for all stakeholders and local communities in which it operates. Fury Gold conducts itself to the highest standards of corporate governance and sustainability.

Competitive Conditions

The mineral exploration industry is competitive, and Fury Gold will be required to compete for the acquisition of project opportunities. As a result of this competition Fury Gold may not be able to acquire or retain prospective mineral projects, technical experts that can find, develop and mine such mineral properties and interests, workers to operate its mineral properties, and capital to finance exploration, development and future operations. The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral property interests, the recruitment and retention of qualified employees and for necessary investment capital with which to fund its operations and projects. See “Risk Factors – Competitive Conditions”.

Cyclical and Seasonal

The Company’s mineral exploration activities may be subject to seasonality due to adverse weather conditions affecting exploration including, without limitation, incremental weather, frozen ground and restricted access due to snow, ice or other weather-related factors. Further, the mining business, and particularly the precious metals industry, including the gold industry, is subject to metal price cycles. Moreover, the mining and mineral exploration business is subject to global economic cycles effecting, among other things, the marketability and price of gold products in the global marketplace. See “Risk Factors – Commodity Price Fluctuations and Cycles”.

Intangible Properties

The Company’s intangible property, including its mineral and surface rights, is described elsewhere in this AIF. The Company’s business is not materially affected by intangibles such as business or commercial licenses, patents and trademarks or other intellectual property.

Environmental Protection

Exploration activities are subject to numerous and often stringent environmental laws and regulations. Compliance with such laws and regulations increases the costs of, and delays planning, designing, drilling and developing the Company’s properties. To the best of management’s knowledge, the Company is in compliance in all material respects with all environmental laws and regulations applicable to its exploration and drilling activities. Fury Gold is committed to meeting or surpassing all applicable environmental legislation, regulations, permit and license requirements, and to continuously improving its environmental performance and practices. The Company embraces safe, socially and environmentally responsible and sustainable work practices during all activities. Fury Gold seeks to utilize innovative technologies and techniques to reduce its environmental footprint across all of the Company’s projects. This includes awarding drill contracts to an EcoLogo certified contractor at Eau Claire, the use of Rotary Air Blast (RAB) drilling at the Committee Bay Project, which reduces water usage, footprint and time on the ground, and the use of drone imagery to allow targeted ground-based follow up of outcrop. Current costs associated with compliance are considered to be normal. See “Risk Factors – Environmental Regulatory, Health & Safety Risks and “Risk Factors – Environmental Protection”.

Employees

As at December 31, 2025, the Company had approximately 9 equivalent full-time employees located primarily in Canada. The Company shares certain technical and administrative functions provided by Vancouver-based Universal Mineral Services Ltd on a full-cost recovery basis (See “Agreement with Universal Mineral Services Ltd.). The Company also relies on consultants and contractors to carry on many of its business activities and, in particular, to supervise and carry out mineral exploration and drilling on its mineral properties. No management functions of Fury Gold are performed to any substantial degree by a person other than the directors or executive officers of Fury Gold.

Social and Environmental Policies

Building and maintaining good corporate citizenship is an important component of Fury Gold’s business practices. The Company has adopted several social and environmental policies and codes of conduct that are essential to its operations. The Company’s operating practices are governed by the principles set out in its Code of Business Conduct and Ethics, Diversity Policy, Insider Trading Policy, Indigenous Relations Policy, Disclosure Policy and Whistle-Blower Policy.

Fury Gold endeavours to contribute to the communities in which it operates by focusing on activities that can make meaningful, positive and lasting differences to the lives of those affected by its presence. Fury Gold prioritizes creating mutually beneficial and long-term partnerships with the communities where it operates, respecting their interests as our own. Fury Gold establishes constructive local partnerships to contribute to local priorities and interests and to have communities benefit both socially and economically from its activities. The Company seeks opportunities to maximize employment and procurement for local communities through the provision of suitable training opportunities and resources.

Fury Gold endeavours to engage in open and transparent dialogue with governments, local communities, Indigenous peoples, organizations and individuals on the basis of respect, fairness and meaningful consultation and participation.

Further information regarding Fury Gold’s corporate governance policies and charters can be found on its website at www.furygoldmines.com/about -us/governance.

Indigenous and Local Community Engagement

Fury Gold respects and engages meaningfully with Indigenous and local communities at all of its operations. The Company is committed to working constructively with local communities, government agencies and Indigenous groups to ensure that exploration work is conducted in a culturally and environmentally sensitive manner. The Company’s engagement with Indigenous and local communities is governed by the principles set out in its Indigenous and Community Relations Committee Charter. Moreover, Fury Gold is committed to:

●

sharing information about its projects and operations, providing meaningful opportunities for input and dialogue and involving local and Indigenous communities in archaeological work, environmental assessments and related studies;

●	making meaningful efforts to reach agreements with local and Indigenous groups on the preferred method of participation and engagement processes;

●

exploring opportunities for local and Indigenous communities to benefit from its projects and activities, which may include employment, contracting, training, community benefits and agreements, as appropriate to the type and stage of activity being undertaken; and

●	engaging in candid and respectful dialogue with a view to resolving or minimizing any disagreements and ensuring full communication in respect of any unresolved issues.

Fury Gold is committed to responsible mineral exploration. The Company is dedicated to collaborating with Indigenous peoples and communities to establish and maintain effective, lasting, and mutually beneficial relationships. To achieve this commitment, we strive for relationships based on transparency, mutual respect, and trust. Accordingly, Fury implemented an Indigenous Relations Policy in 2025, which can be found on the Company’s website at www.furygoldmines.com/about-us/governance. In 2026 Fury hired a full time Community Liaison Officer who is a Cree speaking aboriginal.

Cultural Awareness

In 2024, employees and the board of directors completed additional cultural awareness training which focused on the Indigenous communities in the regions of its projects in Quebec. Fury, in partnership with the Cree Hunters Economic Security Board and 15 other mining and exploration companies, contributed to a voluntary fund totaling C$750,000 for the Reconstruction Initiative Forest Fires Fund 2023. This initiative aimed to support the rebuilding of cabins destroyed by the 2023 wildfires in the Eeyou Istchee James Bay territory of Quebec.

Ecologo Certificate

Additionally, during the first quarter of 2022, the Company undertook a qualitative environmental, social and governance (“ESG”) assessment with Digbee, a technology company which provides qualitative assessment tools to mining companies to track their ESG achievements. Fury Gold received an overall score of BB with a range of CC to A broken down into a corporate score of BB with a range of B to A and a project score of BB with a range of CC to A for both the Eau Claire and Committee Bay projects. These results are considered strong for an exploration company and the Company is continually evaluating and implementing initiatives to improve future scores. Fury Gold conducted a second annual Digbee ESG Certification in 2024, and achieved an overarching score of BBB with a range of CC to AA as of June 2024. A corporate score of A with a range of BB to A was obtained, which is considered to be strong for an Exploration company. The Eau Claire project achieved a score of BB with a range of CC to AA. Fury achieved an overarching score of BBB with a range of CCC to AA as of April 2025. A corporate score of BBB with a range of BB to A was obtained, which is considered to be strong for an Exploration company. The Eau Claire project achieved a score of BBB with a range of CCC to AA. The Company continues to evaluate and implement initiatives to improve future scores.

During the year ended December 31, 2025, the Company received its Ecologo certification for mineral exploration. Ecologo is the first comprehensive certification for mineral exploration companies and their service providers that features third-party certification of environmental, social and economic practices in Quebec.

During 2023, 2024 and 2025, the Company’s subsidiary Eastmain entered into a Services Agreement with Stajune Ventures Inc., a business entity of the Cree Nation of Eastmain, which provided for the local First Nation personnel to provide services for the summer exploration activities at the Eau Claire project during those years.

Fury Gold’s Indigenous and Community Relations Committee Charter can be viewed on its website at www.furygoldmines.com/about -us/governance.

THE COMPANY’S MINERAL PROJECTS

Overview of Four Material Mineral Properties

At December 31, 2025, the Company had four material mineral projects: Eau Claire, Sakami and Éléonore South all in Quebec, Canada and Committee Bay in Nunavut territory, Canada.

The Eau Claire Project is a resource stage project, 100% held and operated by Fury, comprised of 446 claims, totaling 23,284 hectares(ha). Located in 1:50,000 scale NTS map sheets 33B04 and 33B05, approximately 320 km northwest of the town of Chibougamau and 800 km north of Montreal in the Eeyou Istchee James Bay Region of Quebec. The centre of the property is located at approximately 75.78 degrees longitude west and 52.22 degrees latitude north.

The Sakami project is a winter road accessible project which covers approximately 14,250 hectares (ha), 30 km to the east of the paved Billy Diamond Highway in Quebec. The Project straddles the prospective structural corridor marking the contact between the Opinaca and La Grande Geological subprovinces, where gold mineralization has been identified across over 23 km. Gold mineralization is located at the base of a sulphide rich horizon located along and proximal to regional-scale shearing, marking the contact between the two geological subprovinces.

The early exploration stage Éléonore South Project, 100% held and operated by Fury, comprises 282 claims, totaling 14,760 hectares (ha). Located in 1:50,000 scale NTS map sheets 33B12 and 33C09, approximately 200 km east of the Cree community of Wemindji, 330 km northwest of the town of Chibougamau and 800 km north of Montreal in the Eeyou Istchee James Bay Region of Quebec. The centre of the property is located at approximately 75.98 degrees longitude west and 52.58 degrees latitude north. It is located in the immediate vicinity of the Éléonore gold mine and mill now owned by Dhilmar Ltd.

The Committee Bay Project, 100% held by Fury, is a resource stage project comprising 156 claims and 57 crown leases, totaling 254,623.05 hectares (ha). located in 1:250,000 scale NTS map sheets 56J, 56K, 59O and 56P, approximately 430 km northwest of the town of Rankin Inlet in Canada’s north The approximate centre of the Project is located at Universal Transverse Mercator (UTM) co-ordinates 7,400,000m N and 570,000m E (NAD 83, Zone 15N).

Eau Claire Property

The Eau Claire Project is located in the Eeyou Istchee James Bay Territory of Northern Quebec, approximately 320 km northwest of the town of Chibougamau and 800 km north of Montreal.

Its approximate center is located at Universal Transverse Mercator (UTM) coordinates 5,786,800 m N and 453,000 m E (NAD 83, Zone 18N). The approximate UTM coordinates for the centre of the currently defined Eau Claire deposit are 5,785,100 m N and 444,600 m E. The Project is located within National Topographic System (NTS) 1:50,000 scale map-areas; 33B04 and 33B05.

Land Tenure

As of December 31, 2025, the Project consisted of 446 map-designated Quebec mineral claims covering 23,284.5 ha, 100% owned by Eastmain Resources Inc., a wholly owned subsidiary. The claims are in good standing as of the date of this AIF. The boundaries of the claims have not been legally surveyed. The mineral rights exclude surface rights, which belong to the Quebec government.

The Eau Claire Project is located north of the 52nd parallel (52ºN) and as such is subject to the provisions of the James Bay and Northern Quebec Agreement (1975), and the Paix des Braves Agreement (2002). The Eau Claire Project falls within the Eeyou Istchee Territory of the Eastmain Cree First Nation, including trap line VC36 held by Dr. Ted Moses as the Cree Tallyman. The Eau Claire project is located on Category III lands, as established under the James Bay and Northern Quebec Agreement.

The figure below presents property location and claims comprising the Eau Claire Deposit:

Eau Claire
Property
N
Legend
Eau Claire Property boundary
Mining claims
Lake
0
2.5
5
Km
Figure1: Property Location and Claims
Projection : NAD 1983 UTM zone 18N
1:30,000
Date: 8/1/2023
Auteurs : David Frappier-Rivard,
PGeo.0754
FURY
GOLD MINES

Graphic 2: Eau Claire Project Location Map and Claims

Local Resources and Infrastructure

Fury, through its Eastmain subsidiary, maintains a forty-person camp to support exploration activities at the Eau Claire project. The closest infrastructure to the Eau Claire deposit includes a number of hydroelectric complexes and associated infrastructure, including the EM-1 hydroelectric complex. The EM-1 complex is located within 15 km of the Eau Claire gold deposit. Hydro Québec has established a 600-person camp at EM-1 that includes fuel and medical services. More major necessities such as skilled labour and specialized equipment are sourced from Val-d’Or or Chibougamau. Many services are now available through numerous Cree owned businesses and partnerships in Mistissini, Eastmain and Nemaska.

Accessibility and Climate, Physiography

The Project is located 350 km north of the town of Chibougamau and borders the northern shore of the EM-1 Hydro Quebec reservoir in the James Bay region (NTS Map sheet 33B04 and 33B05). The exploration camp is located 2.5 km east of the Eau Claire deposit at 52.22 degrees north and 75.79 degrees west. A Property location map is illustrated in Figure 5-1 below.

The property is accessible, year-round, by the Route du Nord and is located 100 km north of Nemaska, serviced by commercial flights twice per week. The Route du Nord from the town of Chibougamau is a 350 km all-season gravel road extending from the town of Chibougamau to the Cree village of Nemaska (and onto Hydro Québec's installation at EM-1). Beyond EM-1, road access to the project involves crossing the Eastmain Reservoir and the EM-1 spillway via an all-season road installed by Hydro Québec.

The climate is typical of northern Quebec and is characterized by temperate to subarctic conditions. The average summer temperatures vary from 10 to 25 degrees Celsius during the day and 5 to 15 degrees Celsius at night (June to September). Winter temperatures range from -35 to -10 degrees Celsius. Winter season can start in late October and can continue until May. Precipitation varies during the year reaching an average of 2 metres annually and is characterized by snow cover in the winter months and moderate rainfall in the summer months. Exploration activities can be carried out year-round.

History

The following is taken from Armitage and Hafez (2017) and describes work completed in the general vicinity of the Project prior to 2017. Work completed after 2017 is summarized from previously submitted assessment reports.

Pre 2002 Exploration

Exploration on the Project dates back to the early 1970s when SEREM Quebec Inc. (SEREM) and Société de Développement de la Baie-James (SDBJ) completed airborne electromagnetic surveys and limited core drilling in search for volcanogenic massive base metal sulphide deposits (Chartier and Ravenelle, 2015).

In 1984, Westmin and Eastmain initiated a comprehensive gold and base metal exploration program that covered the former Eastmain Greenstone Belt. From 1984 through 1989, Westmin and Eastmain completed a multi-staged exploration program which included airborne geophysical surveys, line cutting, geochemical rock and soil surveys, ground geophysical surveys, prospecting, geological mapping, and core drilling.

A property-wide airborne electromagnetic and magnetic survey contracted by Westmin formed the basis of a comprehensive exploration program that led to the discovery of the Eau Claire gold deposit in 1987. The joint venture conducted a systematic soil sampling program over all known electromagnetic anomalies on the property. Flagged and cut grids were completed on isolated electromagnetic anomalies along with prospecting, geological mapping, and rock sampling. A large gold-in-soil geochemical anomaly was detected in the south-western portion of the property proximal to the outcropping gold-bearing quartz- tourmaline vein, currently identified as the B Vein in the 450 West zone.

Sampling and mapping were conducted on local area cut grids focusing on short strike-length airborne geophysical conductors. Westmin collected 1,036 rock samples that were assayed for gold only. The rock sample data ranges from less than 5 parts per billion to 22.2 g/t Au.

Soil surveys were completed over small, localized grids using a grub hoe to sample the soil’s B-horizon. Samples were assayed for gold only.

Westmin completed a total of 54 core boreholes (5,922 metres) from 1987 to 1989, which resulted in the discovery of several gold-bearing quartz-tourmaline veins. The presence of these veins (including veins currently known as VEIN B, C, D, F and G) demonstrated continuity in three dimensions within the upper portion of the Eau Claire gold deposit.

The property was dormant from 1990 to 1995.

From 1996 through 2001, SOQUEM managed the exploration activities on the Clearwater property, which included ground geophysical surveys, line cutting, prospecting, geological mapping, trenching and core drilling. A comprehensive soil sampling program covered the entire property on a 100 by 500 metre grid. In 1996, SOQUEM commissioned Sigma Geophysics Inc. (Sigma) to complete ground magnetic and induced polarization (IP) surveys over four grid areas. The surveys were completed over the Rosemary, Eau Claire, Aupapiskach, and Natel areas. In total, Sigma completed 168.5 line km of ground magnetic survey and 130.9 line km of IP surveys. The magnetic data were collected on 100 metre line and 12.5 metre station spacing using an EDA Omniplus instrument. Magnetic, resistivity, and chargeability data were presented on 1:5,000 scale map sheets for each grid area. The Eau Claire Deposit was not detected from the geophysical surveys.

Between 1996 and 2001, SOQUEM collected 556 rock samples for analysis. The principal area of interest defined by the SOQUEM rock sampling was the surface expression of the 450 West Zone. SOQUEM also found gold-bearing quartz-tourmaline veins 2 km east of Eau Claire at the Snake Lake prospect.

In 1999, a backhoe was brought to the property to expedite surface trenching. Extensive surface trenching in 1999 exposed multiple high-grade, quartz-tourmaline veins (currently known as VEIN P, JQ, R, and S) at the 450 West zone. Surface stripping demonstrated lateral continuity of these veins for up to 200 metres and variable thicknesses, from less than 0.5 metres to 3.2 metres. Systematic channel sampling across these veins at 5 to 10 metre intervals yielded gold intercepts ranging from less than 1.0 to 406.5 g/t Au. SOQUEM completed 95 core boreholes (19,639 metres) on the property between 1996 and 2001.

2002 – 2019 Eastmain Resources Exploration

On October 9, 2020, Fury acquired all the issued and outstanding shares of Eastmain Resources Inc. which was a publicly traded company at the time. Eastmain had completed campaign style ground exploration programs from 2002 through to 2013. Little groundwork aside from drilling was completed post 2013. The groundwork completed by Eastmain included outcrop and trench mapping, soil sampling, ground and airborne geophysical surveying and trenching.

Soil sampling across the Project identified a number of anomalous targets. Several of these targets; Rosemary, Spider, Boomerang, Snake Lake and Clovis are located along the Cannard Deformation Zone within the Eau Claire deposit trend. On the eastern side of the property the Natel, Knight and Serendipity prospects were identified early on. The Percival prospect was not identified until 2018 through prospecting. Percival does not have a gold in soil anomaly associated with the near surface gold mineralization from the historical Eastmain work.

Airborne geophysical surveys were completed in 2005 (VTEM and magnetics with 100 m line spacing), 2012 (Magnetics with 25 – 50 m line spacing) across the entire property. A VTEM and magnetics grid targeting the Knight – Serendipity trend which includes Percival was completed in 2019. The airborne geophysical data was utilized to refine the structural and geologic models for the entire property.

In 2012 an airborne light detection and ranging (LiDAR) and aerial photography survey was flown over the entire Project. Digital elevation models and high resolution orthophoto imagery was provided. The LiDAR survey identified several new structural and stratigraphic features while also providing confirmation of the structural interpretations based off of the airborne geophysical data.

The combined LiDAR and magnetics interpretation showed the main stratigraphic units within the Project area are controlled by east-west oriented D2 structures.

From 2002 to 2019 Eastmain completed a substantial amount of exploration and resource delineation drilling on the Eau Claire Project. In total, Eastmain completed 877 drill holes for 302,610.5 metres during this period.

2023

In 2023 Fury and SGS restated the Mineral Resource Estimate, for the portion of the deposit considered in the previous 2018 MRE and PEA, reporting approximately 0.9 Mt of Measured Mineral Resources grading 6.63 g/t Au containing 193,000 ounces gold, Indicated Mineral Resources of 3.39 Mt grading 6.06 g/t Au containing 660,000 ounces gold and 2.38 Mt of inferred Mineral Resources at an average grade of 6.53 g/t Au containing 500,000 ounces gold.

2024

In 2024, Fury released its Mineral Resource Estimate update for the Eau Claire Project and in 2025 the PEA.

Geology and Mineralization

The Eau Claire project is contained within the La Grande volcano-plutonic Sub-province (2,752 to 2,696 Ma) of the Superior Province approximately 30 km south of the contact with the metasedimentary Opinaca Subprovince (2700 to 2648 Ma). Portions of the La Grande Subprovince were formerly referred to as the Eastmain Greenstone Belt. Depending on the literature, the Eastmain Greenstone Belt has retained its title as a distinct greenstone belt lying within the La Grande Subprovince.

The La Grande Subprovince consists of four volcanic cycles erupted between 2,752 and 2,705 Ma (Kauputauch, Natel, Anatacau-Pivert, and Komo-Kasak formations). The supracrustal rocks of the region are intruded by syn-volcanic (2747 to 2710 Ma) and post or late-tectonic (2,697 to 2,618 Ma) tonalitetrondhjemite- granodiorite (TTG) suites.

The Eastmain Greenstone Belt consists of a 5 to 10 km wide by 150 km long succession of Archean bimodal volcanic rocks. The volcanic sequence includes lowermost mafic volcanic rocks overlain by felsic pyroclastic to volcaniclastic rocks, intercalated facies of iron formation, shaly and graphitic sedimentary units.

The Eau Claire deposit straddles the contact on the south limb of an anticline between lowermost felsic volcaniclastic rocks overlain by mafic volcanic flows. Gold-bearing quartz-tourmaline veins from the Eau Claire deposit crosscut the volcanic/sedimentary rock contact and in turn are crosscut by late northeast trending mafic dikes. The contact between volcanic and sedimentary rocks is a marker horizon that forms a broad open fold along the north limb and a tight fold closure immediately west of the deposit, as well as an east-west trending south limb that has been traced for several kilometres. Iron formation occurs along the southern limb of the antiform east of Eau Claire and is locally isoclinally folded.

Gold mineralization at the Eau Claire gold deposit is generally located within approximately EW trending structurally controlled, high-grade en-echelon quartz-tourmaline veins and adjacent altered wall rocks, as well as variable width ESE trending sheared and foliated alteration zones. The alteration zones are parallel to the overall foliation and are thus believed to represent an altered stratigraphic unit. The vein systems are predominantly hosted within a thick sequence of massive and locally pillowed mafic volcanic flows, interbedded with narrow intervals of volcaniclastic meta-sedimentary rocks. Both gold bearing vein sets may occur with as narrow intervals with tourmaline and develop into thick quartz-tourmaline veins with zoned tourmaline+/-actinolite+/-biotite+/-carbonate alteration halos which can measure up to several metres in thickness.

The Eau Claire deposit is a structurally controlled gold deposit. Mineralization occurs primarily in a series of sheeted en-echelon quartz-tourmaline veins and associated metre scale alteration zones. Carbonate within the veins is associated with gold mineralization. The overall trend of the mineralized veins is controlled by a structural corridor sub-parallel to the D2 Cannard Deformation Zone. Individual veins are up to 1 metre thick and extent for at least 100 metres along strike.

Veins are composed of quartz and tourmaline; the ratio between quartz with accessory calcite to tourmaline can vary from 100 percent quartz to 100 percent tourmaline. The quartz-tourmaline veins are massive, banded and/or brecciated. Pyrite, pyrrhotite, chalcopyrite and rare molybdenite generally constitute less than 1.5 percent of the composition of these veins but can be upwards of 20% locally. Commonly, brecciated veins contain angular blocks of tourmaline, ranging in size from less than one to more than 25 centimetres in size. Fragments are cemented by a quartz-carbonate matrix. Breccia textures locally form a “piano key” pattern with angular tourmaline blocks aligned perpendicular to the vein walls. This texture is due to protracted deformation that affected already formed veins and generated new veins (tension gash veins developed on pre-existing laminated veins). The piano-key breccia has been observed throughout the deposit at all scales in tourmaline veins of less than 1 centimetre to more than 1 metre thick. A “ladder vein” texture has also been observed in outcrop at the 450 West Zone consisting of massive tourmaline layers with quartz-carbonate “ladders” aligned perpendicular to the vein walls.

Gold occurs as isolated grains or as clusters of fine-grained particles. Irregular to sub-angular shaped gold grains range in size from less than 10 micrometres to 1 millimetre. In rare instances, grains up to 1 centimetre in size have been observed. Locally, veins contain micrometre-size clusters of visible gold particles. Tellurobismuthite (Bi2Te3) occurs throughout the deposit. Gold and tellurides occur within micro fractures in quartz, interstitial to granular tourmaline grains, at the contact between massive aphanitic tourmaline and quartz bands, and along tourmaline laminations.

Gold mineralization also occurs within altered host rock without veining, occurring as centimetre to several metre wide tourmaline-actinolite ± biotite ± calcite replacement zones around vein selvages. The two major vein areas discovered to date in the resource area (the 450 West and 850 West zones) forma crescent-shaped mineralized, surface projected footprint 1.8 km long by more than 100 metres wide, which has been traced to date to a vertical depth of 900 metres. Veins within the 450 West zone typically strike 85 degrees and dip 50 to 65 degrees to the south. Veins within the 850 West zone typically strike 60 degrees and dip subvertically.

Exploration

From 2020 to 2023, Fury Gold has completed systematic exploration programs with the goals of advancing known prospects through to the drill stage and identifying new prospects. The Company deployed biogeochemical sampling techniques to image the Percival mineralization, completed ground geophysical surveys at the Eau Claire Deposit Trend and along the Percival trend. Additionally, Fury compiled all historic exploration data into a single accessible database, reprocessed and reinterpreted the historical property scale geophysics data. The work completed by Fury to date has resulted in a refined targeting process and identification of areas and targets overlooked by previous explorers. The Company to continue its exploration with the testing of regional targets like Percival, Serendipity and Agua Clara and with a view to seeking to expand the Eau Claire deposit area with the 2020-2023 drilling at the Hinge.

Historical Drilling

Drilling throughout the Eau Claire Project has taken place intermittently from 1972 through 2023. A total of 406,376.8 metres of drilling has been completed in 1,204 diamond drill holes across the entire Project area.

2002 – 2013 Drilling

Between 2002 and 2013 Eastmain completed 177,713 metres of diamond core drilling in 534 drill holes. The drilling was completed within an area measuring approximately 2,200 metres east-west and 900 metres north-south has. The drilling pattern was designed to intersect the gold-tellurium mineralization. The majority of boreholes were drilled with a dip between 45 and 60 degrees, and an azimuth of 355 degrees. The 2007 and 2009 drill campaign focussed on tightly spaced, 12.5 metre infill drilling at the 450 West Zone. 2010 drilling successfully confirmed the lateral continuity of the 850 West Zone underneath surface quartztourmaline veining identified in surface trenching. Regional drilling at Boomerang and Snake Lake was also completed in 2010. Broad zones of 1 g/t Au were intersected from the 2010 regional program. Drilling in 2011 through to 2013 focused on the 450 West Zone and proximal strike extensions.

2015 Drilling

Eastmain completed 29 drill holes (ER15-553 to -581) totaling 12,898 metres at Eau Claire in 2015. The drilling was focused on expanding Measured & Indicated Open Pit and Ramp Accessible Underground gold resources, within the upper portion (top third) of the Eau Claire Deposit. Assay data from holes 553 to 573 confirms 45 gold-bearing intercepts ranging from 0.50 to 25.6 grams gold per tonne (g/t) over widths ranging from 2.0 to 11.5 metres (see Eastmain news release dated December 22, 2015 posted on SEDAR). Nineteen assay intervals exceeded cut-off grade for underground resources (2.5 g/t Au) at Eau Claire, with an average grade of 8.78 grams gold per tonne over an average width of 2.78 metres. 2015 drilling confirmed the continuation of gold mineralization laterally to the east Measured and Indicated gold resources identified in the SRK Report at Eau Claire. Several half-metre-wide high-grade vein intersections from ten of the drill holes reported herein contain very-fine-grade visible gold and range in grade from 24.5 to 98.8 g/t. Infill core sampling of previous drill holes was also completed. Infill sampling confirmed a high-grade interval from hole ER08-131, which assayed 6.65 g/t Au over 5.0 metres, from within the JQ Vein at a depth of 66.0 metres. When combined with assay results from the adjacent P Vein, the intersection provides a composite interval grading 6.75 g/t Au across 13.8 metres, lying within the 450 West Zone. A total of 1,438 infill core samples were taken during the 2015 exploration program. Infill sampling of near-surface intervals within potential open-pit areas may contribute to current mineral resources.

2016 – 2017 Drilling

The 2016 through 2017 drilling program was designed to improve upon the resource classification of the 2015 SRK Mineral Resource Estimation as well as testing the Snake Lake prospect to the east of the Eau Claire deposit. A total of 90,448.9 m was drilled in 236 drill holes. Of the total 2016-2017 drilling, 82,180 m in 206 drill holes targeted the Eau Claire deposit, the remaining 30 holes tested the Snake Lake prospect.

2018 – 2019 Drilling

The 2018 and 2019 drilling programs were mostly focus on the newly discovered Percival Prospect. A total of 16,468.6 m was drilled in 53 drill holes. Of the total 2018-2019 drilling, 13,182.6 m in 47 drill holes targeted the Percival Prospect. The remaining drilling were collared in the Serendipity area (3 DDH) and the Eau Claire deposit (3 DDH). The best results were from Hole ER18-822, ER18-823 ER19-832 returned broad intercepts of respectively 78.5 m of 1.456 g/t Au, including 8.2 m of 4.45 g/t Au, 87.0 m of 2.35 g/t Au, including 31.5 m of 3.13 g/t Au and 52.75 m of 1.8 g/t Au, including 22.0 m of 3.21 g/t Au. ER18-829 with 34.1 m of 2.05 g/t Au, including 4.5 m of 11.95 g/t Au, ER19-839 with 12.0 m of 3.04 g/t Au, including 7.0 m of 4.66 g/t Au, ER19-845 with 7.0 m of 3.13 g/t Au, including 2.0 m of 8.47 g/t Au, ER19-852 with 22.85 m of 1.18 g/t Au, including 14.85 m of 2.05 g/t Au.

2020 – 2023 Drilling (Fury Gold Mines)

From 2020 through to 2023, Fury completed a total of 110 diamond drill holes for approximately 71,774.3 m on the Project. Table 10-4 summarizes the drill holes completed by Fury. The drill program consisted of i) an extension phase focused on extensions to the known vein corridors along strike from the previous resource (“Extension Program”); ii) an exploration phase designed to test targets along the 4.5 km long deposit trend (“Exploration Program”) and iii) an exploration phase of drilling designed to test targets at the Percival prospect 14 km east of the Eau Claire Deposit. Large step out drilling in 2022 increased the mineralized footprint of the Eau Claire deposit by over 450 m to the west. At Percival Fury drilling returned intersections up to 13.5 metres at 8.05 g/t gold and outlined a 500x100x300 m zone of gold mineralization. The 2020 through 2023 drilling has expanded the footprint of the Eau Claire mineralization and drilling was completed outside of the previous Eau Claire resource area. This new extension drilling by Fury, still in progress in 2023, was excluded from the August 30, 2023, MRE and has now been included in the current Mineral Resource Estimate.

The 2023 drilling campaign focused on the Hinge Target, which is located west of the deposit, adjacent to the 850 W zone, and the Percival prospect area. Results from the 2023 Hinge drilling expanded the Hinge Target gold mineralization 50 m up-dip and 75 m to the west respectively, over 450 m from the defined Eau Claire Resource as well as intercepting high grade shallow mineralization on the eastern edge of the Hinge target.

Extension Drilling

The Extension Program at the Eau Claire deposit is designed to target strike extensions of the known vein corridors to the west and southeast of the current mineral resource. To date, Fury Gold has drilled twenty one holes targeting the southeast extension of the Eau Claire Resource with intercepts including: 23.27 g/t Au over 7.09 m, 11.56 g/t Au over 6.04 m, 59.3 g/t Au over 0.96 m and 4.89 g/t Au over 2.94 m. Results from the four holes completed in the second quarter of 2022 were released on August 3, 2022 including 4.43 g/t Au over 1.43 m and 4.60 g/t Au over 1.25 m. Two additional holes were completed in October 2022 with results released on January 23, 2023 including 3.91 g/t Au over 2.50 m. The exploration drilling program along the Eau Claire deposit trend continues to demonstrate the potential to significantly expand the Eau Claire deposit to the west. The focus has been on the Western Hinge, and Gap Zone as well as along the north limb of the anticline. All exploration targets within the Deposit Trend have the potential to significantly expand the Eau Claire mineralized footprint. To date the footprint of gold mineralization has been increased by over 455 m or 25% at the Hinge Target alone and remains open to further expansion to the West

Percival Drilling

The Company completed 11,497.8 m in 18 diamond drill holes in 2022 and 2023 at Percival. Five holes targeted the parallel hinge 500 m to the east of Percival proper. All holes intercepted silicified sulphide rich breccias, however only narrow low grade gold values were returned. The remainder of the drilling tested extensions of the historical gold mineralization at Percival proper. The results from the Percival proper drilling program confirm that the high-grade core of the Percival mineralization plunges steeply to the west and remains open in all directions. Highlights included an 85 m step out from historical high-grade mineralization which intercepted 13.5 m of 8.05 g/t Au, (including 3.00 m of 25.8 g/t Au) in drill hole 22KP- 008 and a 150 m step out which intercepted 7.5 m of 4.38 g/t Au, (including 3 m of 8.7 g/t Au, and 3 m of 5.5 g/t Au) in drill hole 22KP-005 (Table 10-6). As well as 279 g/t Au over 1.5 m along the eastern edge of the defined mineralization. With the recent drilling the gold mineralization at Percival Main is represented by a 500 m by 100 m footprint with high-grade gold being defined to 300 m below surface hosted within folded sulphidized, silicified, and brecciated sediments.

Historical QA/QC Sample Preparation, Analyses and Security

Since initiating exploration on the Eau Claire Property in 2020, Fury has maintained a comprehensive and consistent system for the sample preparation, analysis, and security of all surface samples and drill core samples, including the implementation of an extensive QA/QC program. The current MRE includes drilling data collected by Fury and previous explorers.

The following describes sample preparation, analyses and security protocols implemented by Fury and previous explorers with analytical labs and analysis methods for gold

Aspects of sample preparation, analyses and security for the work completed during the 1972 to 2014 programs is summarized from the technical report on the Property by Chartier and Ravenelle (2015) and for the 2015 to 2017 programs from Armitage and Hafez (2017).

Since the beginning of drilling by Fury in 2020 samples have dominantly been shipped to ALS in either Val d’Or or Montreal, Quebec for preparation and sample pulps analyzed at ALS Val d’Or, Quebec or North Vancouver, British Columbia. The ALS Val d’Or, Montreal, and North Vancouver facilities are ISO 9001 and ISO/IEC 17025 certified.

Samples are dried, weighed, crushed to at least 70% passing 2mm, and a 1000 g split is pulverized to at least 85% passing 75 μm (ALS Method Code PREP-31B). Gold is assayed by 50- gram fire assay with an AAS finish (ALS Method Code Au-AA24). During 2020 and 2021, samples with greater than 5 ppm gold were re-analysed by 50-gram fire assay with a gravimetric finish (ALS Method Code Au-GRA22). Since 2022, the Au-AA24 overlimit threshold for Au-GRA22 analysis was increased to 10 ppm gold. A multi-element geochemical suite is obtained using a four-acid digest with an ICP-MS analysis (ALS Method Code ME-MS61). Approximately 25% of the samples collected during this period have been sent to either Activation Laboratories (“ACT”) in Val d’Or, Quebec and Thunder Bay, Ontario or to Bureau Veritas (“BV”) in Timmons, Ontario and Vancouver, British Columbia where the preparation and analysis methods used have been replicated as closely as possible. Control samples comprising certified reference samples, blanks, and duplicate samples were systematically inserted into the sample stream and analyzed as part of the Company’s QA/QC protocol. Check assaying of selected sample rejects and pulps has been completed at both ALS and ACT as umpire laboratories. ALS, ACT, and BV laboratories are independent of Fury and the Authors.

Sampling QA/QC programs are set in place to ensure the reliability and trustworthiness of exploration data. They include written field procedures and independent verifications of drilling, surveying, sampling, assaying, data management, and database integrity. Appropriate documentation of quality control measures and regular analysis of quality-control data are essential for the project data and form the basis for the quality-assurance program implemented during exploration.

Analytical quality control measures typically involve internal and external laboratory control measures implemented to monitor sampling, preparation, and assaying precision and accuracy. They are also essential to prevent sample mix-up and monitor the voluntary or inadvertent contamination of samples. Sampling QA/QC protocols typically involve regular duplicate and replicate assays as well as the insertion of blanks and standards (certified reference materials - “CRMs”). Routine monitoring of quality control samples is undertaken to ensure that the analytical process remains in control and confirms the accuracy and precision of laboratory analyses. In addition to laboratory internal quality control protocols, sample batches should be evaluated for evidence of suspected cross-sample contamination, certified reference material performance evaluated relative to established warning and failure limits to ensure the analytical process remains in control while maintaining an acceptable level of accuracy and precision, duplicate and replicate assay performance evaluated, and any concerns communicated to the laboratory in a timely fashion. Check assaying is typically performed as an additional reliability test of assaying results. These checks involve re-assaying a set number of coarse rejects and pulps at a second umpire laboratory.

Fury Sampling, Analysis, Data Management and QA/QC

Fury Gold has adopted the historical Analytical Quality Assurance Program at Eau Claire to control and assure the analytical quality of assays. This protocol includes the systematic addition of blank samples and certified standards to each batch of samples sent for analysis at commercial laboratories. Blank samples are used to check for possible contamination in laboratories, while certified standards determine the analytical accuracy and precision of the laboratory procedure. Generally, check sample inserts approximately 10% of sample flow from project sites.

For the exploration conducted by Fury from 2020 to 2023, all drilling assay samples were collected by Fury personnel. Once verified, samples were kept in the exploration camp.

Split core samples were placed in fibre rice bags in batches and labelled for shipment to ALS, ACT, or BV laboratories. These sacks were sealed with cable ties and fibre tape and shipped by commercial transport companies directly to the lab. A control file, the laboratory sample dispatch form, includes the sample-bag numbers in each shipment. The laboratory sample dispatch form accompanies the sample shipment and is used to control and monitor the shipment. The lab sends a confirmation email with detail of samples received upon delivery.

Assay samples were collected by appropriately qualified staff at the laboratories. Sample security involved two aspects: maintaining the chain of custody of samples to prevent inadvertent contamination or mixing of samples and rendering active tampering as difficult as possible.

At ALS samples are dried, weighed, crushed to at least 70% passing 2mm, and a 1000 g split is pulverized to at least 85% passing 75 μm (ALS Method Code PREP-31B). Gold is assayed by 50-gram fire assay with an AAS finish (ALS Method Code Au-AA24). During 2020 and 2021, samples with greater than 5 ppm gold were re-analysed by 50-gram fire assay with a gravimetric finish (ALS Method Code Au-GRA22). Since 2022, the Au-AA24 overlimit threshold for Au-GRA22 analysis was increased to 10 ppm gold. A multielement geochemical suite is obtained using a four-acid digest with an ICP-MS analysis (ALS Method CodeME-MS61).

Approximately 25% of the samples collected during this period have been sent to either Activation Laboratories (“ACT”) in Val d’Or, Quebec and Thunder Bay, Ontario or to Bureau Veritas (“BV”) in Timmons, Ontario and Vancouver, British Columbia where the preparation and analysis methods used have been replicated as closely as possible. The ACT Val d’Or and Thunder Bay, and BV Timmons and Vancouver facilities are ISO/IEC 17025 certified.

At ACT samples are dried, weighed, crushed to at least 80% passing 2mm, and a 1000 g split is pulverized to at least 95% passing 105 μm (ACT Method Code RX1+1000). Gold is assayed by 50-gram fire assay with an AAS finish (ACT Method Code 1A2B-50). Samples with greater than 5 ppm gold are re-analysed by 50-gram fire assay with a gravimetric finish (ACT Method Code 1A3-50). A multi-element geochemical suite is obtained using a four-acid digest with an ICP-OES analysis (ACT Method Code 1F2-Tbay).

At BV samples are dried, weighed, crushed to at least 70% passing 2mm, and a 1000 g split is pulverized to at least 85% passing 75 μm (BV Method Code PRP90-1KG). Gold is assayed by 50-gram fire assay with an AAS finish (BV Method Code FA450). Samples with greater than 5 ppm gold are re-analysed by 50-gram fire assay with a gravimetric finish (BV Method Code FA550). A multi-element geochemical suite is obtained using a four-acid digest with an ICP-MS analysis (BV Method Code MA200).

Data are verified and double-checked by senior geologists on site for data entry verification, error analysis, and adherence to strict analytical quality control protocols. Data is logged directly into the cloud-hosted MX Deposit logging software produced by Minalytix Inc. with point-of-entry data validation controls.

The QA/QC program comprises the systematic insertion of standards or CRMs, blanks, as well as field, coarse reject, and pulp duplicates. QC samples have been inserted into the sample sequence at a frequency of approximately 1 sample per 25 samples for CRMs and blanks, 1 sample per 50 samples for field duplicate samples, 1 sample per 75 samples for coarse reject duplicates, and 1 sample per 25 samples for pulp duplicates. Approximately 15.1% of samples assayed have been QC samples in the drilling programs from 2020 to 2023. All QC samples listed were analyzed by the primary analytical lab (ALS). Check sampling of selected rejects and pulps has also been completed at both ALS and ACT laboratories in 2022 and 2023.

Mineral Processing and Metallurgical Testing

Metallurgical test programs conducted on the Clearwater Gold Project have demonstrated that the ore is amenable to a gravity plus cyanidation (CIL) processing strategy, achieving consistently high gold recoveries and confirming the robustness of the selected flowsheet. The most recent comprehensive testwork, led by SGS Minerals Services in 2017 and supported by earlier programs in 2010 (SGS) and 2016 (ASL), confirms that gravity concentration followed by cyanidation is preferred over flotation, particularly for representative run-of-mine materials.

The 2017 SGS study, based on a master composite of ore and hanging wall–footwall dilution, provided recovery estimates that are more aligned with actual operational expectations. Overall gold recoveries of 96%–98% were achieved under optimized cyanidation conditions, with rapid leaching kinetics (within 8 to 24 hours), moderate reagent consumption 1.25 kg/t NaCN, and minimal preg-robbing risk. Gravity recovery tests showed a GRG value of 39%, with bulk gravity separation recovering 24% of the gold, underscoring the importance of including a gravity circuit as a primary step in the flowsheet.

Comminution testing yielded a Bond Ball Mill Work Index (BWI) of 11.2 kWh/t, classifying the ore as moderately soft and suitable for conventional grinding circuits with low energy requirements. Environmental assessments confirmed that the tailings are potentially non-acid-generating (NP/AP = 3.4), with strong alkaline buffering, low metal mobility, and negligible leaching risks. These findings support the potential safe re-use of tailings as paste backfill under both neutral and acidic conditions, complying with Canadian and international environmental standards.

Metallurgical Testing:

The findings from the metallurgical tests highlight the following key recommendations:

•	Gravity Separation: Implementing this method in the primary circuit would recover approximately 24% of coarse gold.

•	Cyanidation of Gravity Tailings: This approach provides a superior overall recovery rate of about 96%, outperforming flotation.

•	Further Testwork: Additional investigations are required to optimize leaching parameters, examine preg-robbing behavior, and evaluate variability based on ore zones, lithology, and grade.

These recommendations aim to enhance recovery efficiency and overall process effectiveness.

Environmental:

Tailings from the cyanidation test were subjected to acid-base accounting. The modified acid base accounting (ABA) results shows a paste pH of 9.21, NP/AP ratio of 3.4, and high neutralization capacity, indicating strong buffering against acid generation. The Net Acid generation (NAG) testing confirms this classification, with a final pH of 10.7 and zero sulfuric acid consumption. The tailings are therefore categorized as Non-Acid Forming (NAF). Therefore, the metal concentrations are within acceptable environmental criteria for paste-fill reuse (based on Canadian and EU standards).

TCLP 1311 results confirm the tailings are non-hazardous, with Pb of 0.445 mg/L and other elements well below EPA thresholds.

Shake Flask Extraction (SFE) also shows negligible leaching in neutral conditions, i.e.,

•	Confirms intrinsic metal immobility

•	<0.01 mg/L for all hazardous elements

•	Mimics underground neutral pH environments

Implying, there is no leaching risk in paste backfill stopes or mine water recirculation.

2024 Mineral Resource Estimate

The report on which the 2025 PEA relies for a mineral resource estimate for eau Claire is titled “Mineral Resource Estimate Update for the Eau Claire Project, Eeyou Istchee James Bay Region of Quebec, Canada” dated June 25, 2024, with an effective date of May 10, 2024. It supports the disclosure made by Fury in its news release titled “Fury Updates Mineral Resources at Eau Claire, Increasing Measured and Indicated Gold Ounces By 36%, And Inferred Gold Ounces by 45%”. The May 2024 Mineral Resource Estimate was prepared by Maxime Dupéré, P. Geo. And essentially incorporated into the 2025 PEA which Mr Dupéré is a co-author of.

The MREs for the Project include MREs for the Eau Claire and Percival deposits. The Eau Claire project contains a combined Mineral Resource of 1,160,000 oz of Au at a grade of 5.65 g/t in the Measured and Indicated category, and an additional 723,000 oz of Au at a grade of 4.13 g/t Au in the Inferred Category

The following section describes the MREs for Eau Claire and Percival. Completion of the MREs involved the assessment of a validated drill hole and channel sample database, which included all data for surface drilling and surface and channel sampling completed through the end of 2023. Completion of the MREs also included the assessment of updated three-dimensional (3D) mineral resource models (mineral resource domains), 3D topographic surface models and 3D overburden surface models.

The Inverse Distance Cubed (“ID3”) and Inverse Distance Squared (“ID2”) calculation methods restricted to the mineral resource domains were used to interpolate grades for Au (g/t) into block models for all deposit areas. Measured, Indicated, and Inferred mineral resources are reported in the summary tables in Section 14.11. The MREs presented below takes into consideration that the deposits may be mined by either open pit or underground mining methods.

The reporting of the MREs complies with all disclosure requirements for Mineral Resources set out in the NI 43-101 Standards of Disclosure for Mineral Projects (2016). The classification of the MREs is consistent with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards (2014 CIM Definitions) and adheres to the 2019 CIM Estimation of Mineral Resources & Mineral Reserves Best Practice Guidelines (2019 CIM Guidelines).

Drill Hole Database

To complete the current MREs for the Project, a database comprising a series of comma delimited spreadsheets containing surface diamond drill hole information was provided by Fury. The database included hole location information, down-hole survey data, assay data, lithology data and density data. After review of the database, the validated data was then imported into GEOVIA GEMS version 6.8.3 software (“GEMS”) for statistical analysis, block modeling and resource estimation. No errors were identified when importing the data. The data was validated in GEMS and no erroneous data, data overlaps or duplication of data was identified.

The database provided by Fury and used for the MREs included data for 1,202 surface diamond drill holes totaling 406,431 m, and 426 surface channels (Eau Claire deposit) for 1,345 m (Table 14-1, Figure 14-2 to Figure 14-5. The resource database totals 273,402 drill hole assay intervals representing 267,721 m of data and 2,254 channel assays for 1,316 m. The average assay sample length from drilling is 0.98 m, and from channel sampling is 0.58 m.

Total Drill Hole and Channel Sample Database for the Eau Claire Project

Eau Claire Project Drill Hole Database
Coordinate System	NAD83 UTM Zone 18
Total Number of drill holes (diamond)	1,202
Total metres of drilling	406,431 m
Total number of drill assay samples	273,402
Total drill assay sample length	267,721 m
Average drill assay sample length	0.98 m
Total Number of channels (Eau Claire)	426
Total metres of channels	1,345 m
Total number of channel assay samples	2,254
Total channel assay sample length	1,316 m
Average channel sample length	0.58 m
Total number of SG Samples	649

Table 1: Eau Claire Project Drill Hole Database

Combined Mineral Resource Estimate for the Eau Claire Project, May 10, 2024

Category	Tonnes	(g/t Au)	Contained Au (oz)
Measured	1,612,000	5.67	294,000
Indicated	4,781,000	5.64	866,000
Total Measured & Indicated	6,393,000	5.65	1,160,000
Inferred	5,445,000	4.13	723,000

Table 2: 2024 Eau Claire Combine Mineral Resource Estimate

Eau Claire Deposit Mineral Resource Estimate, May 10, 2024

	Category	Tonnes	Au g/t	Contained Au (oz)
Open Pit (base case cut-off grade of 0.5 g/t Au)	Measured	1,157,000	5.19	193,000
	Indicated	1,291,000	4.19	174,000
	Measured & Indicated	2,448,000	4.66	367,000
	Inferred	69,000	4.39	10,000
Underground (base case cut-off grade of 2.5 g/t Au)	Measured	455,000	6.90	101,000
	Indicated	3,490,000	6.17	692,000
	Measured & Indicated	3,945,000	6.25	793,000
	Inferred	2,566,000	6.08	502,000
Combined open pit and Underground	Measured	1,612,000	5.67	294,000
	Indicated	4,781,000	5.64	866,000
	Measured & Indicated	6,393,000	5.65	1,160,000
	Inferred	2,635,000	6.04	512,000

Table 3: 2024 Eau Claire Deposit Mineral Resource Estimate

•

The Eau Claire deposit contains mineral resources of 1,160,000 oz of gold (6.39 million tonnes at an average grade of 5.65 g/t Au) in the Measured and Indicated category, and 512,000 ounces of gold (2.64 million tonnes at an average grade 6.04 g/t Au) in the Inferred category.

•

The open pit mineral resource includes, at a base case cut-off grade of 0.5 g/t Au, 367,000 ounces of gold (2.45 million tonnes at an average grade of 4.66 g/t Au) in the Measured and Indicated category, and 10,000 ounces of gold (69 thousand tonnes at an average grade of 4.39 g/t Au) in the Inferred category.

•

The underground mineral resource includes, at a base case cut-off grade of 2.5 g/t Au, 793,000 ounces of gold (3.95 million tonnes at an average grade of 6.25 g/t Au) in the Measured and Indicated category, and 502,000 ounces of gold (2.57 million tonnes at an average grade of 6.08 g/t Au) in the Inferred category.

Highlights of the 2024 Percival Mineral Resource Estimate are as follows

	Category	Tonnes	Au g/t	Contained Au (oz)
Open Pit (base case cut-off grade of 0.5 g/t Au)	Inferred	2,253,000	1.81	131,000
Underground (base case cut-off grade of 2.5 g/t Au)	Inferred	557,000	4.47	80,000
Combined open pit and Underground	Inferred	2,810,000	2.34	211,000

Table 4: 2024 Percival Deposit Mineral Resource Estimate

•	The Percival deposit contains an inferred mineral resource of 211,000 oz of gold (2.81 million tonnes at an average grade of 2.34 g/t Au)

•	The open pit inferred mineral resource includes, at a base case cut-off grade of 0.5 g/t Au, 131,000 ounces of gold (2.25 million tonnes at an average grade of 1.81 g/t Au).

•	The underground inferred mineral resource includes, at a base case cut-off grade of 2.5 g/t Au, 80,000 ounces of gold (557,000 tonnes at an average grade of 4.47 g/t Au).

2024 Eau Claire and Percival Deposits Mineral Resource Estimate Notes:

(1)    The effective date of the Eau Claire project Mineral Resource Estimates (“MREs”), including the Eau Claire and Percival deposit estimates, is May 10, 2024.

(2)    The Mineral Resource Estimates were estimated by Maxime Dupéré, B.Sc., géo. of SGS Geological Services and is an independent Qualified Person as defined by NI 43-101.

(3)    The classification of the current Mineral Resource Estimates into Measured, Indicated and Inferred mineral resources is consistent with current 2014 CIM Definition Standards - For Mineral Resources and Mineral Reserves.

(4)    All figures are rounded to reflect the relative accuracy of the estimate and numbers may not add due to rounding.

(5)    The mineral resources are presented undiluted and in situ, constrained by continuous 3D wireframe models, and are considered to have reasonable prospects for eventual economic extraction.

(6)    Mineral resources which are not mineral reserves do not have demonstrated economic viability. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that most Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

(7)    The Project mineral resource estimates are based on a validated database which includes data from 1202 surface diamond drill holes totalling 406,431 m, and 426 surface channels (Eau Claire deposit) for 1,345 m. The resource database totals 273,402 drill hole assay intervals representing 267,721 m of data and 2,254 channel assays for 1,316 m.

(8)    The MRE for the Eau Claire deposit is based on 280 three-dimensional (“3D”) resource models representing the 450, 850 and hinge zones. The MRE for the Percival deposit is based on 29 3D resource models representing high grade and lower grade halo zones.

(9)    Grades for Au were estimated for each mineralization domain using 1.0 metre capped composites assigned to that domain. To generate grade within the blocks, the inverse distance cubed (ID3) interpolation method was used for all domains. An average density value was assigned to each domain.

(10)    Based on the location, surface exposure, size, shape, general true thickness, and orientation, it is envisioned that parts of the Eau Claire and Percival deposits may be mined using open-pit mining methods. In-pit mineral resources are reported at a base case cut-off grade of 0.5 g/t Au. The in-pit resource grade blocks are quantified above the base case cut-off grade, above the constraining pit shell, below topography and within the constraining mineralized domains (the constraining volumes).

(11)    The pit optimization and base-case cut-off grade consider a gold price of $1,900/oz and considers a gold recovery of 95%. The pit optimization and base case cut-off grade also considers a mining cost of US$2.80/t mined, pit slope of 55⁰ degrees, and processing, treatment, refining, G&A and transportation cost of USD$19.00/t of mineralized material.

(12)    The results from the pit optimization, using the pseudoflow optimization method in Whittle 4.7.4, are used solely for the purpose of testing the “reasonable prospects for economic extraction” by an open pit and do not represent an attempt to estimate mineral reserves. There are no mineral reserves on the Property. The results are used as a guide to assist in the preparation of a Mineral Resource statement and to select an appropriate resource reporting cut-off grade. A Whittle pit shell at a revenue factor of 0.52 was selected as the ultimate pit shell for the purposes of this mineral resource estimate.

(13)    Based on the size, shape, general true thickness, and orientation, it is envisioned that parts of the Eau Claire and Percival deposits may be mined using underground mining methods. Underground mineral resources are reported at a base case cut-off grade of 2.5 g/t Au. The mineral resource grade blocks were quantified above the base case cut-off grade, below surface/pit surface and within the constraining mineralized wireframes (considered mineable shapes). Based on the size, shape, general thickness, and orientation of the mineralized structures, it is envisioned that the deposits may be mined using a combination of underground mining methods including sub-level stoping (SLS) and/or cut and fill (CAF) mining.

(14)    The underground base case cut-off grade of 2.5 g/t Au considers a mining cost of US$65.00/t mined, and processing, treatment, refining, G&A and transportation cost of USD$19.00/t of mineralized material.

(15)    The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

Eau Claire Project 2025 Preliminary Economic Assessment (“PEA”)

The following disclosure relates to the Eau Claire Project which includes the Percival deposit. Disclosure regarding this is based on information derived largely from the NI 43-101 compliant technical report on the Eau Claire Project entitled “Preliminary Economic Assessment of the Eau Claire Project, Eeyou Istchee James Bay Region of Quebec, Canada” prepared by Maxime Dupéré, P.Geo, Sarah Dean, P.Geo., William van Breugel, P. Eng., Henri Gouin, P. Eng., Johnny Canosa, P. Eng., and Joseph Keane, P.E.  of SGS Geological Services with an effective date of August 25, 2025 (the “PEA”). Reference should be made to the full text of the PEA, which is available electronically on the SEDAR+ website at www.sedarplus.ca under our SEDAR profile, filed on October 17, 2025, as the PEA contains additional assumptions, qualifications, references, reliance and procedures which are not fully described herein. The PEA, dated August 25, 2025, supersedes all previous technical reports.

The PEA is based on a 2024 Mineral Resource Estimate (“MRE”) described above as well as an initial MRE for Percival. Eau Claire contains a combined mineral resource of 1.16 Moz Au at a grade of 5.64 g/t Au in the Measured and Indicated category, as well as an additional 723 koz gold at a grade of 4.13 g/t Au in the Inferred Category. Accordingly, it is presently estimated to contain mineral resources of 1,160,000 oz of gold (6.39 million tonnes at an average grade of 5.65 g/t Au) in the Measured and Indicated category, and 512,000 ounces of gold (2.64 million tonnes at an average grade of 6.04 g/t Au) in the Inferred category. The Eau Claire MRE includes an open pit and underground resource.

Highlights of the PEA

The PEA for the Eau Claire Gold Deposit which was conducted by the independent engineering firm of SGS Geological Services contemplates a primary underground mining operation complemented by 2 small open pits. Production from the underground (“UG”) mine will start in year minus 1 with a small bulk sample, with full UG operations continuing through to year 11. In total, the underground would produce 702koz gold at an average diluted head grade of 5.22 g/t gold from 4.40Mt of material. The conventional open pits (“OP”) would operate for 8 years, recovering a total of 132koz old at an average diluted grade of 2.50 g/t gold from 1.73Mt of material.

Production
PEA Life of Mine (LOM)	Years	11
LOM Production Resource Tonnes	Tonnes	6.1M
LOM diluted head grade	g/t Au	4.46
Average Diluted Grade (OP)	g/t Au	2.5
Average Diluted Grade (UG)	g/t Au	5.22
Average Gold Recovery	%	95
Contained Gold	oz	878,281
Recovered Gold	oz	834,367
Average Annual production	oz	75,852
OP LOM Strip Ratio		7.73

Capital Costs
		Base Case	Hybrid	Toll Milling
Initial Capital Cost Expense (“CapEx”) (incl UG development)	C$	$217M	$216M	$117M
Sustaining Capital	C$	$66M	$66M	$66M
Contingency included in Capital	C$	$36M	$36M	$10M
Total Capital	C$	$283M	$282M	$184M
Total Operating Costs	C$	$1,019M	$1,036M	$1,153M
Cash Costs (LOM)	USD/oz	$892	$906	1,009
AISC (LOM)[1]	USD/oz	$1,140	$1,153	$1,170
Financial Summary
Assumed long-term Gold Price	USD	$2,400
Exchange Rate	USD/C$	0.73
After-Tax Net Present Value NPV(5%)	C$	$554M	$610M	$639M
After-Tax Internal rate of return (IRR)%		41	53	84
After-Tax Payback	Years	2.5	1.5	1.15

Table 5: Eau Claire PEA Key Economic Assumptions and Results

Note to Table: AISC is calculated as the sum of treatment and refining charges, onsite operating costs, sustaining capital costs, and closure costs, divided by the quantity of ounces produced.

Eau Claire – PEA Model

Looking North
200 m
Looking West
200 m
Eau Claire
Snake Lake
Serendipity
Percival
N
Legend
Open Pits
Underground Development
Stopes
Not Included in Eau Claire PEA

Graphic 3: Section views of the PEA open pit and underground mine plan.

The PEA is subject to a number of assumptions and risks, including, among others, that all required permits and other rights will be obtained in a timely manner, that development of the Eau Claire deposit will have the support of the First Nations, stakeholders, and government, and that geotechnical, hydrogeological, and metallurgical assumptions will be confirmed. The Company cannot determine at this time whether any toll milling arrangements will be reached with any facility within a reasonable distance from the project. The Toll milling assumptions used in the PEA includes provision for on-site crushing, an on-site sample tower, one-way 205 km road haulage, and toll milling costs with life

	Category	Tonnes	Diluted Au g/t	Contained Ounces Au (oz)
Underground	Measured Resource	549k	4.83	85k
	Indicated Resource	2,711k	5.11	446k
	Measured & Indicated	3,260k	5.06	531k
	Inferred Resource	1,143k	5.68	209k
In-pit	Measured Resource	1,292k	2.55	106k
	Indicated Resource	423k	2.40	33k
	Measured & Indicated	1,715k	2.51	139k
	Inferred Resource	12k	1.59	597

Table 6: Potentially Mineable Portion of the Eau Claire Resource

Capital and Operating Cost Estimates

The initial capital is estimated to range between $117M and $217M with an additional $66M in sustaining capital (Table 4). The PEA is based on contract mining. Operating costs were developed from unit costs for projects of a similar scale in Canada (Table 5).

Input	Base Case	Hybrid	Toll Milling
Initial Capital
Pre-Production Engineering & Design	$9M	$9M	$2M
Process Plant	$86M	$86M
Tailings	$5M	$5M
Site Facilities	$16M	$17M	$17M
Power Line from Quebec Hydro 18 km	$13M	$13M	$13M
Surface Support Equipment	$2.3M	$2.3M	$2.3M
OP Mining	$549k	$549k	$549k
UG Non-Development Capital	$6.4M	$6M	$6M
UG Development Capital	$66M	$66M	$66M
Non-Mining Development Contingency	$10M	$10M	$10M
Pre-Production G&A	$3M
Initial Capital Sub-total	$217M	$216M	$117M
Sustaining Capital
OP Mining	$155k	$155k	$155k
UG Non-Development Capital	$240k	$245k	$245k
UG Development Capital	$61M	$61M	$61M
Site Closure	$5M	$5M	$5M
Sustaining Capital Sub-total	$66M	$66M	$66M
Total Capital Costs	$283M	$282M	$184M
Operating Costs
OP Direct Mining Costs	$86M	$86M	$86M
UG Direct Mining Costs	$504M	$504M	$504M
Indirect Mining Costs	$70M	$70M	$70M
Process Costs	$212M	$224M	$360M
Site G&A	$148M	$153M	$133M
Total Operating Costs	$1,019M	$1,036M	$1,153M
OP Cost per Resource Tonne	$49.64	$49.64	$49.64
UG Cost per Resource Tonne	$114.50	$114.50	$114.50
LOM Process Cost per Resource Tonne	$34.64	$36.56	$58.80
LOM G&A per Resource Tonne	$24.10	$24.93	$21.77
AISC USD/oz1	$1,140	$1,153	$1,170

Table 7: Eau Claire PEA Capital and Operating Cost Summary

Notes

1.	AISC is calculated as the sum of treatment and refining charges, onsite operating costs, sustaining capital costs, and closure costs, divided by the quantity of ounces sold.
2.	Values may not add due to rounding.

Eau Claire PEA Sensitivity Analysis to Economic Inputs

The PEA provides an after-tax NPV5 of $554M, an IRR of 41% and a payback period of 2.5 years with the Base Case scenario; an after-tax NPV of $610M, an IRR of 53% and a payback period of 1.5 years from production with the Hybrid Case and; an after-tax NPV of $639M, an IRR of 84% and a payback period of 1.1 years from production with the Toll Milling Case both at a gold price of US$2,400/oz (Table 5).

NPV5 to Gold Price Sensitivities
Gold Price (US$)	Base Case	Hybrid Case	Toll Milling Case
$1,440 (-40%)	$70M	$72M	$96M
$1,920 (-20%)	$318M	$346M	$375M
$2,400 (Study Price)	$554M	$610M	$639M
$2,880 (+20%)	$787M	$867M	$897M
$3,360 (+40%)	$1,020M	$1,124M	$1,154M

Table 8: Eau Claire PEA Sensitivity Analysis

Graphic 4: Eau Claire PEA Base Case Sensitivities.

Graphic 5: Eau Claire Hybrid Case Sensitivities.

Graphic 6: Eau Claire PEA Toll Milling Case Sensitivities.

Qualified Person (“QP”) Recommendations from PEA

The work program recommended by the QP in the PEA is largely focused on the Eau Clare deposit consisting of continued resource expansion drilling the Eau Claire as the PEA demonstrates that future development of the resource is potentially economically viable. A large proportion of the mineable portion of the Eau Claire deposit is in the Measured and Indicated resource category which can be utilized in future studies. The Eau Claire and Percival deposits contain within-pit and underground Measured, Indicated and Inferred Mineral Resources that are associated with well-defined mineralized trends and models. The deposits are open along strike and at depth. Fury’s intentions are to continue exploration on the Property in 2026 as funding permits.

Drilling to improve continuity between current resource blocks outside of the PEA mineable portion of the deposit; limited conversion drilling to upgrade inferred portions of the Eau Claire resource to the indicated resource category; advancing metallurgical, engineering and geotechnical studies; advancing environmental baseline studies and; furthering Indigenous and Community Relations. Additionally, the Company will continue to review and explore the broader Eau Claire Project land package focusing on refining known gold occurrences within the Percival – Serendipity trend, 14 km to the east of Eau Claire, and attempting to define new prospects in areas with favorable geological and structural settings.

Fury has gained a better understanding of the combination of pathfinder elements and structural controls on the gold mineralization at Percival. The broad low-grade gold mineralization occurs along a well-defined east–west trending structural splay of the Cannard Deformation Zone. Certain elemental associations, most notably Arsenic, Bismuth, and Tungsten, are proving to be important pathfinders for gold mineralization. Higher-grade gold within the broader corridor is controlled by secondary shearing and is identified by the high degree of silicification. With this knowledge, the Company has refined their targeting along the Percival to Serendipity Trend identifying priority targets for 2026. These identified targets lie within the same stratigraphic package as Percival Main and Serendipity and have undergone varying degrees of deformation. The proximity of the main Cannard and Hashimoto Deformation Zones varies from one target to the other and may have a significant impact on gold mineralization. Fury believes the varying degrees of deformation are an important regional control on both gold mineralization and the potential preservation of a sizeable, mineralized body.

The follow-on program recommended by the PEA QP is anticipated to include the collection of 15,000 infill till and biogeochemical samples and 45,000 m of diamond drilling. Drilling would be allocated with approximately 30,000 m at the Eau Claire deposit to expand the overall resource as well as upgrade and expanding the mineable portion of the resource; approximately 7,500 m at the Percival resource to further expand and convert the currently defined resource and; 5,000 m to 10,000 m focused on testing regional targets within the Percival – Serendipity trend. Subsequent to the completion of additional drilling on the Property, updated MREs are planned which will form the basis of an updated engineering study in the form of an updated Preliminary Feasibility Study.

The budget for the recommendations provided is designed to collect the data required to complete a prefeasibility study and is estimated at CAD$ 24.2 M (see table below) The proposed budget involves a major upgrade drilling program, water supply studies, geotechnical/hydrogeological studies, tailing’s optimization studies, continued environmental and community liaison, mineral processing (metallurgy), power studies, mine access study and an engineering study.

Estimated Budget for Eau Claire Resource Expansion Drilling

Item	Details	Cost (C$)
Labour	Staff Wages, Technical and Support Contractors	1,900,000
Assaying	Sampling and Analytical	1,800,800
Drilling	Diamond Drilling (45,000m at $195/m)	8,775,000
Till Sampling	Detailed sampling program	1,750,000
Land Management	Consultants. Assessment Filing, Claim maintenance	750,000
Environmental	Desktop Gap analysis	35,000
	Phase 1 Baseline studies	500,000
Engineering Studies (hydrogeology, geotechnical, tailings, road studies)	Gap Analysis and Phase 1 work	750,000
Metallurgical Studies	Gap Analysis and Phase 1 work	450,000
Community Relations	Community Tours, Outreach	175,000
Information Technology	Remote site communications and IT	35,000
Safety	Equipment, Training and Supplies	90,000
Expediting	Expediting	200,000
Camp Costs	Equipment, Maintenance, Food, Supplies	1,450,000
Freight and Transportation	Freight, Travel, Helicopter	450,000
Fuel		1,500,000
General and Administration		250,000
Update MRE and PFS		1,200,000
Sub-total		22,060,800
Contingency (10%)		2,161,000
Total		24,221,800

Table 9: Budget for Eau Claire Resource Expansion Drilling

Post-PEA Eau Claire Exploration

In October 2025 the Company commenced an initial 10,000m drill campaign based on the recommendations of the PEA. The drilling is focused on resource growth and enhancing the mine plan through improved continuity of resource blocks outside of the PEA mine plan. The program was later increased to 13,000m. Initial results form the drilling campaign were released on March 17, 2026 and include an intercept of 11.74 g/t gold over 6.63m from infill drilling. Overall the results to date demonstrate good continuity of the Eau Claire resource as well as potential to grow the overall contained gold ounces.

A phase 2 program focused on improving the confidence level on inferred portions of the resource and extending indicated portions of the resource started directly after the completion of the Phase 1 program. The phase 2 program will run through the summer of 2026 and comprise 20,000 – 25,000m of drilling.

Eau Claire Regional Exploration- Serendipity Prospect

The Serendipity Prospect is situated 16 kilometres (km) northeast of the Eau Claire Deposit and 6.5 km north northeast of the Percival Deposit along the Hashimoto Deformation Zone which is related to the Cannard Deformation Zone, one of the primary controls on gold mineralization within the region. Drilling during 2024 tested geochemical anomalies associated with prospective folded stratigraphy across approximately 2 km of strike length. In total 3,871 metres (m) were drilled in 10 holes across five distinct targets at Serendipity. Drill hole 24SD-009 targeted a biogeochemical anomaly overlying the easterly extension of the structure controlling the mineralization at Serendipity and intercepted 12.16 g/t gold over 3.0 m. Drill hole 25SD-002 targeted a biogeochemical anomaly at the hinge of an interpreted fold within volcanic stratigraphy and intercepted 5.27 g/t gold over 1.0 m. The two noted intercepts above are separated by over 2 kilometres indicating the potential for a large mineralizing system at Serendipity.

Broad low-grade gold mineralization occurs along well-defined structural splays sub-parallel to the regional Cannard and Hashimoto Deformation Zones. Certain elemental associations, most notably Arsenic, Bismuth, and Tungsten, are proving to be important pathfinders for the gold mineralization. Higher-grade gold within the broader corridor is controlled by secondary shearing and is identified by the high degree of silicification.

In 2024, the Company completed approximately 3,871 m of Diamond Drilling at the project targeting biogeochemical anomalies within the Percival – Serendipity trend 14km to the east of Eau Claire. The 2024 drill program resulted in the discovery of high-grade gold mineralization at Serendipity with two intercepts: 3m of 12.16 g/t gold and 1m of 5.27 g/t gold separated by over 2 km of prospective stratigraphy. The 2024 drilling cost $1,800.

Committee Bay Project

2023 Technical Report

The following disclosure relating to the Committee Bay Project is based on information derived from the NI 43-101 compliant technical report entitled “Technical Report on the Committee Bay Project, Nunavut Territory, Canada” dated September 11, 2023, prepared by Bryan Atkinson, P.Geo. as Senior Vice President Exploration of Fury Gold Mines and Andrew Turner, P.Geol., principal at APEX Geoscience Ltd., (the “Committee Bay Report”). Reference should be made to the full text of the Committee Bay Report, which is available electronically under the Company’s profile page on SEDAR+ at www.sedarplus.ca, as the Committee Bay Report contains additional assumptions, qualifications, references, third-party reliance and procedures which are not fully described herein. The Committee Bay Report is the only current NI 43-101 compliant technical report with respect to the Committee Bay Project and supersedes all previous technical reports.

Description and Location

The Committee Bay Project is located in the eastern part of the Kitikmeot Region of Nunavut, approximately 430 km northwest of the town of Rankin Inlet, Nunavut. The Project is accessible by air, either from Rankin Inlet or Baker Lake, Nunavut. Rankin Inlet and Baker Lake are serviced seasonally by barge and ship. The hamlets of Rankin Inlet, Baker Lake, Naujaat, Gjoa Haven, Taloyoak, and Kugaaruk are accessible by scheduled commercial flights.

The Committee Bay Project consists of 57 Crown Leases and 154 mineral claims in six non-contiguous blocks totaling approximately 254,933.10 ha. all of which are in good standing as of December 31, 2025

The figure below presents property location and claims comprising the Committee Bay project:

INDEX MAP
Committee Bay Property
100 km
NORTHWEST TERRITORIES
NUNAVUT
Legend
Permanent Camps
Inuit Owned Lands
Subsurface
Surface Only
Crater Camp
Ingot Camp
Hayes Camp
Bullion Camp
Walker Lake
Laughland Lake
Kitikmeot Region
Kivalliq Region
450000
500000
550000
600000
650000
700000
7500000
7450000
7400000
7350000
FURY GOLD MINES LTD.
Committee Bay Property, Nunavut
Property Location
1:750,000
0 10 20 30 40
km
UTM NAD83 Zone 15
North Country Gold Corp.
Vancouver, BC

Graphic 7: Committee Bay Project Location and Claims

Access, Climate, Local Resources, Infrastructure and Physiography

The Committee Bay Project is accessed via fixed wing charter primarily through a 914 m, graded, esker airstrip at Hayes Camp, a permitted, seasonally prepared 1,580 m winter ice airstrip, which is constructed on the adjacent Sandspit Lake, or a 320m tundra airstrip at the Bullion Camp.

The Committee Bay Project is located in the Wager Bay Plateau Ecoregion of the Northern Arctic Ecozone (Marshall and Schutt, 1999). This ecoregion is classified as having a low arctic ecoclimate. Summers are short and cold, with mean daily temperatures above freezing only in July and August. Snow cover usually lasts from September to June, but it can fall during any month. Most of the lakes are icebound until approximately mid-July. Precipitation is moderate throughout the year, but drifting of snow in the winter can result in considerable localized accumulations, particularly on the sides of hills. Fog is often a problem near the coast and at higher elevations particularly during the late spring to early summer and the fall months.

There is no permanent infrastructure at the Committee Bay Project. The Company maintains four camps to support seasonal exploration campaigns in various portions of the Committee Bay Project, namely the Hayes Camp (100 person capacity), the Bullion Camp (20 to 40 person capacity), Crater Camp (40 person capacity) and the Ingot Camp (10 person capacity). A drill water system is maintained at the Three Bluffs site.

Geology, Mineralization and Deposit Types

The Committee Bay Project area, situated in the Churchill Structural Province, is underlain by Archean and Proterozoic rocks and extensively covered by Quaternary glacial drift. It comprises three distinct Archean sub-domains (Prince Albert Group, Northern Migmatite, and Walker Lake Intrusive Complex).

The Committee Bay Greenstone Belt (the “CBGB”), which hosts the gold occurrences discussed in the Committee Bay Report, is composed of Prince Albert Group rocks. These are bounded by the wide, northeast-striking Slave-Chantrey mylonite belt to the northwest and by the Amer and Wager Bay shear zones to the south. Two major fault systems, the northeast-striking Kellet fault and the northwest-striking Hayes River fault, intersect the central portion of the CBGB and cut the Prince Albert Group rocks. Gold occurrences in the CBGB appear to be spatially related to the major shear systems and their sub-structures indicating the potential for the re-mobilization of mineral-bearing fluids along these structures.

The regional strike of rock units in the West Laughland Lake area is generally north but shows a degree of variability. Units, generally vertically dipping in much of the CBGB, have a more moderate to shallow dip at Four Hills. Rocks generally strike northeast from Four Hills east to the Committee Bay Project. In the Hayes River area, the east-striking Walker Lake shear zone is the dominant structure. Dips in the Hayes River area are generally sub-vertical and there is evidence of flexural shear and silicification along lithological contacts between iron formation and talc-actinolite schist (meta-komatiite). Rocks of the Curtis River area, approximately 120 km northeast of the Hayes River area, strike northeast and dip sub-vertically.

The iron formations that host the Three Bluffs, Antler, Hayes, and Ledge gold occurrences have unique lithological associations with their contact rocks and do not appear to be stratigraphically equivalent.

Three low, rounded, rusty outcrops, called West, Central, and East, comprise the Three Bluffs gold occurrence. Gold mineralization is hosted in gossanous, predominantly oxide, silicate, and sulphide facies iron formations. Iron formation thicknesses range from 25 m to 30 m at the West Bluff to 55 m at the Central Bluff. The Three Bluffs iron formation maintains a thickness of 10 m for a minimum strike length of 1.8 km and is at least 55 m thick for 700 m. The iron formations are poorly banded to massive with locally shared, quartz-veined intervals of up to 3 m near lithological contacts. Chlorite and epidote alteration indicates either lower amphibolite grade metamorphism (epidote-amphibolite facies) or the result of retrograde greenschist facies metamorphism associated with gold deposition. Local mineralization, composed of disseminated pyrite and pyrrhotite, can occupy up to 50% of the rock volume.

History

Key historical events for the project are include: (i) in 1961 and 1967, mapping was done in the area by the Geological Survey of Canada (“GSC”); (ii) in 1970, King Resources Company conducted reconnaissance geological mapping and sampling in the Laughland Lake and Ellice Hills areas, with follow-up work including geophysics and detailed mapping, trenching, and sampling; (iii) in 1970, 1974, and 1976 Cominco Ltd. Carried out reconnaissance and detailed geological mapping, ground geophysics, and sampling in the Hayes River area; (iv) in 1971, the Aquitaine Company conducted airborne electromagnetic (‘EM”) and magnetometer surveys; (v) from 1972 to 1977, detailed re-mapping of the area was done by the GSC; (vi) in 1979, Urangesellschaft Canada Ltd. Carried out reconnaissance airborne radiometric surveys and prospecting for uranium in the Laughland Lake area; (vii) in 1986, Wollex carried out geological mapping and rock sampling in the West Laughland Lake area; (viii) in 1992, GSC conducted geological re-assessment of the mineral potential of the Prince Albert Group; (ix) in 1994, channel sampling carried out over the Three Bluffs area but the results were lost; (x) in 1996, Terraquest Ltd. Conducted a high-resolution airborne magnetometer survey; (xi) from 1997 to 1998, P.H. Thompson Geological Consulting Ltd. Conducted regional geological mapping in the Three Bluffs area; (xii) from 1999 to 2002: GSC conducted a multi-disciplinary study of the Committee Bay Greenstone Belt (“CBGB”); (xiii) from 1992 to 2012, North Country Gold and its predecessors Carried out prospecting, rock sampling, gridding, airborne and ground geophysics, geophysics, geological mapping, and reverse circulation and diamond drilling on several of the gold targets including Three Bluffs, Three Bluffs West, West Plains, Anuri, Inuk, Antler, and Hayes.

Older historical drilling (pre-2015) on the Project amounts to 68,269.98 metres drilled in 426 drill holes. Of the historical drilling, 351 drill holes comprising 58,575.56 m were completed at Three Bluffs and are the basis for the Three Bluffs Mineral Resource described below.

Committee Bay Sampling, Analyses and Data Verification

Committee Bay RAB Drilling QA/QC Disclosure

Intercepts were calculated using a minimum of a 0.25 g/t Au cut off at beginning and end of the intercept and allowing for no more than four consecutive samples (six metres) of less than 0.25 g/t Au.

Analytical samples were taken using 1/8 of each 5ft (1.52m) interval material (chips) and sent to ALS Global (“ALS”) Lab in Yellowknife, NWT and Vancouver, BC for preparation and then to ALS Lab in Vancouver, BC for analysis. All samples are assayed using 30g nominal weight fire assay with atomic absorption finish (Au-AA25) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Quality Assurance/Quality Control (“QA/QC”) programs using internal standard samples, field and lab duplicates and blanks indicate good accuracy and precision in a large majority of standards assayed.

Committee Bay Diamond Drilling QA/QC Disclosure

Intercepts were calculated using a minimum of a 0.25 g/t Au cut off at beginning and end of the intercept and allowing for no more than six consecutive metres of less than 0.25 g/t Au.

Analytical samples were taken by sawing NQ diameter core into equal halves on site and sending one of the halves to ALS Lab in Yellowknife, NWT for preparation and then to ALS Lab in Vancouver, BC for analysis. All samples are assayed using 50g nominal weight fire assay with atomic absorption finish (Au-AA26) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good accuracy. Due to the nuggety nature of mineralization encountered, the Company will be running additional analysis on duplicate samples to better understand the analytical precision.

True widths of mineralization are unknown based on current geometric understanding of the mineralized intervals.

Committee Bay Grabs QA/QC Disclosure:

Approximately 1 to 2kg of material was collected for analysis and sent to ALS Lab in Vancouver, BC for preparation and analysis. All samples are assayed using 50g nominal weight fire assay with atomic absorption finish (Au-AA26) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). QA/QC programs for 2018 rock grab samples using internal standard samples, lab duplicates, standards and blanks indicate good accuracy and precision in a large majority of standards assayed. Grab samples are selective in nature and cannot be considered as representative of the underlying mineralization.

Core arrives in camp at the end of each drill shift where geological technicians check and correct any downhole distance discrepancies. Technicians record core recovery, fracture density and orientation, magnetic susceptibility, and overall rock quality designation. Geological logging follows, comprising measurement and descriptions of geological units and the collection of semi- quantitative data such as the number of visible gold occurrences, volume percent sulphide minerals, volume percent of alteration minerals, volume percent vein quartz, etc. Sample intervals are then designated by the logging geologist focusing on sulphide bearing and/or silicified Intervals that are well bracketed by apparently unmineralized rock. Protocols limit sampling intervals between 0.75 m and 1 m in length with a minimum length of 0.3 m and a maximum length of 1.5 m so long as geological boundaries were honoured.

Drill core is digitally photographed and core samples are marked for sawing. Sampling intervals, geological boundaries, and a “saw line” are marked by the logging geologist and the core is sawed in half longitudinally by technicians. One half of the core is placed in a sample bag with a uniquely numbered tag and secured with plastic cable ties. Each batch of 20 field samples contain a blank and one of four commercial certified reference materials. The remaining half core is returned to the core box for reference. The majority of the reference core remains on-site except for chosen intervals which are taken to Edmonton, Alberta for display purposes. Individual sample bags are placed inside a larger bag which is closed with a security seal for shipment to the laboratory.

Assaying procedures are generally similar to those used in 2003, with some minor modifications. The standard aliquot size was increased to 2AT (58.32 g) and the samples were all analyzed using FA with a gravimetric finish. Selected samples, containing visible gold or which assayed greater than 20 g/t Au, are re-analyzed using metallic screen fire assay that include twin 2AT gravimetric assays of the fine fraction. A pulp from each sample is sent for standard 30 element ICP analysis using a three-acid digestion.

All the RAB and diamond drill core samples are analyzed at the ALS laboratory in Vancouver, BC, by fire assay of a 50 g sample followed by a gravimetric finish according to ALS lab code Au-GRA22 and by a multi-element inductively couple plasma atomic emission spectrometry or mass spectrometry (“ICP-AES/ICP-MS”) package following a four acid digestion of a one gram sample according to ALS lab code ME-MS61. Sample intervals with visible gold in core were assayed using a Screen Fire Assay method on a one kg sample according to ALS lab code Au-SCR24 where the entire sample is screened to 100 μm and firs assays are performed on a 50 g sample of <100 μm material and on the entire >100 μm material. The fire assay is calculated as a weighted average of the two fire assays.

In the Company’s view, the sample collection, preparation, analysis, transport, and security procedures at the Committee Bay Project are adequate for use in the estimation of mineral resources.

Mineral Processing and Metallurgical Testing

2003 Metallurgical Testing

Dawson Metallurgical Laboratories, Inc. of Salt Lake City, Utah, was commissioned in 2003 to conduct metallurgical tests on Three Bluffs mineralized material. Twelve drill core samples, eight high-grade and four low-grade, totaling approximately 20 kg were used. The mineralogical study reported the principal sulphide minerals as pyrrhotite with minor pyrite. No reference was made to any deleterious elements in the samples.

The test indicated that 92% gold recovery could be achieved with cyanidation but the presence of pyrrhotite would result in high cyanide consumption. RPA notes that these preliminary tests suggest gold at Three Bluffs can be recovered using conventional methods.

2008 Metallurgical Testing

Mineral processing test work comprising exploratory gravity concentration, cyanide leaching, and froth flotation studies was undertaken by Process Research Associates Ltd. (“PRA”) under the guidance of RPA. The sample used was a 110 kg composite of drill core samples from the 2007 exploration program with an average estimated grade of 4.3 g/t Au and 7.5% S.

Additional gravity recovery test work on Three Bluffs mineralization was performed by Knelson Research Technology Centre. An 18 kg sample, taken from a composite of coarse rejects sample material from 2007 drill core samples, was subjected to multi-pass testing utilizing a bench-scale enhanced gravity concentrator. The tests were designed to examine recovery trends for gold and gold-bearing sulphides.

Based on the composite sample tested it was expected that Three Bluffs mineralization could be processed by various standard beneficiation steps to recover approximately 93% of the gold. The limited metallurgical test work conducted to date suggests that the gold can be recovered by conventional means, a combination of gravity and flotation followed by cyanide leaching of the concentrate. The metallurgical test results indicated that a combination of gravity and flotation followed by cyanide leaching of the concentrate is likely the most suitable processing option.

2009 Metallurgical Testing

Follow-up work at PRA was then undertaken in April 2009 to look specifically at a flowsheet consisting of gravity recovery followed by cyanidation. These results were reported by PRA on May 6, 2009.

At a primary grind size P80 of 74 μm, gold was effectively extracted by gravity and flotation, with 96% of the gold recovered. In a single Locked-Cycle test, a gravity circuit recovery of 60.5% gold in 0.22% of mass, followed by a cleaner flotation recovery of 35.3% gold in 17.7% of the mass, was obtained. Thus, an overall gold recovery of 95.8% in 17.9% of the mass was shown to be possible. Flotation recovery without gravity scalping was also reasonably successful.

Flotation concentrate was subjected to cyanide leach test work. A total of eight concentrate leach tests were performed. A single whole ore cyanide leach test obtained 79.2% gold extraction after 48 hours and 94.6% after 72 hours.

Several issues were identified during metallurgical testing of samples, the largest issue lies with cyanide consumption. Cyanide consumption has been found to be extremely high at up to 0.2 kg/h, while leaching kinetics remain low. Another issue that has been identified is that gold bearing sulphides are not amenable to enhanced gravity separation, therefore batch concentration and not continuous gravity concentration should be utilized.

Based on the samples tested to date, Three Bluffs ore is generally considered to be relatively free-milling. Gravity concentration has been effective in recovering up to 60% of the gold. Much of the remaining gold can be effectively recovered by either flotation or cyanide leaching to produce an overall metallurgical recovery above 90%. RPA recommends further optimization and variability work on a greater variety of samples from the Three Bluffs property if further economic studies are conducted.

There has been no mineralogical processing and metallurgical testing since 2009.

2023 Committee Bay Mineral Resource Estimate

The mineral resources at the Committee Bay Project are estimated to be approximately 2.07 million tonnes of indicated mineral resources grading 7.85 g/t Au, containing 524,000 ounces of gold, and 2.93 million tonnes of inferred mineral resources grading 7.64 g/t Au, containing 720,000 ounces of gold as of September 11, 2023. Drilling at Three Bluffs subsequent to the Mineral Resource Estimation has been outside of the resource envelope focused on defining large extensions. Due to spacing, this drilling has no effect on the current Mineral Resource Estimate and the 2017 block model remains appropriate for the 2023 mineral resource calculation in the opinion of Mr. Turner. Mr. Turner acknowledges that some other parties may be using somewhat higher long-term gold price assumptions than were used for this estimate. A bulk density of 3.15 t/m3 was applied for estimation of tonnage. This value was derived from a total of 6,426 density determinations carried out on drill core from a variety of locations in the deposit.

The estimate was carried out using a block model method constrained by wireframe grade shell models, with Inverse Distance Cubed (“ID3”) weighting. Two sets of wireframes and block models were employed: one contemplated open pit mining and the other, underground mining. The block model grade interpolations were checked by (i) an inspection of the interpolated block grades in plan and section views and comparison to the composite grades, and (ii) through a statistical comparison of global block and composite mean grades. Inspection of the block grades in plan and section indicates that the grade estimation honours the drill hole grades reasonably well.

The reported mineral resources at calculated cut-off grades of 3.0 g/t Au for open pit mining and 4.0 g/t Au for underground mining based on the following assumptions:

●	Gold Sale Price: US$1,200/oz;
●	Process Recovery 93%;
●	Open Pit Mining Cost C$10.00/t;
●	Underground Mining Cost C$70.00/t;
●	Process + G&A Costs C$75.00/t; and
●	Exchange Rate 1.25 US$/C$.

To fulfill the resource status criteria requirements of “reasonable prospects for eventual economic extraction”, a pit shell analysis was run on the 0.5 g/t Au model to determine how much of the deposit could potentially be extracted using open pit methods. The analysis was done using Whittle software with very preliminary assumptions for pit slopes, metallurgical recovery, prices, and costs.

For this mineral resource the preliminary pit shell that was optimized in 2013 using a different gold price and cost assumptions (listed below) than those used to calculate the updated cut-off grade. Mr. Turner considers this approach reasonable given that the pit shell used to report open pit resources is conceptual and the relative difference between the underground and open-pit resource cut-off grades is negligible.

The following cost assumptions were used:

●	Gold Sale Price: US$1,500/oz;
●	Overall Pit Slope Angles: 50°;
●	Process Recovery 93%;
●	Mining Cost US$10.00/t; and
●	Process + G&A Costs US$60.00/t

Blocks from the open pit model captured within this shell were considered eligible for reporting as open pit resources. The same pit shell was applied to the underground model, except that blocks from this model were included in the resource only if they were outside of the shell.

Class	Type	Cut-off (g/t AU)	Tonnes (000 t)	Gold Grade (g/t Au)	Contained Gold (oz Au)
Indicated	Open Pit	3.0	1,760	7.72	437,000
Indicated	Underground	4.0	310	8.57	86,000
	Total		2,070	7.85	524,000
Inferred	Open Pit	3.0	590	7.57	144,000
Inferred	Underground	4.0	2,340	7.65	576,000
	Total		2,930	7.64	720,000

Table 10: 2023 Committee Bay Mineral Resources

Notes

1.

Mineral Resources are not Mineral Reserves as they do not have demonstrated economic viability, although, as per CIM requirements, the Mineral Resources reported above have been determined to have demonstrated reasonable prospects for eventual economic extraction.

2.

The Mineral Resources were estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions (2014) and Best Practices Guidelines (2019) prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council.

3.	The Mineral Resources Committee Bay Gold Project was initially reported in Ross (2017) – QP David A. Ross, M.Sc., P.Geo, effective date of May 31, 2017.

4.	The resources reported above are reviewed in detail within this Report and are accepted as current by the Qualified Person, Mr. Andrew J. Turner, B.Sc., P.Geol., of APEX Geoscience Ltd

5.

The Cutoff grades were determined using average block grade values within the estimation domains and an Au price of US$1,200/oz, and Process Recovery of 93%, Open Pit mining costs of C$10.00/t, Underground mining costs of C$70.00/t, Process and G&A costs of approximately C$75/t and an exchange rate of 1.25 US$/C$.

6.	A bulk density values value of 3.15 t/m3 was assigned based on available SG measurements.

7.	Differences may occur in totals due to rounding.

Exploration Program Recommendations

The following summarizes the work programs recommended by the authors of the 2023 Technical Report for the Committee Bay Project. The Phase 1 program is anticipated to include collection of 15,000 infill detailed till samples and 7,500 m of Diamond drilling along the shear zone sub-parallel to the Three Bluffs deposit. The Phase 1 program is estimated to cost approximately $5 million Details of the recommended Phase I program can be found below.

A Phase 2 exploration program will be drill intensive. An additional 10,000 – 15,000m of diamond drilling should be completed at the Three Bluffs deposit to explore the down dip potential of the limb mineralization as well as tying in the newly identified shear zone hosted mineralization with the ultimate goal of updating the Mineral Resource Estimate. An additional 10,000m of drilling should be allocated to regional targets defined from the Phase 1 program. The Phase 2 program is estimated to cost between $15 and $20 million. Details of the recommended Phase 2 program can be found below.

Phase 1
Type	Details	Cost Estimate (C$)
Labour	Staff Wages, Technical and Support Contractors	350,000
Assaying	Sampling and Analytical	150,000
Drilling	Three Bluffs Diamond Drilling (7,500 meters at $220/m)	1,650,000
Till Sampling	Detailed sampling program	120,000
Land Management	Consultants. Assessment Filing, Lease Payments	250,000
Community Relations	Community Tours, Outreach	30,000
Information Technology	Remote site communications and IT	35,000
Safety	Equipment, Training and Supplies	15,000
Expediting	Expediting (Rankin Inlet, Baker Lake, Churchill)	150,000
Camp Costs	Equipment, Maintenance, Food, Supplies	250,000
Freight and Transportation	Freight, Travel, Helicopter, Fixed Wing	450,000
Fuel		1,000,000
General and Administration		100,000
Sub-total		4,550,000
Contingency (10%)		455,000
Total		5,005,000

Phase 2
Type	Details	Cost Estimate (C$)
Labour	Staff Wages, Technical and Support Contractors	1,750,000
Drilling	20,000 – 25,000 m Diamond Drilling at Three Bluffs and regional	6,500,000
Assaying	Sampling and Analytical	750,000
Community Relations	Community Tours, Outreach	50,000
Information Technology	Remote site communications and IT	150,000
Safety	Equipment, Training and Supplies	75,000
Expediting	Expediting (Rankin Inlet, Baker Lake, Churchill)	550,000
Camp Costs	Equipment, Maintenance, Food, Supplies	1,250,000
Freight and Transportation	Freight, Travel, Helicopter, Fixed Wing	1,950,000
Fuel		2,750,000
General and Administration		400,000
Sub-total		16,175,000
Contingency (10%)		1,617,500
Total		17,792,500

Table 11: CommitteeBay Future Drilling Budget

2015 through 2021 Committee Bay Exploration by Fury

Since acquiring the Project, Fury Gold has completed a total of 47,194.47 m of RAB drilling in 271 drill holes as well as 14,006.28 m of diamond drilling as part of the Phase 1 recommendations detailed above. In addition to the drilling extensive regional and infill till geochemical campaigns, ground and airborne geophysical surveying as well as aerial drone surveying have been undertaken. The Company has incurred approximately $60M in expenditures exploring the Project. The Company views that the results from this exploration further support conclusions drawn in the Committee Bay Report and do not represent a material change to the Committee Bay Project. The Company intends to continue its exploration in accordance with the Phase 2 recommendations with the continued testing of regional drill targets and expansion drilling at the Three Bluffs deposit.

The Company did not undertake an exploration program at Committee Bay in 2022 in order to focus available resources on the exploration program in Quebec.

During 2018, the Company drilled approximately 10,000 m across several targets in the vicinity of the Three Bluffs deposit but away from known mineralization. Summarized results from this program are highlighted as follows:

●

Aiviq - 16 core and 7 RAB holes - The majority of the core drill holes intersected 20 - 40 meter widths of intense quartz veining and sulphidized banded iron formations. Results from the Aiviq core drill program include highlights of 13.5 m of 1.54 g/t gold (including 6 m of 3.3 g/t gold) 4.5 m of 2.93/t Au, and 1.5 m of 8.95/t Au;

●

Kalulik - 8 RAB holes - The 2018 drill program at Kalulik identified two separate gold-bearing hydrothermal systems, 4 km apart, that intersected broad zones of low-grade mineralization over 10 - 20 meter widths within sulphidized banded iron formations and associated quartz veining. These results include 21.34 m at 0.4 g/t gold and 16.76 m at 0.45 g/t gold; and,

●	Aarluk - 7 RAB holes - At the Aarluk prospect the best intercept was 3.05 m of 3.39 g/t gold, which was encountered in a weakly sulphidized banded iron formation.

During 2019, the Company followed up on the results from its 2018 program by completing the following:

●

Machine Learning - A total of twelve new targets were generated through unbiased processing of existing exploration data. Two of the targets overlapped with the Company’s geologist derived targets adjacent to the Aiviq and Kalulik discoveries;

●

Drill Program - A 2,700m diamond drill program at the Committee Bay Project targeted a combination of both machine learning and traditional geologist generated targets and drilled a new gold-bearing system along the regional fault zone that hosts the Aiviq and Kalulik systems. These results include 30 m of 0.67 g/t gold, including 1.5m of 5.03 g/t gold; and

●	IP Survey - A 27 line - kilometer induced polarization survey was conducted to identify both chargeability and conductivity targets along the Aiviq-Shamrock corridor.

The Company completed 2,587m of diamond drilling during a six-week field program in the third quarter of 2021. The drilling was focused on expanding the defined high-grade mineralization at the Raven prospect and testing the potential mineralization below the current resource at the Three Bluffs deposit.

Raven Prospect

The Raven prospect is located in the southwest third of the Committee Bay Gold Belt, approximately 50 km west of the Three Bluffs deposit. The prospect is situated along an 8km long shear zone where defined gold mineralization is strongly associated with arsenopyrite within sheared and altered gabbros as well as within quartz veins marking the contact between the gabbro and metasediments over a known strike length of approximately 1.2km. There have been 207 rock samples historically taken over the defined area of mineralization, with 30 samples returning values greater than 5 g/t gold with a peak value of 143 g/t gold. Importantly, only 1.2km of the 8km shear zone has been systematically explored to date.

The prospect has a total of nine historical drill holes totaling 1,670m with intercepts including 5.49m of 12.6 g/t gold, 2.84m of 31.1 g/t gold, and 5.38m of 2.99 g/t gold over a drilled strike length of 400m. Historical drilling at the prospect has defined a high-grade body of mineralization approximately 250m in length, with a 30-degree plunge to the east that is open along strike and down dip. Highlights include drill intercepts of 9.18 g/t gold (Au) over 1.5 metres (m) and 7.30 g/t Au over 1.0m in drill hole 21RV-012 and 0.88 g/t Au over 8.00m in drill hole 21RV-011 as well as rock grab results of up to 32.90 g/t Au from a newly identified gold mineralized outcrop 150m to the south of the Raven structure that was drilled in this program.

The reported intercepts have extended mineralization 160m down dip and 70m along strike from historical drilling at Raven. These results paired with the identification of a previously untested gold mineralized structure clearly indicate the significance of the Raven structure and shear zones in general, as exploration targets along the belt. Additional till sampling was completed at the Raven prospect to explore the entire length of the 8km shear zone to define new targets. The sampling has identified high-grade gold mineralization 150m south of the main Raven showing along an undrilled structure at the edge of an 8km long regional shear zone. Seven rock grab samples from outcrop returned results above 10 g/t Au with a peak of 32.9 g/t Au. Gold and arsenic in till now define a coherent 1,400m by 500m anomaly at Raven.

Three Bluffs Deposit

The Three Bluffs deposit contains a high-grade resource defined by 525,000oz at 7.85 g/t gold in the indicated category and 720,000oz at 7.64 g/t gold in the inferred category. The deposit is characterized by gold mineralization hosted within a folded, silicified, and sulphidized banded iron formation. The anticline that defines the deposit has a strike length of approximately 4km and has been drilled from 150m to 650m vertical depth and is open down dip. High-grade mineralization at the deposit is associated with high conductivity responses due to the intense sulphidation of the banded iron formation as evidenced in the hinge zone of the anticline.

Fury Gold's primary target for 2021 at the Three Bluffs deposit was a conductive body that measures 600m by 200m at a vertical depth of between 300m and 500m. The target is down dip from high grade mineralization within the limbs of the anticline and is offsetting the following intersections: 5m of 40.6 g/t gold, 5.3m of 29.03 g/t gold, 11m of 16.23 g/t gold, 5m of 15.2 g/t gold, 2m of 21.81 g/t gold, and 2m of 19.38 g/t gold. The Company completed a single drill hole that intersected 10.0m of 13.93 g/t Au, 3.0m of 18.67 g/t Au and 1.0m of 23.2 g/t Au. These intercepts are associated with a deformation zone within a meta-sediment unit that is underexplored at Three Bluffs.

Graphic 8: Three Bluffs Drilling - Long Section

2022 and 2023 Committee Bay Project Exploration Program

The Company did not undertake an exploration program in 2022 and 2023 in order to focus all resources on the Quebec programs. However all claims were and are maintained in good standing.

2024 Committee Bay Project Exploration Program

The 2024 exploration program prioritized follow-up and infill sampling of highly anomalous regional gold-in-till samples with unidentified sources. The exploration model focused on regional shear zones proximal to favourable lithologies such as iron formation and ultramafic lithologies.

Three drill targets have now been determined:

1.	Three Bluffs Shear, where drilling in 2021 intercepted 13.93 g/t Au over 10 metres (m) (see news release dated December 1, 2021);

2.	Raven Shear where 7 rock samples have averaged 16.12 g/t gold; and

3.	Burro West where a 300 by 300 m discrete >90th percentile gold in till anomaly has been defined with a peak value of 50 ppb gold.

The program resulted in the collection of 546 infill till samples from two detailed grids, Burro West and Aarluk East, and 69 rock samples from 5 targets.

The 2024 mapping and rock sampling focused on shear zones proximal to and sub-parallel to favourable lithologies for gold mineralization within the Committee Bay Greenstone Belt with samples being collected at Three Bluffs, Raven, Burro, Aarluk East and Aarluk West.

The mapping and rock sampling at Three Bluffs was able to confirm the continuity of the interpreted shear zone that is sub-parallel to the Three Bluffs iron formation to the east of the reported 2021 intercept of 13.93 g/t gold over 10 m from drill hole 21TB152 (see news release dated December 1st, 2021). The reported 2021 intercept was a 120 m step out from the defined high-grade Three Bluffs gold deposit which on its own demonstrates the potential to meaningfully expand the known resource. The mapped continuation of this sub-parallel shear zone to the east trends into an area where there is no historic drilling providing an excellent near deposit drill target.

At Raven rock sampling and mapping has identified a mineralized sub parallel shear zone to the south of the main Raven showing where the average grade from seven rock samples collected is 16.12 g/t gold. The extensions along strike of the Raven south shear zone are obscured by glacial till deposits however, the average grade from outcrop sampling and prevalence of visible gold observed in the limited outcrop are encouraging and warrant drilling.

Infill till sampling at the Burro West target has identified a robust multi point +90th percentile approximately 300 x 300 m gold in till anomaly. The Burro West anomaly is spatially associated with a break in the regional magnetics data which is interpreted as a sheared contact between mafic volcanics and ultramafic lithologies. Additionally, the highest gold value returned from all the 2024 infill till samples is located at the SW corner of the Burro West grid and remains open.

The Aarluk East grid returned several intriguing moderate isolated gold in till anomalies associated with interpreted regional structures that require additional mapping work to potentially advance to the drill ready stage.

2025 Committee Bay Project Exploration Program

The 2025 exploration program included six diamond drill holes totaling approximately 2,778 meters. Four of these holes, covering 2,041 meters, targeted the expansion of the Three Bluffs Shear Zone and incepted gold mineralization over 315 meters of strike, with mineralized widths up to 19.5 meters. Notably, one interval included 5.73 grams per tonne gold over 3.0 meters within a broader 19.5-meter zone averaging 1.18 g/t gold The other two holes, totalling 737 meters, focused on the southern contact of the Raven Shear Zone, an 8-kilometer-long structure with historical drill intercepts of up to 12.60 g/t gold over 5.49 meters and 31.1 g/t gold across 2.8 meters, with gold mineralization mapped over 1.4 km. One of these, Hole 25RV015, a 330-meter step-out, intersected 4.59 g/t gold over 1.5 meters.

Three Bluffs resource estimations were completed by APEX Geoscience Ltd. (“APEX”) (see the Technical Report on the Committee Bay Project, Nunavut Territory, Canada, dated September 11, 2023, and filed under Fury’s SEDAR+ profile). It supersedes all previous Committee Bay technical reports.

The Company expects to incur approximately $160,000 in annual mineral claims holding costs in 2026, in order to keep the property in good standing. The same amount was paid during the year ended December 31, 2025, in respect of these mineral claims.

Éléonore South Property, Québec, Canada

2024 Technical Report

The following disclosure relating to the Éléonore South project is based on information derived from the technical report on the Éléonore South Project entitled “Technical Report on the Éléonore South Project, Quebec, Canada” prepared by Mrs. Valerie Doyon, the Company’s Senior Project Geologist with an effective date of March 31, 2024 (the “Éléonore South Technical Report”) Reference should be made to the full text of the Éléonore South Technical Report, which is available electronically on the SEDAR+ website at www.sedarplus.ca under our SEDAR profile, filed on March 31, 2025, as the Éléonore South Project contains additional assumptions, qualifications, references, reliance and procedures which are not fully described herein. Mrs. Doyon is a technically “qualified person” as defined by NI 43-101. All information of a scientific or technical nature contained below and provided after the date of the Éléonore South Report has been reviewed and approved by Mrs. Valerie Doyon. The Éléonore South Project was only determined to be a material property in 2025.

Location and Size

The 100% indirectly owned Éléonore South Project is an exploration stage project comprised of 282 claims, totaling 14,760 hectares (ha). Located in 1:50,000 scale NTS map sheets 33B12 and 33C09, approximately 200 km east of the Cree community of Wemindji, 330 km northwest of the town of Chibougamau and 800 km north of Montreal. The property is accessible, year-round, by either the James Bay Highway or Route du Nord and is located 100 km north of Nemaska, serviced by commercial flights twice per week. The centre of the property is located at approximately 75.98 degrees longitude west and 52.58 degrees latitude north.

The Éléonore South project is located north of the 52nd parallel (52ºN) and as such is subject to the provisions of the James Bay and Northern Quebec Agreement (1975), and the Paix des Braves Agreement (2002). The Project falls within the Eeyou Istchee Territory and straddles the boundary between the Cree Nations of Wemindji and Eastmain, including trap lines held by Angus Mayappo and Roderick Mayappo (tallyman).

The Éléonore South project is located on Category III lands, as established under the James Bay and Northern Quebec Agreement. Category III lands are administered by the province of Quebec, and they do not have any substantial restrictions on mineral exploration. A notice of work must be forwarded to the Wemindji and Eastmain Communities and the tallyman prior to initiating exploration activities. The Project straddles the traditional territories of the Cree Nations of Wemindji and Eastmain (Figure 1) and lies on traplines VC-29, VC-35 and VC-36.

The figure below presents property location and claims comprising the Éléonore South Project:

Legend
Royalty Free Eleonore South Claims
Royalty Bearing Eleonore South Claims
Access Road
Powerlines
Traplines
Eleonore Mine
Eleonore South
Cree Nation of Wemindji
Cheechoo Deposit
Cree Nation of Eastmain
Sources: Esri, HERE, Garmin, USGS, Intermap, INCREMENT P, NRCan, Esri Japan, METI, Esri China (Hong Kong), Esri Korea, Esri (Thailand), NGCC, (c) OpenStreetMap contributors, and the GIS User Community
FURY GOLD MINES LIMITED
Eleonore South Property
James Bay Region, Quebec
N
0 1 2 3 4 5
km
1:75,000
April 20, 2024

Graphic 9: Éléonore South Project Location and Claims

The Éléonore South property is strategically located in an area of prolific gold mineralization within the Eeyou Istchee James Bay gold camp and is locally defined by Newmont’s Éléonore mine and Sirios Resources’ Cheechoo deposit. The property has been explored over the last 12 years by the joint venture focused on the extension of the Cheechoo deposit mineralization within the portion of the Cheechoo Tonalite on the joint venture ground. Approximately 27,000 m of drilling in 172 drill holes, covering only a small proportion of the property at the Moni and JT prospects has been completed. Notable drill intercepts include 53.25 m of 4.22 g/t gold (Au); 6.0 m of 49.50 g/t Au including 1.0 m of 294 g/t Au and 23.8 m of 3.08 g/t Au including 1.5 m of 27.80 g/t Au.

In December 2020, Fury Gold announced the recognition of a large-scale gold in till anomaly on the Éléonore South property through a review of historical datasets. This target had not been drill tested. In September 2021 the ESJV initiated a field program designed to refine the broad geochemical anomaly into discrete targets for further follow up and eventual drill testing. Additionally, a regional survey was completed on the southern third of the property where no historical systematic sampling had been completed.

During the third quarter of 2022 an orientation biogeochemical sampling survey was completed over a buried fold hinge target interpreted to be hosted within the same sedimentary rock package as Newmont's Éléonore mine. A total of 641 biogeochemical samples were collected. In addition to the biogeochemical orientation survey the Company completed a rock sampling program within the nine discrete gold in soil anomalies identified from the 2021 field work. The nine discrete gold in till anomalies are centered on an east-west structural corridor that separates intrusives to the south and sediments to the north. The importance of this new structural framework is that the newly defined gold in till anomalies are located along deep-rooted structures clearly visible in the geophysical data. Based on the elemental associations observed of gold with arsenic, bismuth and tungsten, in both the historical and infill sampling the most likely style of mineralization to be encountered in the nine targets will be the Cheechoo style observed at the JT and Moni showings.

Access, Climate, Local Resources, Infrastructure and Physiography

The Éléonore South project is located in the Eeyou Istchee James Bay Territory of Northern Quebec, approximately 200 km east of the Cree community of Wemindji, 330 km northwest of the town of Chibougamau and 800 km north of Montreal (NTS Map sheet 33B12 and 33C09). The Project is 15 km southeast of Newmont Corporation’s Éléonore Mine (Figure 1). The Éléonore South project s accessible, year-round, by either the James Bay Highway or Route du Nord and is located 100 km north of Nemaska, serviced by commercial flights twice per week.

The Éléonore South project is accessible, year-round through a combination of the Billy Diamond (James Bay) Highway, the Route du Nord and Hydro-Quebec’s Sarcelle road. Sirios Resources has constructed a resource access road which leads to the Cheechoo Deposit within the Cheechoo Tonalite along the central east portion of the Property. Éléonore South is located 100 km north of Nemaska, serviced by commercial flights twice per week.

Fury, through its Eastmain subsidiary, maintains a 20-person camp to support exploration activities at the Éléonore South project. The hydroelectric power line that feeds Newmont’s Éléonore Mine transects the Éléonore South property (Figure 1). Newmont’s Éléonore mine complex, including a private airport are located 15 km to the northwest. Necessities such as skilled labour and specialized equipment are sourced from Val-d’Or or Chibougamau. Many services are now available through numerous Cree owned businesses and partnerships in Wemindji, Eastmain and Nemaska.

The Éléonore South project is located within the Canadian Shield and is characterized by many lakes, swamps, rivers, and low-lying terrain. The Property is bordered to the west by the Opinaca Reservoir. The Gipouloux River flows westward through the northern portion of the Property. The Éléonore South project is located in the boreal forest where forest fires are common. Vegetation is typical of taiga, including areas dominated by sparse black spruce, birch, and poplar forests, in addition to large areas of peat bog devoid of trees.

Overburden is typically 3 to 4 m thick, with the exception of isolated areas where overburden thickness can reach 20 m. Numerous glacial eskers often reaching tens of km in length can be seen of satellite images. Rock outcrops are sparse due to the abundance of quaternary deposits and swamps. The topography of the area is subdued and characterized dominantly by lowlands, with few hills that attain elevations up to 300 m above sea level.

Geology, Mineralization and Deposit Types

The Éléonore South property is in the northeastern part of the Archean Superior Province (4.3-2.6 Ga; Percival et al., 2012), in a region comprising both the La Grande and Opinaca Subprovinces. Both subprovinces were largely constructed and metamorphosed during a series of micro-continent collisions formerly known as the “Kenoran Orogeny” (ca. 2,720-2,660 Ma; Card, 1990; Percival et al., 2012). The property is entirely enclosed in the southwestern part of the La Grande Subprovince known as the Eastmain River domain at proximity of the boundary with the Opinaca Subprovince. This proximity with the Opinaca boundary is considered highly prospective for various types of gold mineralization along both north and south portions of the contact exemplified by the Éléonore and Eastmain mines, and several exploration projects such as Corvet Est, Poste Lemoyne and La Grande Sud.

The Éléonore South property is characterized by the widespread presence of metasedimentary rocks and felsic intrusions. The northern part of the main block consists almost exclusively of the LGSP Low Formation (which has in the past been attributed to the OPSP). The Low Formation comprises essentially variably recrystallized tubiditic biotite meta-wacke along with minor aluminous porphyroblasts bearing meta-pelite bands, conglomerates and iron formations. Its deposition is poorly constrained due to a complex history resulting in apparently conflicting dates. The Ell Lake diorite (2,706±2 Ma, Fontaine et al., 2017) intrudes the sediments, setting a local minimum age for consolidation, while sedimentation is locally thought to have kept going well after 2,700 Ma (Bandyayera et al., 2010; Ravenelle, 2013). However, some parts were deposited as early as shortly after 2,714 Ma. (Bandyayera et al., 2010) The sediments were therefore likely deposited in a tectonically active basin with magma intruding barely consolidated sedimentary rocks, while some parts were still sedimenting. Proximity and similarity in composition and chronology suggest that the Low Formation could represent a more proximal lower grade extension of the Laguiche basin (OPSP).

Two distinct styles of mineralization have been identified to date; structurally controlled quartz veins hosted within sedimentary rocks similar to the high-grade mineralization observed at the Éléonore Mine; and intrusion-related disseminated gold mineralization similar to that seen at the low-grade bulk tonnage Cheechoo deposit with higher grade potential as seen at the JT and Moni Prospects on the project.

Property History

Regional exploration in the James Bay region of Québec began in the 1970s in anticipation of flooding related to the James Bay hydroelectric development. Early work by the Société de Développement de la Baie James included regional geological mapping, lake sediment surveys, and airborne geophysical surveys to evaluate mineral potential. Additional geological compilations and reconnaissance mapping programs were conducted by the Québec government through the Ministère des Ressources naturelles et de la Faune between the 1970s and early 2000s, establishing the regional geological framework of the area.

In 2003, Azimut Exploration Inc. acquired the Opinaca C property through map designation, consisting of 99 claims. Following the discovery of the nearby Roberto gold deposit in 2004 by Virginia Gold Mines, located approximately 15 km north of the project, Azimut expanded its land position to 166 claims.

In 2005, Azimut entered into an option agreement with Eastmain Resources Inc. whereby Eastmain could earn a 50% interest in the property through exploration expenditures and staged payments. Initial exploration programs included airborne VTEM electromagnetic and magnetic surveys, regional soil geochemical sampling, prospecting, and geological mapping. These programs identified significant gold–arsenic soil anomalies and alteration assemblages comparable to those associated with the Roberto deposit.

In 2006, Azimut, Eastmain, and Goldcorp entered into a three-party joint venture agreement and consolidated their respective claims to form the Éléonore South property, comprising 282 claims. Eastmain was appointed operator of the project. Extensive exploration programs were completed during 2006, including grid cutting, regional soil sampling, trenching, prospecting, and airborne geophysical surveys. Several kilometre-scale gold–arsenic anomalies were identified, and trenching confirmed the presence of gold mineralization at several locations including the JT and WB prospects.

Between 2007 and 2010, exploration activities focused on geophysical surveys, trenching, and diamond drilling. Induced polarization surveys identified conductive structures interpreted as major shear zones. Initial drilling programs intersected multiple zones of anomalous gold mineralization at the JT and WB prospects, including intervals exceeding 1 g/t Au and locally higher-grade values. These results confirmed the presence of structurally controlled gold mineralization associated with metasedimentary host rocks.

Exploration activities continued intermittently between 2012 and 2016 and included airborne LiDAR surveys and prospecting programs designed to refine structural interpretations and evaluate geochemical anomalies. In 2016, Azimut identified the Moni Prospect east of the JT showing during a prospecting program that returned high-grade gold values in pegmatite and tonalite units. Subsequent drilling campaigns completed in 2016 and 2017 confirmed widespread gold mineralization within the Moni area and along the extension of the nearby Cheechoo deposit.

In 2018, additional trenching, till sampling, and diamond drilling programs were conducted to further evaluate the Moni Prospect, the Cheechoo southwest extension, and other geophysical and geochemical targets across the property. Drilling returned numerous gold-bearing intervals, including locally high-grade intersections.

To date, exploration programs have included airborne and ground geophysics, soil and till geochemical surveys, geological mapping, trenching, and extensive diamond drilling. A total of approximately 37,816 m of drilling in 164 drill holes has been completed on the property. Drilling has defined two principal mineralized trends along the Moni–JT corridor, including the Moni zone (approximately 2,000 m by 750 m) and the JT zone (approximately 1,200 m by 500 m). Mineralization is interpreted to represent an intrusion-related gold system comparable to the nearby Cheechoo deposit and is characterized by broad zones of lower-grade mineralization hosting locally higher-grade quartz vein stockworks.

Royalties

116 of the claims of the Éléonore South project are subject to an escalating Net Smelter Royalty (NSR) held by Osisko Royalties (Osisko Royalty). The Osisko Royalty is tied to overall production from these claims as well as from the Éléonore Mine property claims held by Newmont Corporation. The royalty amounts to 2% on the first 3 Moz of gold production and tops out at 3.5% after 8 Moz Au production. The royalty increases by 10% for gold prices above US$550/oz Au – again topping out at 3.5%. The remaining 166 claims are free of any royalty.

Sampling, Analyses and Data Verification

Method of analysis varied since the beginning of the project. QC protocols were established in 2008 and carried through with minor refinements.

Quality Control (QC) samples were introduced into the sample stream at a rate of 4% for both blank samples and CRM samples. Fury increases this rate to 5% and add field duplicates in the form of quarter sawn core samples introduced into the sample stream at a rate of 1 in 50 samples.

Core recovery is generally very good to excellent, allowing for representative samples to be taken and accurate analyses to be performed. Half-core samples, 0.5 m to 1.5 m long, were taken. The core was sampled along the entire length of each hole. Samples intervals were recorded with red grease pencil on the drill core during logging. Each sample was assigned a laboratory sample number for analytical purposes.

The sample is split along the cutting line and starting and stopping at the marked red arrows on the core. Place one half of the core in the bag and place the other half back in the core box with the cut face upwards. He/she is to place the sample end pieces (the core marked with red arrows) cut face side up, with the arrows pointing in the appropriate direction.

Samples with native gold were identified. This was to make sure the core cutting blade was cleaned before and after each of these mineralized samples by cutting through a concrete block.

Split core samples were placed in fiber rice bags in batches and labelled for shipment to ALS laboratories (ISO/IEC 17025:2017 and ISO 9001:2015 accredited facility) for preparation and analysis. These sacks were sealed with cable ties and fiber tape and shipped by commercial transport companies directly to the lab. A control file, the laboratory sample dispatch form, includes the sample-bag numbers in each shipment. The laboratory sample dispatch form accompanies the sample shipment and is used to control and monitor the shipment. The lab sends a confirmation email with detail of samples received upon delivery.

In the opinion of The Author, the logging, sampling, assaying, and chain of custody protocols practiced through the history of the Project meet or exceed industry standards. The drill programs have been configured and carried out in a manner that is appropriate for the geometry of the known mineralization. Drill holes are oriented perpendicular to strike and aimed to intersect the zones at an angle generally greater than 45°. As such, the samples should be representative of the mineralization as it is presently known.

The Author has reviewed the QC reports and files, as well as the laboratory procedures undertaken and conclude that the QC program for the Project is sufficient to support the current level of exploration. QC sample failures were dealt with on a case-by-case basis and were documented with commentary in the Dispatch Returns table within the database.

The Author has been involved in all exploration programs on the Project since 2020 and was last on-site August 2024.

Comprehensive data verification was performed by Fury Gold Mines. These included checks against original data sources, standard database checks such as from/to errors and basic visual checks for discrepancies with respect to topography and drillhole deviations.

The Author has been personally involved in the integration and merging of the historical drill data into the current database. This work included relogging of historical holes to provide consistency of logging codes across all generations of drilling, as well as spot checks of drill core versus drill logs to verify the geologic model. During this process sample intervals were verified. Lastly, the assay database was compared to original assay certificates. No errors were found within the geologic or assay databases.

Mineral Processing and Metallurgical Testing

There has been no metallurgical testing completed on the Éléonore South project.

Mineral Resource Estimates

There are no Mineral Resource Estimates for the Éléonore South Project.

2024 Éléonore South Exploration Program

Biochemical Sampling

A biogeochemical sampling survey designed to target an interpreted fold nose within the Low Formation sediments in an area where conventional soil or till sampling was not possible due to the ground conditions was completed in the summer of 2024. The targeted area exhibited similar geological, geophysical, and structural characteristics to those present at the nearby Éléonore Mine. Six priority drill targets across over 3 km of prospective folded sedimentary stratigraphy have been identified. These six targets encompass multi point gold anomalies above the 90th percentile of the data and correlate with moderate pathfinder elemental anomalies, most notably arsenic which is associated with gold mineralization at the Éléonore Mine.

Drilling

In winter 2024, Fury carried out a drilling campaign to focus on Moni Trend structural corridors and following up on previous drill intercepts of 53.25 m of 4.22 g/t Au; 6.2 m of 14.7 g/t Au and 23.8 m of 3.08 g/t Au (figure 6). In total, 2,331 m of were drilled in 7 holes. A total of 1,704 core samples were sent to the lab to be tested for gold. The drilling campaign work area was 2,500 m east-west by 800 m north-south. Most holes were drilled at 320 degrees azimuth and one at 140 degrees and one through north. All holes dip at -50 degrees.

The holes intersected broad gold zone with local gold peak value. The hole 24ES-161 intersected 0.44 g/t gold over 137.5 m (Table 13) including 9.7 g/t over 1.5 and 8.33 g/t gold over 8.33 g/t (Table 14). The hole 24ES-162 intersected 0.5 g/t gold over 115.5 m. The 2024 Fury drilling campaign show the continuity at depth of the mineralized zone in the Cheechoo Tonalite.

The Éléonore South project is an early-stage exploration project with limited previous drilling and sampling completed. The drilling completed to date has confirmed the presence of a Reduced Intrusion Related Gold System (RIRGS) within the southern portion of the Cheechoo Tonalite. Additionally, surface work completed by Fury has identified several gold in soil anomalies and biogeochemical anomalies which all require additional follow up work.

Éléonore South Future Exploration

Future exploration efforts should focus on the high-grade gold potential of the Cheechoo tonalite while also continuing to advance the identified gold in soil and biogeochemical anomalies to the drill ready stage.  The recommended Phase 1 work program consists of a 5,000 – 6,000 m drilling program targeting the robust Eleonore style gold targets identified through the biogeochemical sampling program. The Phase 1 program is estimated to cost approximately $3.1 million, shown in the table below.

The Phase 2 exploration program will be drill intensive. An additional 10,000 – 20,000 m of diamond and reverse circulation drilling should be completed to follow up on the results from the phase 1 program as well as within the Cheechoo Tonalite to determine if sufficient continuity of gold mineralization is present to prepare a maiden mineral resource estimate. The Phase 2 program is estimated to cost between $7.5 and $10 million, as shown below.

Phase 1
Type	Details	Cost Estimate (C$)
Labour	Staff Wages, Technical and Support Contractors	500,000
Assaying	Sampling and Analytical	400,000
Drilling	Diamond Drilling (5,000m at $150/m)	750,000
Land Management	Consultants. Assessment Filing, Claim maintenance	5,000
Community Relations	Community Tours, Outreach	10,000
Information Technology	Remote site communications and IT	5,000
Safety	Equipment, Training and Supplies	5,000
Expediting	Expediting	7,500
Camp Costs	Equipment, Maintenance, Food, Supplies	200,000
Freight and Transportation	Freight, Travel, Helicopter	600,000
Fuel		250,000
General and Administration		100,000
Sub-total		2,873,500
Contingency (10%)		287,350
Total		3,121,250

Phase 2
Type	Details	Cost Estimate (C$)
Labour	Staff Wages, Technical and Support Contractors	1,250,000
Drilling	Diamond Drilling (10,000 - 20,000m)	2,000,000
Assaying	Sampling and Analytical	1,000,000
Community Relations	Community Tours, Outreach	25,000
Information Technology	Remote site communications and IT	10,000
Safety	Equipment, Training and Supplies	125,000
Expediting	Expediting	150,000
Camp Costs	Equipment, Maintenance, Food, Supplies	550,000
Freight and Transportation	Fright, Travel, Helicopter	1,500,000
Fuel		600,000
General and Administration		250,000
Sub-total		7,460,000
Contingency (10%)		746,500
Total		8,206,000

Table 12: Éléonore South Future Exploration Budget

The Company expects to incur approximately $35,000 annually in project maintenance costs, including certain mineral claims payments, in order to keep the properties in good standing in 2025.

2024 Éléonore South Project Exploration

The Spring 2024 drilling program resulted in 2,331.4 metres (m) completed in seven diamond drill holes testing 2.3 kilometres (km) of strike along the JT – Moni Trend. The drilling targeted 100 to 125 m downdip extensions from historical drilling. All seven drill holes intercepted anomalous gold mineralization, including 137.5 m of 0.44 g/t gold and 18.7 m of 0.97 g/t from drill hole 24ES-161, 115.5 m of 0.50 g/t gold from drill hole 24ES-162 and, 28.0 m of 0.47 g/t gold from drill hole 24ES-160.

During the summer of 2024 the Company carried out a limited prospecting program targeting multiple lepidolite and spodumene bearing pegmatite outcrops within the western claim block at the Éléonore South project. The outcrop sampling program targeted the historical Fliszar showing lepidolite bearing pegmatite as well as new rock exposures over an area of approximately 1000 x 500 metres (m) resulting in the collection of 34 samples. Seven samples returned high-grade values above 1.75% lithium oxide (Li2O) with a peak value of 4.67% Li2O.

The Company finalized drill targeting after completing a surficial geochemical survey at the Éléonore South project. Six priority drill targets across over 3 kilometres (km) of prospective folded sedimentary stratigraphy have been identified. These six targets encompass multi point gold anomalies above the 90th percentile of the data and correlate with moderate pathfinder elemental anomalies, most notably arsenic, which is associated with gold mineralization at the Éléonore Mine.

On February 3, 2025, the Company announced the commencement of a diamond drilling program on the greenfield exploration Éléonore South gold project located in the Eeyou Istchee Territory in the James Bay region of Northern Quebec. Drilling targeted robust multi-faceted geological, geophysical, and geochemical gold anomalies within the same sedimentary rock package that hosts the Éléonore Mine. The fully funded first phase drilling campaign comprised approximately 4,000 – 6,000 metres (m) targeting an interpreted fold nose within the Low Formation sediments. Within the prospective folded stratigraphy were six undrilled priority targets spanning over 3 kilometres (km) of strike length that had been identified through a combination of biogeochemical sampling and interpretation of magnetics and electromagnetics survey data. The first phase of drilling was focused within a northwest-southeast structural corridor where a strong correlation between anomalous gold, stratigraphy, and structure had been identified. The drill targets occurred in a structurally complex setting with little to no outcrop exposure and the targeting model evolved with each hole drilled. The Company planned to complete approximately 15 of the 77 permitted drill holes as part of the first phase of drilling and guided additional drilling based on the results and observations from this phase.

On June 16, 2025, the Company announced the results of the Spring 2025 diamond drilling program. The first phase of drilling targeted axial planar structures within the core of a fold within the prospective Low Formation sediments. The program comprised 12 diamond drill holes totaling approximately 4,930 m of drilling within a 2x3 km target area. Four of the twelve drill holes intercepted low-grade gold mineralization across widths of up to 5 m with up to five zones in a single drill hole (25ES-170). The low-grade gold mineralization intercepted lies within an east-west, steeply southerly dipping structural corridor with quartz veining and associated strong, broad zones of carbonate + silica + tourmaline +/- diopside alteration. The structural corridor is interpreted to be an axial planar feature related to broad regional scale folding within the favourable Low Formation sedimentary package. Gold is associated with bismuth and tellurium within altered bedded wackes and argillites of the Low Formation.

The first phase of drilling did not intercept arsenopyrite, which is a primary indicator of gold mineralization at the Éléonore Mine. Moderate arsenic anomalism was used in the targeting of the initial drilling in order to filter out the high background arsenic in the regional sedimentary package. Future drilling will target moderate to high arsenic anomalism with associated gold anomalism within the identified structural corridor in order to filter out the right concentration of arsenic associated with mineralization and not primary arsenic associated with lithology.

In addition to the Éléonore style biogeochemical targets, several gold in-till anomalies remain undrilled throughout the project. These gold in-till anomalies have similar geological and geochemical characteristics to the Cheechoo style of mineralization.

The Company expects to incur approximately $35 annually in project maintenance costs, including certain mineral claims payments, in order to keep the properties in good standing in 2025. No additional work is planned for 2025. The Company is reviewing targets and priorities for 2026.

Sakami Property, Québec, Canada

2025 Technical Report

Disclosure herein is substantially derived from a Sakami Project Technical Report entitled Initial Mineral Resource Estimate for the Sakami Project, Eeyou Istchee Territory, James Bay Region of Quebec, Canada” which is dated January 21, 2026, has an effective date of November 11, 2025 authored by  Olivier Vadnai-Leblanc, P. Geo., Geologist with SGS Geological Services.

Property Description, Location

The Sakami Project was acquired in 2025 and is located in the Eeyou Istchee James Bay Territory of Northern Quebec, approximately 130 km southeast of the closest town of Radisson and 600 km north of Matagami. It is located in the James Bay gold mining camp where the Éléonore gold mine is operated by Dhilmar. The Property consists of several peninsulas and islands in the centre of the Sakami Reservoir.

The approximate centre of the Sakami Project is located at Universal Transverse Mercator (UTM) coordinates 5,895,800 m N and 375,800 m E (NAD 83, Zone 18N). The approximate UTM coordinates for the centre of the currently defined Sakami deposit are 5,894,000 m N and 374,500 m E. It is located within National Topographic System (NTS) 1:50,000 scale map-areas; 33F02, 33F03, and 33F07. The Sakami Project consists of a block of 281 contiguous map-designated claims covering 14,250 ha, (100% owned by Fury Gold Mines Limited

The claims are in good standing as of the effective date of this AIF. The technical report lists all the claims along with the relevant tenure information, including their designation number, registration and expiry dates, area, assessment work credits and work requirements for renewal. The boundaries of the claims have not been legally surveyed. The mineral rights exclude surface rights, which belong to the Quebec government.

Geology and Mineralization

The Sakami Project straddles the contact between the La Grande and Opinaca subprovinces (Figure 7-1). In 1998 and 1999, several gold showings were discovered by Matamec on the western shore of Sakami Reservoir (Lamarche and Lavallée, 1998; Beauregard and Gaudreault, 1999) within the contact zone between the volcanic rocks of the Yasinski Group (La Grande Subprovince) and the sedimentary rocks of the Laguiche Group (Opinaca Subprovince).

Location of the Project with Regional Geology

Local Geology

Graphic 10: Sakami Local Geology

Several mineralized areas hosting variable gold grades are known to exist throughout the Sakami Project and have been the focus of exploration work.

La Pointe Deposit and La Pointe Extension

Exploration work carried out to date on the La Pointe deposit and the recent discovery of the La Pointe Extension have provided a better understanding of the metallogenic context and improved the geological and structural interpretation of the auriferous showings.

At the Sakami project, two principal distinct gold zones are identified. These are denoted as Lapointe and Lapointe Extension. The current MRE is only focusing solely on Lapointe extension. The Lapointe area also contains gold, but the mineralized zones extend under the reservoir. Geotechnical studies and permits are required to develop this area of the Sakami project. On Figure 7-3, the two areas are shown with the limit of the pit on the Sakami Lapointe Extension as determined by the current MRE.

Couture (2001) identified three main rock types at the La Pointe Deposit:

●	metamorphosed sedimentary rock (biotite paragneiss);

●	amphibolitized mafic volcanic rock; and

●	granodiorite.

These rock units are interlayered and intruded by an alkali granite pegmatite (carrying tourmaline) and other felsic dikes (or strongly altered and silicified paragneiss) (Fleury 2016). There is also a band of pyrite-bearing quartz arenites that are interpreted to be part of the Apple Formation.

Methodology

Fury has implemented QA/QC procedures to ensure best practices in sampling and analysis of the core samples. Drill collars are located with a handheld GPS. Front sights and back sights are identified with pickets and oriented with a compass prior to installation of the drill on the setup. The sights are used to assist the field staff to align the drill.

Core logging is carried out by Fury staff. The software used to manage drillhole data is MX Deposit combined more recently with Leapfrog. The drill core is logged and then split, with one-half sent for assay and the other retained in the core box as a witness sample. The samples intervals are selected by lithology, alteration zones and zones of sulphide enrichment. All the mineralized paragneiss is sampled. Core is sampled from 1.0 m to 1.5 m lengths. RQD is included in the drill logs and recovery is very good. Core boxes are photographed, and the pictures are catalogued in Fulcrum application. Drill core is stored in wooden core boxes arranged in covered core towers on site at the camp located adjacent to the La Pointe Deposit. The samples are delivered, in secure tagged bags, directly to the ALS Minerals laboratory (ALS) in Val D’Or, Quebec for analysis. The samples are weighed and identified prior to sample preparation. All samples were analyzed by fire assay with AA finish on a 30g sample (0.005-10 ppm Au), with a gravimetric finish for assays over 10 ppm Au.

Drilling and Exploration

Drilling performed by previous owner QPM during 2018, 2019, 2019, 2020, 2021, 2022, and 2023 and is summarized in Section 6 (History) of the Technical Report.

A total of seven diamond drill holes totaling 3,686.4 m were completed at the Sakami Project by Fury during the 2025 campaign. Six holes targeted the down plunge and along strike extensions of previously identified gold mineralization across 650 m of strike length at the La Pointe Extension target. Historical drilling has intercepted gold mineralization across widths of up to 75 m and to a depth of up to 500 m below surface. All 2025 drill holes completed at La Pointe Extension intercepted zones of intense silicification with sulphide mineralization containing broad zones of gold mineralization in two sub-parallel zones with higher grade cores. Other than the drilling, the only exploration work made by Fury in 2025 was a regional geochemical soil sampling program.

During the 2025 field campaign a soil grid was completed 10 km to the west of La Pointe extension along a regional fault splay off of the main La Grande – Opinaca suture zone. The soil grid resulted in the collection of 237 samples identifying six structurally controlled gold anomalies for potential follow-up work (Figure 9-1). The gold in soil anomalies occur within a regional scale fold nose associated with mafic volcanic rocks and iron formation. Further field work is being contemplated to potentially advance the soil anomalies to a drill ready stage.

Mineral Resource Estimate MRE)

The Sakami Project Technical Report QP is of the opinion that the 2025 MRE should be classified as Inferred mineral resources based on geological and grade continuity, data density, search ellipse criteria, drill hole spacing and interpolation parameters. The requirement for reasonable prospect of eventual economic extraction has been met by (i) having a minimum width for the modelling of the mineralization zones and a cut-off grade, (ii) using reasonable inputs, for the potential surface mining method scenarios; and (iii) applying constraints consisting of an optimized surface pit shell.

The QPs consider the 2025 MRE to be reliable and based on quality data and geological knowledge. The estimate follows CIM Definition Standards and Best Practices Guidelines.

Category	Tonnes	Au g/t	Contained Au (oz)
Inferred	23,887,000	1.07	825,000

Table 13: 2025 Sakami Inferred Resource Estimate

Note(s)to Sakami Resource Estimate:

1.	The effective date of the Sakami project Mineral Resource Estimates (“MREs”) is November 11, 2025.

2.	The Mineral Resource Estimates were estimated by Olivier Vadnais-Leblanc, P.Geo. of SGS Geological Services and is an independent Qualified Person as defined by NI 43-101.

3.	The classification of the current Mineral Resource Estimates into Inferred mineral resources is consistent with current 2014 CIM Definition Standards – For Mineral Resources and Mineral Reserves.

4.	All figures are rounded to reflect the relative accuracy of the estimate and numbers may not add due to rounding.

5.	The mineral resources are presented undiluted and in situ, constrained by continuous 3D wireframe models, and are considered to have reasonable prospects for eventual economic extraction.

6.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that most Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

7.

The Project mineral resource estimates (Sakami Extension) are based on a validated database which includes data from 54 surface diamond drill holes totaling 18,233.72 m. The Project resource database totals 13,147 drill hole assay intervals representing 17455.62 m of data.

8.	The MRE for the Sakami deposit is based on 44 three-dimensional (“3D”) resource models.

9.

Grades for Au were estimated for each mineralization domain using 1.5 metre capped composites assigned to that domain. To generate grade within the blocks, the inverse distance square (ID2) interpolation method was used for all domains of the Sakami deposit. An average density value of 2.76 g/cm3 was assigned to each domain.

10.

Based on the location, surface exposure, size, shape, general true thickness, and orientation, it is envisioned that parts of the Sakami deposit may be mined using open-pit mining methods. In-pit mineral resources are reported at a base case cut-off grade of 0.4 g/t Au. The in-pit resource grade blocks are quantified above the base case cut-off grade, above the constraining pit shell, below topography and within the constraining mineralized domains (the constraining volumes).

11.

The pit optimization and base-case cut-off grade consider a gold price of $2,600/oz and considers a gold recovery of 92%. The pit optimization and base case cut-off grade also considers a mining cost of US$2.80/t mined, pit slope of 55⁰ degrees, and processing, treatment, refining, G&A and transportation cost of USD$19.00/t of mineralized material.

12.

The results from the pit optimization, using the pseudoflow optimization method in Whittle.20.22, are used solely for the purpose of testing the “reasonable prospects for economic extraction” by an open pit and do not represent an attempt to estimate mineral reserves. There are no mineral reserves on the Property. The results are used as a guide to assist in the preparation of a Mineral Resource statement and to select an appropriate resource reporting cut-off grade. A Whittle pit shell at a revenue factor of 1.00 was selected as the ultimate pit shell for the purposes of this mineral resource estimate.

13.	The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

RISK FACTORS

An investment in securities of Fury Gold involves significant risks, which should be carefully considered by prospective investors before purchasing such securities. Management of Fury Gold considers the following risks to be most significant for potential investors in Fury Gold, but such risks do not necessarily comprise all those associated with an investment in Fury Gold. Additional risks and uncertainties not currently known to management of Fury Gold may also have an adverse effect on Fury Gold’s business. If any of these risks actually occur, Fury Gold’s business, financial condition, capital resources, results of operations and/or future operations could be materially adversely affected.

In addition to the other information set forth elsewhere in this AIF, the following risk factors should be carefully considered when assessing risks related to Fury Gold’s business.

Exploration Activities May Not Be Successful

Exploration for, and development of, mineral properties is speculative and involves significant financial risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling, to complete a feasibility study and to construct mining and processing facilities at a site for extracting gold or other metals from ore. Fury Gold cannot ensure that its future exploration programs will result in profitable commercial mining operations.

Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain adequate machinery, equipment and/or labour are some of the risks involved in mineral exploration activities. The Company has relied on and may continue to rely on consultants and others for mineral exploration expertise.

The Company has implemented safety and environmental measures designed to comply with or exceed government regulations and ensure safe, reliable and efficient operations in all phases of its operations. The Company maintains liability and property insurance, where reasonably available, in such amounts as it considers prudent. The Company may become subject to liability for hazards against which it cannot insure or which it may elect not to insure against because of high premium costs or other reasons.

Also, substantial expenses may be incurred on exploration projects that are subsequently abandoned due to poor exploration results or the inability to define reserves that can be mined economically. Development projects have no operating history upon which to base estimates of future cash flow. Estimates of proven and probable mineral reserves and cash operating costs are, to a large extent, based upon detailed geological and engineering analysis. There have been no feasibility studies conducted in order to derive estimates of capital and operating costs including, among others, anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, ground and mining conditions, expected recovery rates of the gold or copper from the ore, and anticipated environmental and regulatory compliance costs.

Substantial expenditures are required to establish mineral resources and mineral reserves through drilling and development and for mining and processing facilities and infrastructure. No assurances can be given that mineral will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. There is also no assurance that even if commercial quantities of ore are discovered that the properties will be brought into commercial production or that the funds required to exploit any mineral reserves and resources discovered by the Company will be obtained on a timely basis or at all. Economic feasibility of a project is based on several other factors including anticipated metallurgical recoveries, environmental considerations and permitting, future metal prices and timely completion of any development plan. Most of the above factors are beyond the control of the Company. There can be no assurance that the Company’s mineral exploration activities will be successful. In the event that such commercial viability is never attained, the Company may seek to transfer its property interests or otherwise realize value or may even be required to abandon its business and fail as a “going concern”.

Moreover, advancing any of the Company’s exploration properties into a revenue generating property, will require the construction and operation of mines, processing plants and related infrastructure, the development of which includes various risks associated with establishing new mining operations, including:

●	the ability to obtain acceptance and support from the local communities affected given many communities are opposed to mining operations of any kind;

●	the timing and costs, which can be considerable, of the construction of mining and processing facilities;

●	the availability and cost of skilled labour, mining equipment and principal supplies needed for operations;

●	the availability and cost of appropriate smelting and refining arrangements;

●	the need to maintain necessary environmental and other governmental approvals and permits;

●	the availability of funds to finance construction and development activities;

●	potential opposition from non-governmental organizations, environmental groups, local groups or other stakeholders which may delay or prevent development activities; and

●	potential increases in construction and operating costs due to changes in the cost of labour, fuel, power, materials and supplies.

It is possible that actual costs and economic returns of future mining operations may differ materially from Fury Gold’s best estimates. It is not unusual for new mining operations to experience unexpected problems during the start-up phase and to require more capital than anticipated. These additional costs could have an adverse impact on Fury Gold’s future cash flows, earnings, results of operations and financial condition.

Commodity Price Fluctuations and Cycles

Resource exploration is significantly linked to the outlook for commodities. When the price of commodities being explored for declines, investor interest subsides, and capital markets become more difficult. The price of commodities varies on a daily basis and there is no reliable way to predict future prices.

Gold prices specifically are historically subject to wide fluctuation and are influenced by a number of factors including not only supply and demand for industrial uses, but for speculation purposes, all of which factors are beyond the control or influence of the Company. Some factors that affect the price of gold include industrial and jewelry demand; central bank lending or purchase or sales of gold bullion; forward or short sales of gold by producers and speculators; future level of gold productions; and rapid short-term changes in supply and demand due to speculative or hedging activities by producers, individuals or funds. Gold prices are also affected by macroeconomic factors including: confidence in the global monetary system; expectations of the future rate of inflation; the availability and attractiveness of alternative investment vehicles; the general level of interest rates; the strength of, and confidence in the U.S. dollar, the currency in which the price of gold is generally quoted, and other major currencies; global and regional political or economic events; and costs of production of other gold producing companies.

Additional Funding Requirements and Shareholder Equity Dilution

Fury Gold’s business is in the exploration stage and the Company does not carry on mining activities. As such, it will require additional financing to continue its operations. Fury Gold’s ability to secure additional financing and fund ongoing exploration will be affected by many factors, including the strength of the economy and other general economic factors. Global financial conditions continue to be subject to volatility arising from international geopolitical developments and global economic phenomenon, as well as general financial market turbulence. Access to public financing and credit can be negatively impacted by the effect of these events on Canadian and global credit markets. These instances of volatility and market turmoil could adversely impact Fury Gold’s operations and the trading price of the Common Shares. There can be no assurance that Fury Gold will be able to obtain adequate financing in the future, or that the terms of such financing will be favourable for further exploration and development of its projects. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration, drilling and/or development. Further, revenues, financings and profits, if any, will depend upon various factors, including the success, if any, of exploration programs undertaken and general market conditions for natural resources.

In order to finance future operations, Fury Gold may raise funds through the issuance of additional Common Shares or the issuance of debt instruments or other securities convertible into Common Shares. Fury Gold cannot predict the size of future issuances of Common Shares or the issuance of debt instruments or other securities convertible into Common Shares or the dilutive effect, if any, that future issuances and sales of Fury Gold’s securities will have on the market price of the Common Shares.

Negative Cash Flow

Fury Gold experiences negative cash flow from operations and anticipates incurring negative cash flow from operations for 2025 and beyond as a result of the fact that it does not have revenues from mining or any other activities. In addition, as a result of Fury Gold’s business plans for the development of its mineral projects, Fury Gold expects cash flow from operations to continue to be negative until Fury Gold is able to establish the economic viability and the development of one of its mineral projects, of which there is no assurance. Accordingly, Fury Gold’s cash flow from operations will be negative for the foreseeable future as a result of expenses to be incurred s in connection with advancement of exploration on its mineral projects.

Indirect Economic Interest in the Homestake Ridge Project

As a result of the completion of the sale of the Homestake Ridge Project to Dolly Varden in February 2022, the Company continued to own an indirect minority economic interest in the Homestake Ridge Project through its ownership of a significant interest in Dolly Varden’s common shares. Additionally, the Company had the right to nominate one director to the Dolly Varden Board, based on the Company’s ownership position of Dolly Varden, and the right to nominate a representative to the technical committee. The value of the Company’s ownership in Dolly Varden has varied as the price of the common shares of Dolly Varden fluctuate on the TSX Venture Exchange and this value has been more or less than the accounting value ascribed to these shares (which may create non-cash charges and credits when Dolly Varden finances).  The Company had pre-emptive rights under the Investor Rights Agreement to retain is ownership position in Dolly Varden (on a percentage ownership basis). Accordingly, the Company’s interest in Dolly Varden has ultimately been diluted as the Company never participated in any equity offerings. On March 23, 2026, Dolly Varden received regulatory approval for its previously announced merger of equals with Contango, and the transaction closed on March 26, 2026. As a result, the Company’s 11,263,648 Dolly Varden common shares were converted into 1,860,755 Contango common shares, representing approximately 5.8% of Contango’s outstanding shares. Concurrently, the Investor Rights Agreement was terminated. Tim Clark, Fury’s CEO also serves as a director of Contango with permission of the Fury Board.

Price Volatility of Publicly Traded Securities

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many mining companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continuing fluctuations in price will not occur. These factors are ultimately beyond the control of Fury Gold and could have a material adverse effect on the Company’s financial condition and results of operations. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

Mineral Resource Estimates

There is no certainty that any of the mineral resources on the Eau Claire Project, the Committee Bay Project, or any other project with mineral resources will be advanced into mineral reserves. Until a deposit is actually mined and processed, the quantity of mineral resources and grades must be considered as estimates only, and are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry best practices. Valid estimates made at any given time may vary significantly when new information becomes available. While Fury Gold believes that the Company’s estimates of mineral resources are well established and reflect management’s best estimates, by their nature mineral resource estimates are imprecise and depend, to a certain extent, upon statistical inferences and geological interpretations, which may ultimately prove inaccurate.

The mineral resource estimates included herein have been determined and valued based on assumed future prices, cut-off grades and operating costs. Furthermore, fluctuations in gold and base or other precious metals prices, results of drilling, metallurgical testing and production and the evaluation of studies, reports and plans subsequent to the date of any estimate may require revisions to such estimates. Any material reductions in estimates of mineral resources could have a material adverse effect on the Company’s results of operations and financial condition.

To date, the Company has not established mineral reserves on any of its mineral properties.

Inflation

Consumer price inflation, although lower than 2023, has stayed above 2% in 2024 and if it continues it will mean much higher costs for Fury Gold’s expenditure programs. Fury Gold’s program cost estimates could rapidly become out-of-date. If this happens, the Company will need to either raise additional funds causing equity dilution or reduce its expenditures and potentially reducing progress. Increases in inflation usually result in central bank interest rate hikes which can trigger negative capital market conditions making financing difficult. While inflation increases have often led to higher precious metals prices, there can be no assurance of that, and the Company’s operations and its share price could well be adversely affected by increased inflation.

Property Commitments

Fury Gold’s mineral properties and/or interests may be subject to various land payments, royalties and/or work commitments. Failure by Fury Gold to meet its payment obligations or otherwise fulfill its commitments under these agreements could result in the loss of related property interests.

Environmental Regulatory, Health & Safety Risks

Fury Gold’s operations are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation and regulation provide for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain exploration industry operations, such as from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Future legislation and regulations could cause additional expenses, capital expenditures, restrictions, liabilities and delays in exploration of any of Fury Gold’s properties, the extent of which cannot be predicted. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

Although Fury Gold believes its operations are in compliance in all material respects with all relevant permits, licenses and regulations involving worker health and safety as well as the environment, there can be no assurance regarding continued compliance or ability of the Company to meet stricter environmental regulation, which may also require the expenditure of significant additional financial and managerial resources.

Moreover, mining companies are often targets of actions by non-governmental organizations and environmental groups in the jurisdictions in which they operate. Such organizations and groups may take actions in the future to disrupt Fury Gold’s operations. They may also apply pressure to local, regional and national government officials to take action which may be adverse to Fury Gold’s operations. Such actions could have an adverse effect on Fury Gold’s ability to advance is projects and, as a result on its operations and financial performance.

Relationships with Local Communities and Indigenous Organizations

Negative relationships with Indigenous and local communities could result in opposition to the Company’s projects. Such opposition could result in material delays in attaining key operating permits or make certain projects inaccessible to the Company’s personnel. Fury Gold respects and engages meaningfully with Indigenous and local communities at all of its operations. Fury Gold is committed to working constructively with local communities, government agencies and Indigenous groups to ensure that exploration work is conducted in a culturally and environmentally sensitive manner.

Fury Gold believes its operations can provide valuable benefits to surrounding communities, in terms of direct employment, training and skills development and other benefits associated with ongoing community support. In addition, Fury Gold seeks to maintain its partnerships and relationships with local communities, including Indigenous peoples, and stakeholders in a variety of ways, including in-kind contributions, volunteer time, sponsorships and donations. Notwithstanding the Company’s ongoing efforts, local communities and stakeholders could become dissatisfied with its activities or the level of benefits provided, which could result in civil unrest, protests, direct action or campaigns against it. Any such occurrence could materially and adversely affect the Company’s business, financial condition or results of operations.

Environmental Protection

All phases of the Company’s operations are subject to treaty provision and federal, provincial and local environmental laws and regulations. These provisions, laws and regulations address, among other things, the maintenance of air and water quality standards, land reclamation, the generation, transportation, storage and disposal of solid and hazardous waste, and the protection of natural resources and endangered species. Fury Gold has expanded significant financial and managerial resources to comply with environmental protection laws, regulations and permitting requirements in each jurisdiction where it operates. Fury Gold’s exploration and drilling projects operate under various operating and environmental permits, licenses and approvals that contain conditions that must be met. Failure to obtain such permits, licenses and approvals and/or meet any conditions set forth therein could have a material adverse effect on Fury Gold’s financial conditions or results of operations. Environmental hazards may exist on the Company’s properties which are unknown to the Company at present and were caused by previous or existing owners or operators of the properties, for which the Company could be held liable.

Although Fury Gold believes its operations are in compliance, in all material respects, with all relevant permits, licenses and regulations involving worker health and safety as well as the environment, there can be no assurance regarding continued compliance or ability of Fury Gold to meet potentially stricter environmental regulation, which may also require the expenditure of significant additional financial and managerial resources.

Fury Gold cannot be certain that all environmental permits, licenses and approvals which it may require for its future operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any mining project that it might undertake. To the extent such permits, licenses and approvals are required and are not obtained, Fury Gold may be delayed or prohibited from proceeding with planned exploration or development of its projects, which would adversely affect Fury Gold’s business, prospects and operations.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions including orders issued by governmental, regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed upon them for violation of applicable laws or regulations. Amendments to current provisions, laws and regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on Fury Gold and cause increases in capital expenditures or exploration costs, reduction in levels of exploration or abandonment or delays in the development of mining properties.

Moreover, mining companies are often targets of actions by non-governmental organizations and environmental groups in the jurisdictions in which they operate. Such organizations and groups may take actions in the future to disrupt Fury Gold’s operations. They may also apply pressure to local, regional and national government officials to take actions which may be adverse to Fury Gold’s operations. Such actions could have an adverse effect on Fury Gold’ ability to advance its projects and, as a result, on its financial position and results.

Climate Change

Fury Gold recognizes climate change as an international and community concern. The effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect operational efficiency. Furthermore, increased regulation of greenhouse gas emissions (including in the form of carbon taxes or other charges) may adversely affect the Company’s operations and that related legislation is becoming more stringent.

As a junior explorer Fury does not have operations which contribute significant green house gases relative to the operations of a producing mining company. Fury Gold is focused on operating in a manner that minimizes environmental impacts of its activities; however, environmental impacts from exploration and drilling activities are inevitable. The physical risks of climate change that may impact the Company’s operations are highly uncertain and may be particular to the unique geographic circumstances associated with each of its operations. Such physical risks include, but are not limited to, extreme weather events, wildfires, resource shortages, changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperatures. There may also be supply chain implications in getting supplies to the Company’s operations, including transportation issues. Fury Gold makes efforts to mitigate climate risks by ensuring that extreme weather conditions are included in its emergency response plans. However, there is no assurance that the response will be effective, and the physical risks of climate change will not have an adverse effect on the Company’s operations and profitability.

Fury Gold is focused on operating in a manner that minimizes environmental impacts of its activities; however, environmental impacts from exploration and drilling activities are inevitable. The physical risks of climate change

Changes in Government Mining, Permitting, Environmental Regulation

In addition to climate change, other changes in government regulations or the application thereof and the presence of unknown environmental hazards on any of Fury Gold’s mineral properties may result in significant unanticipated compliance and reclamation costs. Government regulations and treaty provisions relating to mineral rights tenure, permission to disturb areas and the right to operate can adversely affect Fury Gold.

Fury Gold may not be able to obtain all necessary licenses and permits that may be required to carry out exploration on any of its projects. Obtaining the necessary governmental permits is a complex, time-consuming and costly process. The duration and success of efforts to obtain permits are contingent upon many variables not within our control. Obtaining environmental permits may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary approvals and permits will be obtained and, if obtained, that the costs involved will not exceed those that we previously estimated. It is possible that the costs and delays associated with the compliance of such standards and regulations could become such that we would not proceed with the development or operation.

Competitive Conditions

Fury Gold’s activities are directed towards exploration, evaluation and development of mineral deposits. The mineral exploration industry is competitive, and Fury Gold will be required to compete for the acquisition of mineral permits, claims, leases and other mineral interests for operations, exploration and development projects. As a result of this competition, Fury Gold may not be able to acquire or retain prospective development projects, technical experts that can find, develop and mine such mineral properties and interests, workers to operate its mineral properties, and capital to finance exploration, development and future operations. The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral property interests, the recruitment and retention of qualified employees; and for investment capital with which to fund its projects. If Fury Gold is unable to successfully compete in its industry it could have a material adverse effect on the Company’s results of operations and financial condition.

Local Community Uncertainties

Fury Gold’s operations at the Committee Bay Project are located in Nunavut, and, as such, its operations are exposed to various levels of political, economic and other risks and uncertainties inherent in operating in such jurisdictions. Risks and uncertainties of operating in Nunavut may vary from time to time, but are not limited to a limited local workforce, poor infrastructure, a complex regulatory regime and harsh weather. Moreover, Fury Gold’s operations at the Eau Claire Project are located within the Eeyou Istchee James Bay region, which is subject to a modern treaty with the Cree Nation. The treaty identifies land use categories across the region and communities of interest within the Cree Nations which will be consulted with during development of mineral projects in the Eau Claire Project area.

Acquisitions May Not Be Successfully Integrated

Fury Gold undertakes evaluations from time to time of opportunities to acquire additional mining assets and businesses. Any such acquisitions may be significant in size, may change the scale of the Company’s business, may require additional capital, and/or may expose the Company to new geographic, political, operating, financial and geological risks.

Fury Gold’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms, and integrate their operations successfully. Any acquisitions would be accompanied by risks such as: (i) a significant decline in the relevant metal price after Fury Gold commits to complete an acquisition on certain terms; (ii) the quality of the mineral deposit acquired proving to be lower than expected; the difficulty of assimilating the operations and personnel of any acquired companies; (iii) the potential disruption of Fury Gold’s ongoing business; (iv) the inability of management to realize anticipated synergies and maximize the financial and strategic position of Fury Gold; (v) the failure to maintain uniform standards, controls, procedures and policies; (vi) the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and (vii) the potential unknown liabilities associated with acquired assets and businesses.

Changes in the Market Price of Common Shares

The Common Shares are listed on the TSX and the NYSE American. The price of Common Shares is likely to be significantly affected by short-term changes in the gold price or in its financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to Fury Gold’s performance that may have an effect on the price of Common Shares and may adversely affect an investor’s ability to liquidate an investment and consequently an investor’s interest in acquiring a significant stake in Fury Gold include: a reduction in analyst coverage by investment banks with research capabilities, a drop in trading volume and general market interest in Fury Gold’s securities, a failure to meet the reporting and other obligations under relevant securities laws or imposed by applicable stock exchanges could result in a delisting of the Common Shares and a substantial decline in the price of the Common Shares that persists for a significant period of time.

Properties May Be Subject to Defects in Title

Fury Gold has investigated its rights to explore and exploit its projects and, to the best of its knowledge, its rights are in good standing. However, no assurance can be given that such rights will not be revoked, or significantly altered, to Fury Gold’s detriment. There can also be no assurance that Fury Gold’s rights will not be challenged or impugned by third parties.

Some of Fury Gold’s mineral claims may overlap with other mineral claims owned by third parties which may be considered senior in title to the Fury Gold mineral claims. The junior claim is only invalid in the areas where it overlaps a senior claim. Fury Gold has not determined which, if any, of the Fury Gold mineral claims is junior to a mineral claim held by a third party. Although Fury Gold is not aware of any existing title uncertainties with respect to any of its projects, there is no assurance that such uncertainties will not result in future losses or additional expenditures, which could have an adverse impact on Fury Gold’s future cash flows, earnings, results of operations and financial condition.

Reliance on Contractors and Experts

In various aspects of its operations, Fury Gold relies on the services, expertise and recommendations of its service providers and their employees and contractors, whom often are engaged at significant expense to the Company. For example, the decision as to whether a property contains a commercial mineral deposit and should be brought into production depends in large part upon the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified third-party engineers and/or geologists. In addition, while Fury Gold emphasizes the importance of conducting operations in a safe and sustainable manner, it cannot exert absolute control over the actions of these third parties when providing services to Fury Gold or otherwise operating on Fury Gold’s properties. Any material error, omission, act of negligence or act resulting in environmental pollution, accidents or spills, industrial and transportation accidents, work stoppages or other actions could adversely affect the Company’s operations and financial condition.

Qualified and Experienced Employees, Management, and Board Members

Fury Gold’s future success is based on successfully attracting, training and developing employees at all levels of the company from Site Staff to Executive Management. This is especially true for professional geologists with the required skillset being available in the geographic areas that we operate in. The markets for highly skilled workers, as well as talented professionals and leaders in the mining and exploration industry are extremely competitive. The inability to meet our needs for skilled workers and talented professionals and leaders, whether through recruitment or internal training and development activities, could impact our ability to effectively implement our strategy. In addition to this, retaining qualified board members with diversified experience also brings valuable oversight and knowledge to the business.

Legal and Litigation Risks

All industries, including the exploration industry, are subject to legal claims, with and without merit. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding to which Fury Gold may become subject could have a material adverse effect on Fury Gold’s business, prospects, financial condition, and operating results. Defense and settlement of costs of legal claims can be substantial.

Risks Relating to Statutory and Regulatory Compliance

Fury Gold’s current and future operations, from exploration through development activities and commercial production, if any, are and will be governed by applicable laws, regulations and treaty obligations governing mineral claims acquisition, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in exploration activities and in the development and operation of mines and related facilities, generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations, treaty obligations and permits. Fury Gold has received all necessary permits for the exploration work it is presently conducting; however, there can be no assurance that all permits which Fury Gold may require for future exploration, construction of mining facilities and conduct of mining operations, if any, will be obtainable on reasonable terms or on a timely basis or at all, or that such laws and regulations would not have an adverse effect on any project which Fury Gold may undertake.

Failure to comply with applicable laws, regulations, treaty obligations and permits may result in enforcement actions thereunder, including the forfeiture of claims, orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or costly remedial actions. Fury Gold may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations, treaty obligations and permits. Fury Gold is not currently covered by any form of environmental liability insurance. See “– Under-insured or Uninsurable Insurance Risk”, below.

Existing and possible future laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on Fury Gold and cause increases in capital expenditures or require abandonment or delays in exploration.

Under-insured or Uninsurable Insurance Risks

Fury Gold is subject to a number of operational risks and may not be adequately insured for certain risks, including: accidents or spills, industrial and transportation accidents, which may involve hazardous materials, labour disputes, catastrophic accidents, fires, blockades or other acts of social activism, changes in the regulatory environment, impact of non-compliance with laws and regulations, natural phenomena such as inclement weather conditions, floods, earthquakes, ground movements, cave-ins, and encountering unusual or unexpected geological conditions and technological failure of exploration methods.

Limited Business History and No History of Earnings

Fury Gold has no history of operating earnings. The likelihood of success of Fury Gold must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of its business. Fury Gold has limited financial resources and there is no assurance that additional funding will be available to it for further operations or to fulfill its obligations under applicable agreements. There is no assurance that Fury Gold will ultimately generate revenues, operate profitably, or provide a return on investment, or that it will successfully implement its plans.

Claims by Investors Outside of Canada

Fury Gold is incorporated under the laws of British Columbia. All of Fury Gold’s directors and officers, with the exception of Mr. Tim Clark, CEO of the Company and Phil Baker, independent Director, who are US residents, and all of the experts named herein, are residents of Canada or otherwise reside outside of the United States, and all or a substantial portion of their assets, and a substantial portion of Fury Gold’s assets, are located outside of the United States. As a result, it may be difficult for investors in the United States or outside of Canada to bring an action against directors, officers or experts who are not resident in the United States. It may also be difficult for an investor to enforce a judgment obtained in a United States court or a court of another jurisdiction of residence predicated upon the civil liability provisions of United States federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions outside of Canada against those persons or Fury Gold.

No-Dividends Policy

No dividends on the Common Shares have been paid by Fury Gold to date. Payment of any future dividends, if any, will be at the discretion of the Board after taking into account many factors, including Fury Gold’s operating results, financial conditions, development and growth, and current and anticipated cash needs.

Disclosure and Internal Controls

Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to Fury Gold’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of reporting, including financial reporting and financial statement preparation.

The Company documented and tested its internal controls over financial reporting during its most recent fiscal year in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management and an independent assessment by the Company’s independent auditors of the effectiveness of the Company’s internal controls over financial reporting. As the Company is presently a “non-accelerated filer”, the Company’s independent auditors are not required to attest to the effectiveness of the Company’s internal control over financial reporting. While the Company’s management has assessed and made a statement to the effectiveness of the Company’s internal controls over financial reporting as at December 31, 2025, and the Company will be required to detail changes to our internal controls on a quarterly basis, the Company cannot provide assurance that the independent registered public accounting firm’s review process in assessing the effectiveness of our internal controls over financial reporting, if obtained, would not find one or more material weaknesses or significant deficiencies in the Company’s internal control over financial reporting.

The Company may fail to achieve and maintain the adequacy of its internal controls over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that its internal controls over financial reporting are effective. The Company’s failure to maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly traded companies. Future acquisitions of companies, if any, may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by the securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgment. The challenges involved in implementing appropriate internal controls over financial reporting will likely increase with the Company’s plans for ongoing development of its business and this will require that the Company continues to improve its internal controls over financial reporting. Although the Company intends to devote substantial time and incur costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with SOX.

Cybersecurity Risks

Information systems and other technologies, including those related to the Company’s financial and operational management, and its technical and environmental date, are an integral part of the Company’s business activities. Network and information systems related events, such as computer hacking, cyber-attacks, computer viruses, works or other destructive or disruptive software, process breakdowns, denial of service attaches, or other malicious activities or any combination of the foregoing, or power outages, natural disasters, terrorist attacks or other similar events could result in damage to the Company’s property, equipment and date. These events also could result in significant expenditures to repair or replace damaged property or information systems and/or to protect them from similar events in the future. Furthermore, any security breaches such as misappropriation, misuse, leakage, falsification, accidental release or loss of information contained in the Company’s information technology seems including personal and other data that could damage is reputation and require the Company to expend significant capital and other resources to remedy any such security breach. Insurance held by the Company may mitigate losses; however, in any such events or security breaches may not be sufficient to cover any consequent losses or otherwise adequately compensate the Company for disruptions to its business that may result and the occurrence of any such events or security breaches could have a material adverse effect on the Company’s operations and financial results. There can be no assurances that these events and/or security breaches will not occur in the future or not have an adverse effect on the Company’s operations and financial results.

Social Media Risks

As a result of social media and other web-based applications, companies today are at much greater risk of losing control over how they are perceived. Damage to Fury Gold’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. Although the Company places a great emphasis on protecting its image and reputation, it does not ultimately have direct control over how it is perceived by others. Reputation loss may lead to increased challenges in developing and maintaining community relations, decreased investor confidence and act as an impediment to the Company’s overall ability to advance its projects, thereby having a material adverse impact on the Company’s business, financial condition or results of operations.

Liabilities relating to Past Issuances of Flow-Through Shares

The Company has issued Flow-Through (or FT) Shares which are Canadian tax-incentivized common shares for initial purchasers of treasury common shares for which the rules require that the Company expend the FT Share issuance proceeds on exploration in Canada. FT Shares are sold pursuant to the requirements of Canadian tax legislation, which incentivize investors to purchase these shares by allowing a deduction from income for their purchase price (aside from the tax aspects, FT Shares are in all respects ordinary common shares). Although the Company believes it will be able to incur the necessary amount of exploration expenditures as required by the Flow-Through Share subscription agreements, there is a risk that expenditures incurred by the Company may not be expended within the time limits, or that they will qualify as “Canadian exploration expenditures” (“CEE”), as such term is defined in the Income Tax Act (Canada) (the “Tax Act”), or that any such resource expenses incurred will be reduced by other events including failure to comply with the provisions of the Flow-Through Share subscription agreements or of applicable income tax legislation.

If the Company does not renounce to Flow-Through Share subscribers CEE within 2025, or if there is a reduction in such amount renounced pursuant to the provisions of the Tax Act, the Company may need to indemnify such subscribers, on the terms included in the Flow-Through Share subscription agreements, for an amount equal to the amount of any tax payable or that may become payable under the Tax Act. There were $0.9 million remaining expenditures as of December 31, 2025, which are to be used by December 31, 2025, in connection with the requirement to incur CEE in 2025.

On June 13, 2024, the Company issued 5,320,000 FT Shares of the Company for gross proceeds of $5 million. The Company is required to deploy the remaining $0.9 million of CEE on or before December 31, 2025 in respect of this financing and the balance in 2025 and failure to do so will result in financial penalties.

DESCRIPTION OF CAPITAL STRUCTURE

The Company’s authorized share capital consists of an unlimited number of Common Shares and an unlimited number of preferred shares in the capital of the Company (none of which has been allotted or issued). As of the date of this AIF, 190,123,861 Common Shares are issued and outstanding. In addition, as at the date of this AIF, there were 6,427,274 Common Shares issuable upon the exercise of outstanding share purchase options (“Options”), at a weighted average exercise price of $0.93 and 1,631,395 Common Shares issuable upon the vesting of outstanding restricted share units (“RSUs”), over the next 25 months. Additionally, 1,010,000 Common Shares are issuable upon a) the vesting of outstanding deferred share units (“DSUs”), with vesting dates over the next 25 months, and b) the cessation of employment or directorship with Fury. In addition, there are 13,029,434 common share purchase warrants outstanding (“Warrants”), with exercise prices ranging from $0.80 to $1.35 and expiry dates from May 31, 2027 to May 27, 2028.

Attributes of Common Shares

Each Common Share entitles the holder to: (i) one vote at all meetings of shareholders (except meetings at which only holders of a specified class of shares are entitled to vote); (ii) receive, subject to the holders of another class of shares, any dividend declared by the Board; and (iii) receive, subject to the rights of the holders of another class of shares, the remaining property of Fury Gold on the liquidation, dissolution or winding up of Fury Gold, whether voluntary or involuntary, or for the purposes of a reorganization or otherwise or upon any distribution of capital, on a pro-rata basis. No pre-emptive, redemption, sinking fund or conversion rights are attached to the Common Shares.

Authorized Preferred Shares- Nil issued

Preferred Shares are authorized to be issued from time to time in one or more series, and the Board may fix from time to time before such issue the number of Preferred Shares, the designation, rights and privileges attached thereto including any voting rights, dividend rights, redemption, purchase or conversion rights, sinking fund or other provisions. Preferred Shares generally rank in priority over Common Shares and any other shares ranking by their terms junior to the Preferred Shares as to dividends and return of capital upon, liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company.

MARKET FOR SECURITIES

Trading Price and Volume on TSX

The following table sets out the high and low sale prices and the aggregate volume of trading of the Common Shares on the TSX and the NYSE American on a monthly basis for the most recently completed fiscal year ended December 31, 2025.

Trading Price and Volume of Common Shares on the TSX

Date	High (CAD$)	Low (CAD$)	Volume
December 2025	0.99	0.79	4,389,390
November 2025	0.86	0.70	3,556,196
October 2025	1.23	0.80	7,475,448
September 2025	1.00	0.72	4,536,748
August 2025	0.74	0.65	1,277,899
July 2025	0.81	0.67	958,970
June 2025	0.75	0.55	1,840,569
May 2025	0.59	0.49	1,809,192
April 2025	0.57	0.49	967,445
March 2025	0.59	0.51	942,125
February 2025	0.61	0.51	1,416,348
January 2025	0.61	0.51	717,874

Table 14: 2025 TSX Trading Summary

Trading Price and Volume of Common Shares on the NYSE American

Date	High (US$)	Low (US$)	Volume
December 2025	0.72	0.57	12,994,600
November 2025	0.63	0.50	9,975,100
October 2025	0.89	0.57	29,191,800
September 2025	0.73	0.51	16,791,800
August 2025	0.55	0.46	4,545,500
July 2025	0.59	0.50	4,780,100
June 2025	0.56	0.41	6,891,400
May 2025	0.42	0.36	3,818,600
April 2025	0.42	0.35	3,237,000
March 2025	0.42	0.36	2,774,500
February 2025	0.42	0.25	3,321,100
January 2025	0.42	0.39	2,658,400

Table 15: 2025 NYSE American Trading Summary

Prior Sales-2025 Issuances of Common Shares or Equivalents

During its financial year ended December 31, 2025, and up until the date of this AIF, Fury Gold issued the following securities that were not listed or quoted on either the TSX or the NYSE American:

Date of Issuance	Number and Type of Securities Issued	Issue/Exercise Price (C$)	Reason for Issuance
January 9, 2025(1)	1,142,500 RSU’s	N/A	Long-Term RSU Grant
January 9, 2025(2)	590,000 DSU’s	N/A	Long-Term DSU Grant
January 9, 2025	80,000 Options	0.60	Option Grant
April 28, 2025	596,808 Warrants	1.35	QPM Acquisition
May 27, 2025	6,728,000 Warrants	0.80	Private Placement Financing
June 18, 2025	60,000 Options	0.72	Option Grant
October 10, 2025	4,957,500 Warrants	1.20	Private Placement Financing
November 1, 2025	747,126 Warrants	1.20	Private Placement Financing
January 9, 2026	110,000 Options	0.83	Option Grant
January 9, 2026	885,000 RSUs	N/A	Long-Term RSU Grant
January 9, 2026	430,000 DSUs	N/A	Long-Term DSU Grant
January 23, 2026	100,000 DSUs	N/A	Long-Term DSU Grant

Table 16: 2025 Issuances of Treasury Shares or Equivalents

Notes:

(1)	Common Shares were issued during the year upon vesting.
(2)	Unvested DSUs were cancelled due to resignation.

DIRECTORS AND EXECUTIVE OFFICERS

Name, Principal Occupation and Province or State of Residence

The following table sets out the names, province or state and country of residence, positions with or offices held with Fury Gold, and principal occupation for the past five years of each of Fury Gold’s directors and executive officers, as well as the period during which each has been a director of Fury Gold. The following table also identifies the members of each committee of the Board. The information contained in the table is current as of the date of this AIF.

The term of office of each director of Fury Gold expires at the annual general meeting of shareholders each year.

Directors and Executive Officers

Name, Position and Province and Country of Residence	Principal Occupation During the Past Five Years	Director Since
FORRESTER (TIM) A. CLARK CEO & Director Massachusetts, United States

Executive

Director of Fury Gold; Director of Dolly Varden Silver Corporation. Mr. Clark has 25 years of global capital markets experience with numerous US, European and Canadian banks, including Barclays Capital, National Bank Financial, Merrill Lynch, Deutsche Bank and most recently BMO Capital Markets, where he held the role of Managing Director, Institutional Equity Sales.

March 16, 2021
BRIAN CHRISTIE (1)(2)(3) Independent Chair Ontario, Canada

Financial Executive

Chair of Fury Gold; Director of Wallbridge Mining Company Limited; Past Director of Forum Energy Metals Corp; Strategic Advisor for Agnico Eagle Mining Limited (“Agnico Eagle”); Past Director of Denver Gold Group; VP, Investor Relations at Agnico Eagle

February 22, 2023
STEVE COOK(1) (4) Independent Director British Columbia, Canada

Semi-retired Lawyer and Businessman

Director of Fury Gold; Past Director of Torq Resources Inc. (until Feb 29, 2025); Past Director of Tier One Silver Inc. (until Aug 7, 2024); Past Director of Coppernico Metals (until April 9, 2024), former tax partner at law firm of Thorsteinssons LLP; Principal at SM Cook Legal Services Law Corporation; Past Director of Cayden Resources Inc; Past Director of Skeena Resources Ltd.; Past Director of SnipGold Corp; Past Director of LaSalle Exploration Corp.

October 28, 2013
MICHAEL HOFFMAN (1)(2)(3)(4) Independent Director Ontario, Canada

Retired Mining Engineer/Mining Executive

Director of Fury Gold; Director of 1911 Gold; Director and Chair of NiCAN Ltd; Director of Excellon Mining; Director of Volta Metals Inc.; Past Director of Eastmain; Past Director of Trevali Mining Corporation; Past Director of Silver X Mining; Past Director of Velocity Minerals; Past Director of LiCAN Ltd. (private).

October 9, 2020
ALISON SAGA WILLIAMS (2)(4) Independent Director Ontario, Canada

Lawyer

Director of Fury Gold; Director of NiCAN Ltd Adjunct Professor at Osgoode Hall Law School; Former Elected Official for the Curve Lake First Nation. Principal of AS Williams Consulting firm, where the balance of Ms. Williams professional activities are spent working for Indigenous communities in government and resource development companies in the capacity of negotiations and governance, and as a strategic advisor.

October 5, 2020
PHILLIPS BAKER, Jr. Independent Director Texas, United States

Director of Fury Gold; Director of Dateline Resources Ltd.; Former Chief Executive Officer and director of Hecla Mining Company (“Hecla”) from 2003 until his retirement in 2024. Past Chair of the United States’ National Mining Association from 2017 to 2020.

January 26, 2026

Name, Position and Province and Country of Residence	Principal Occupation During the Past Five Years	Director Since
ISABELLE CADIEUX (3)(5) Independent Director Quebec, Canada

Geologist

Director of Fury Gold until March 24, 2025; Past Managing Director, Investment, SIDEX. Past Director of Ordre des géologues du Québec (OGQ; Past Director of the Canadian Council of Professional Geoscientists; Past member of the Executive Committee of the UQAT-UQAM Chair in Mining Entrepreneurship.

September 5, 2023 to March 24, 2025
PHIL VAN STADEN Chief Financial Officer Ontario, Canada	Chartered Professional Accountant Chief Financial Officer of Fury Gold; Past Controller of Fury Gold;	CFO since 2023
BRYAN ATKINSON, P.Geo(7) SVP, Exploration Alberta, Canada	Geologist Senior Vice President, Exploration of Fury Gold; Past Exploration Manager of Universal Mineral Services; Past Senior Geologist of APEX Geoscience Ltd.	SVP since 2022
Mario Courchesne, P Eng. VP Project Development St Basile-le-Grand, Que

Mr. Courchesne brings 42 years of diverse experience in engineering, process mine development, feasibility studies, due diligence, construction, operations. He was most recently a self-employed consultant.

VP project Development since March, 2026

Table 17: Directors and Officers Summary Information

Notes:

(1)	Member of the Audit Committee.
(2)	Member of the Nominating, Compensation and Governance Committee. Effective June 26, 2025, Michael Hoffman was appointed to the Committee, replacing Jeffrey Mason
(3)	Member of the Technical, Safety and Risk Management Committee.
(4)	Member of the Indigenous and Community Relations Committee.
(5)	Isabelle Cadieux resigned from the Board effective March 25, 2025.
(6)	Phillips Baker was appointed to the Board effective January 23, 2026.
(7)

Mr Atkinson has given notice of his resignation as Sr Vice President Exploration to be effective on or about April 30, 2026. He will be pursuing other opportunities but is expected to be retained by Fury under a consulting arrangement to assist in transition and thereafter on an as-needed basis.

Management Security Holdings

As at the date of this AIF, Fury Gold’s directors and executive officers as a group, beneficially owned, directly and indirectly, or exercised control or direction over, a total of 3,410,516 Common Shares, being approximately 1.84% of Fury Gold’s issued and outstanding Common Shares.

No Management History of Cease Trade Orders, Bankruptcies etc.

As at the date of this AIF or within the last 10 years before the date of this AIF, no director or executive officer of Fury Gold was a director, chief executive officer or chief financial officer of any company (including Fury Gold), that:

(a)

was subject to a cease trade or similar order or an order denying the relevant company access to any exemptions under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(b)

was subject to a cease trade or similar order or an order denying the relevant company access to any exemptions under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director, chief executive officer or chief financial officer ceased to be a director, chief executive officer or chief financial officer, and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Other than as described below, no director or executive officer of Fury Gold, or a shareholder holding a sufficient number of securities of Fury Gold to affect materially the control of Fury Gold,

(a)

is, at the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including Fury Gold) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(b)

has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder; or

(c)	has been subject to:

i.

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

ii.	any other penalties or sanctions imposed by a court or a regulatory body that would likely be considered important to a reasonable securityholder in making an investment decision.

Potential Conflicts of Interest

No directors or officers have any known conflicts of interest in connection with Fury Gold. Several directors serve on the boards of other publicly traded junior mining companies, which can lead to potential conflicts of interest in connection with the entitlement to mineral project opportunities which may come to their attention. In response to this risk, the Company and its shared services provider, Universal Mineral Services Ltd. haves established policies to avoid these situations and to comply with legal requirements of their fiduciary obligations and the requirements of the applicable corporate laws (Business Corporations Act (British Columbia)) should such potential conflict of interest situations arise.

Audit Committee

Audit Committee Charter

The primary responsibility of the Audit Committee of the Company (the “Audit Committee”) is that of oversight of the financial reporting process on behalf of the Board. This includes oversight responsibility for financial reporting and continuous disclosure, oversight of external audit activities, oversight of financial risk and financial management control, and oversight responsibility for compliance with tax and securities laws and regulations as well as whistle blowing procedures. The Audit Committee is also responsible for the other matters as set out in this charter and/or such other matters as may be directed by the Board from time to time. The Audit Committee should exercise continuous oversight of developments in these areas.

Composition of the Audit Committee

The current members of the Audit Committee are Steve Cook (Chairperson), Brian Christie and Michael Hoffman, each of whom are considered financially literate and all are independent as such terms are defined under National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators

Relevant Education and Experience of Audit Committee Members

Set out below is a brief description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member.

Steve Cook is a retired tax partner at the law firm of Thorsteinssons LLP, Vancouver, BC. Mr. Cook received his B.Comm. and LL.B. degrees from the University of BC and was called to the BC Bar in 1982 and the Ontario Bar in 1992. Mr. Cook is a specialist in corporate and international tax planning, representation, and civil and criminal tax litigation.

Brian Christie was VP Investor Relations at Agnico Eagle Mines from December 2012 until his retirement in June 2022. Before joining Agnico, he worked for over 17 years in the investment industry, primarily as a precious and base metals mining analyst with Desjardins Securities, National Bank Financial, Canaccord Capital and HSBC Securities. Prior to this, Mr. Christie spent 13 years in the mining industry as a geologist for a variety of mining companies, including Homestake, Billiton, Falconbridge Copper and Newmont Mining.

Michael Hoffman is an experienced mining executive with over 40 years of practice including engineering, mine operations, corporate development, projects and construction. Mr. Hoffman also has direct northern Canadian mining experience including operations and projects.

Each member of the Audit Committee has:

●

an understanding of the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

●

experience preparing, auditing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising individuals engaged in such activities; and

●	an understanding of internal controls and procedures for financial reporting.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services to be provided to the Company or any subsidiaries by the Company’s external auditor. The Chair of the Audit Committee has the authority to pre-approve in between regularly scheduled Audit Committee meetings any non-audit service of less than $50,000, however such approval will be presented to the Audit Committee at the next scheduled meeting for formal approval.

External Auditor Service Fees

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s auditor for various services.

Nature of Services	December 31, 2025	December 31, 2024
Audit Fees(1)	$510,845	$523,364
Audit-Related Fees(2)	Nil	Nil
Tax Fees	Nil	Nil
All Other Fees	Nil	Nil
Total	$510,845	$523,364

Table 18: 2024/25 External Auditor Fees

Notes:

(1)

“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits. In 2024 and 2025, the Audit Fees included fees incurred in connection with certain securities filings.

(2)

“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

Other Board Committees

The Board currently has three other standing committees in addition to the Audit Committee, namely the Nominating, Compensation and Governance Committee, the Indigenous and Community Relations Committee, and the Technical, Health, Safety and Environment Committee. Each standing committee of the Board operates according to its mandate, which is approved by the Board and sets out the committee’s duties and responsibilities. Copies of the standing committee mandates are available at www.furygoldmines.com/about-us/governance/.

No Legal Proceedings

To the best knowledge of Fury Gold’s management, there are no material legal proceedings involving Fury Gold or its properties as of the date of this AIF and Fury Gold knows of no such proceedings currently contemplated.

No penalties or sanctions have been imposed against Fury Gold by a court relating to securities legislation or by a securities regulatory authority during Fury Gold’s financial year, no penalties or sanctions have been imposed by a court or regulatory body against Fury Gold that would likely be considered important to a reasonable investor in making an investment decision and no settlement agreements have been entered into by Fury Gold before a court relating to securities legislation or with a securities regulatory authority during the financial year.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the knowledge of the directors and executive officers of Fury Gold, there were no material interests, direct or indirect, of directors or executive officers of Fury Gold, any shareholder of Fury Gold who beneficially owns, directly or indirectly, or exercised control or direction over Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares, or any known associate or affiliate of such persons, in any transaction during the three most recently completed financial year of Fury Gold or during the current financial year that has materially affected or is reasonably expected to materially affect Fury Gold.

SHARED SERVICES PROVIDER

Pursuant to a 2021 Agreement amongst Fury, Universal Mineral Services Ltd. (“UMS”), a private British Columbia company and three other public companies, the Company shares geological and administrative services with three other junior explorers some of which now or in the past three years have had one or more common directors. These three are Torq Resources Inc, Coppernico Metals Inc. and Tier One Silver Inc. Fury and each of these other junior resource companies own a 25% share interest in UMS. Under the shared services arrangements UMS provides part-time personnel to assist with administrative and technical matters. All  transactions with UMS are in the normal course of operations, and the shared costs are considered by management to be priced at equal to or better than would be the fair market rates for the shared services. All amounts owing to or from UMS are unsecured, non-interest bearing, and have no specific terms of settlement, unless otherwise noted.

(in thousands)	2025	2024	2023
Exploration and evaluation costs	$344	$233	$ 872
General and administration	$232	$307	$714
Total transactions for the year	$576	$ 540	$ 1,586

Table 19: 2023-2025 Shared Service Provider Costs

The outstanding balance owing at December 31, 2025 was $57 (December 31, 2024 – $90, December 31, 2023 – $103), which is included in accounts payable. As part of the UMS arrangement, the Company is contractually obligated to pay certain rental expenses in respect of a ten-year office lease entered into by UMS on July 1, 2021. As at December 31, 2025, the Company expects to incur approximately $77in respect of its share of future rental expense of UMS.

The Company issues share options to certain UMS employees, including key management personnel of the Company. The Company recognized a share-based compensation recovery of $11 for the year ended December 31, 2025, in respect of share options issued to UMS employees (December 31, 2024 - $3 share-based compensation recovery, December 31, 2023 - $317 expense), which is included within employee benefits and exploration and evaluation costs.

TRANSFER AGENT AND REGISTRAR

Fury Gold’s registrar and transfer agent for the Common Shares is Odyssey Trust Company at its principal offices located at the Stock Exchange Tower, 1230 – 300 5th Avenue SW, Calgary, AB, T2P 3C4, Canada (888) 290-1175.

AUDITOR

The auditor of the Company since 2015 has been Deloitte LLP, Chartered Professional Accountants, of 410 W Georgia St, Vancouver, BC, V6B 0S7. Deloitte LLP is independent with respect to the Company within the meaning of the U.S. Securities Act of 1933, as amended, and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States) and within the meaning of the rules of professional conduct of the Chartered Professional Accountants of British Columbia.

On January 20, 2026 management notified Deloitte LLP that it intends to recommend to shareholders the appointment of PricewaterhouseCoopers LLP to be elected successor auditors at the next annual shareholders meeting which is expected in June 2026. In the notice to Deloitte LLP, management confirmed that Deloitte LLP has not expressed any modified audit opinions on the consolidated financial statements of the Company for the two most recently completed financial years preceding the date of this notice, being the years ended December 31, 2024 and December 31, 2023 and further confirmed the opinion of the Company, there have been no “reportable events” in connection with Deloitte LLP’s audit work. In its response to the Company Deloitte LLP confirmed these statements. Both the Company’s notice letter and the Deloitte LLP response are publicly filed at www.sedarplus.ca on January 20, 2026.

PricewaterhouseCoopers LLP (“PwC”) of 18 York Street, Suite 2500, Toronto, Ontario, M5J 0B2 has advised the Company that they are independent with respect to the Company within the meaning of the Chartered Professional Accountants of British Columbia CPA Code of Professional Conduct and in accordance with the independence rules of the SEC and the Public Company Accounting Oversight Board.

MATERIAL CONTRACTS

The Company is not subject to any contracts on which its business can be considered substantially dependent.

INTERESTS OF EXPERTS

Certain of the scientific and technical information relating to the Company’s mineral projects has been derived from the four Technical Reports prepared by the experts named below and has been included in reliance on such person’s expertise. These Technical Reports are identified as follows:

1.

2025 Eau Claire PEA-“Preliminary Economic Assessment of the Eau Claire Project, Eeyou Istchee James Bay Region of Quebec, Canada” prepared by Maxime Dupéré, P.Geo, Sarah Dean, P.Geo., William van Breugel, P. Eng., Henri Gouin, P. Eng., Johnny Canosa, P. Eng., and Joseph Keane, P.E. of SGS Geological Services with an effective date of August 25, 2025 (this Technical Report incorporates the 2024 Mineral Resource Estimate prepared by Mr Dupéré, a co-author).

2.

2025 Sakami-Sakami MRE “Initial Mineral Resource Estimate for the Sakami Project, Eeyou Istchee Territory, James Bay Region of Quebec, Canada” which is dated January 21, 2026, has an effective date of November 11, 2025 authored by Olivier Vadnai-Leblanc, P. Geo., Geologist with SGS Geological Services

3.

2024 Éléonore South Geological Report “Technical Report on the Éléonore South Project, Quebec, Canada” prepared by Mrs. Valerie Doyon, the Company’s Senior Project Geologist with an effective date of March 31, 2024”.

4.

2023 Committee Bay “Technical Report on the Committee Bay Project, Nunavut Territory, Canada” dated September 11, 2023, prepared by Bryan Atkinson, P.Geo. as Senior Vice President Exploration of Fury Gold Mines and Andrew Turner, P.Geol., principal at APEX Geoscience Ltd.”.

Copies of the Technical Reports can be accessed online on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Bryan Atkinson, P.Geo  Senior Vice President Exploration has reviewed the technical information this AIF relating t the Committee Bay Project and Ms. Valerie Doyon, P.Geo., as Senior Project Geologist reviewed and approved the information related to the Quebec projects herein namely  Eau Claire Project, Éléonore South and Sakami.

This AIF forms the base disclosure for the Company’s US filing the multi-jurisdiction disclosure system Form 40F which requires written consents of experts named therein. Accordingly, the following persons referenced above have provided or will provide such consents: Maxime Dupéré, P.Geo, Sarah Dean, P.Geo., William van Breugel, P. Eng., Henri Gouin, P. Eng., Johnny Canosa, P. Eng., and Joseph Keane, P.E; Olivier Vadnai-Leblanc, P. Geo; Bryan Atkinson, P.Geo;  Andre w Turner, P.Geol, and Valerie Doyon.

Each of the aforementioned firms or persons held less than one percent of any class of the Company’s securities or of any of the Company’s associates or affiliates when they prepared the Technical Reports referred to above or following the preparation of such Technical Reports. None of the aforementioned firms or persons received any direct or indirect interest in any of the Securities or property or of any of the Company’s associates or affiliates in connection with the preparation of such Technical Reports and the recipient of management incentive stock options in the Company commensurate with his role.

None of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any of its associates or affiliates, other than Bryan Atkinson, P.Geo, Senior Vice President Exploration of the Company and Valerie Doyon, Senior Project Geologist of the Company, who was at the time of reviewing and approving the applicable information and remain as of the date of this AIF a director, officer or employee of the Company or one of its subsidiaries.

ADDITIONAL INFORMATION

Additional information relating to Fury Gold, including directors’ and officers’ remuneration and indebtedness, principal holders of Fury Gold’s securities, and securities authorized for issuance under equity compensation plans, is contained in annual financial statements, management’s discussion and analysis, proxy circulars and interim financial statements of the Company, available under the Company’s profile on SEDAR+ at www.sedarplus.ca. A copy of the Company’s audit Committee charter is available at www.furygoldmines.com/about-us/governance/.